Exhibit 99.1

Your vote matters.
Notice of Annual Meeting of Shareholders and Management Proxy Circular
Annual Meeting March 31, 2015
Bank of Montreal
Please take a moment to vote. Your participation as a Shareholder is important to us.
This document tells you who can vote, what you will be voting on and how to vote.

Your Vote Matters

Choose to vote in one of three ways:

•	Vote online by visiting www.investorvote.com (registered shareholders, including BMO employees) or www.proxyvote.com (non-registered shareholders)
•	Vote by returning the enclosed form of proxy or voting instruction form by mail or fax
•	Vote in person at the annual meeting of Shareholders

Detailed voting instructions for non-registered and registered shareholders can be found starting on page 7 of this Management Proxy Circular.

Location of Annual Meeting Of Shareholders

BMO Financial Group Institute for Learning 3550 Pharmacy Ave. Toronto, Ontario PARKING Located on the West side of the building.

DIRECTIONS

From West:

•	401 Eastbound to Don Valley Parkway (DVP) exit
•	Take 404 North to Steeles and Woodbine exit (Exit 22)
•	Stay right and turn right on to Steeles Avenue
•	At the 3rd set of lights, turn right on Pharmacy Ave. and turn into 1st driveway on the right

From East:

•	401 Westbound to Don Valley Parkway (DVP) exit
•	Take 404 North to Steeles and Woodbine exit (Exit 22)
•	Stay right and turn right on to Steeles Avenue
•	At the 3rd set of lights, turn right on Pharmacy Ave. and turn into 1st driveway on the right

From North:

•	404 South to Steeles and Woodbine exit (Exit 22)
•	Turn left on to Steeles Avenue
•	At the 4th set of lights, turn right on Pharmacy Ave. and turn into 1st driveway on the right

From South:

•	Don Valley Parkway (DVP) North which becomes 404 North
•	Take Steeles and Woodbine exit (Exit 22)
•	Stay right and turn right on to Steeles Avenue
•	At the 3rd set of lights, turn right on Pharmacy Ave. and turn into 1st driveway on the right

1	Bank of Montreal Management Proxy Circular

Letter to Shareholders

Dear fellow Shareholder,

2014 was a year of progress in moving forward the agenda of the bank. BMO reported strong financial results and continued to build on the momentum in each of our operating businesses.

As management continues its efforts to drive productivity, leverage our North American platform and support our customers where they operate – all the while maintaining a prudent approach to risk – every decision we make points back to our fundamental promise to the people with whom we do business. The customer remains at the centre of the five strategic priorities that guide the bank.

In this regard, our Annual Meeting – the time set aside each year for shareholders to hear about these priorities firsthand, to understand our progress to date, and to speak with management and ask questions of them directly – matters. As a bank, we don’t forget that the majority of our shareholders can be found in communities right across North America. We are proud that approximately half of our shareholder base are individual shareholders – many of whom are customers and employees. We would like to acknowledge both individual and institutional shareholders for their support of the bank. In the end, all of our shares are held in the interest of individuals, and we are attentive and responsive to those interests – because they are important to the owners of this company.

Equally important, the Meeting also presents shareholders with an opportunity to vote on those matters that affect the governance of our company – and to choose the people who represent us as directors when key decisions are made. As you review the director nominees for election, you will notice two new names, Martin S. Eichenbaum and Lorraine Mitchelmore. We are confident that they will bring exceptional strength to the board and continue our tradition of excellent governance.

Our 198th Annual Meeting of Shareholders will be held on March 31, 2015, at the bank’s Institute for Learning in Toronto. The Institute is the centrepiece of BMO’s commitment to continuing education. As an organization that is constantly evolving to keep pace with our customers, this facility has transformed how we think about leadership and talent development. It was built for everyone who works at BMO, with their interests in mind; to help them advance – and we are proud to showcase this commitment.

Your participation in the Annual Meeting is important – you can attend at www.bmo.com/home/about/banking/investor-relations/annual-general-meeting. Whether or not you join the meeting, every shareholder can participate by voting – and we encourage everyone to do so. We invite all shareholders to submit their proxy vote ahead of time. Whatever method you choose, your participation matters to your Board of Directors and the management team. Make your vote count.

Please take the time to review this Management Proxy Circular and our 2014 Annual Report.

In the Management Proxy Circular you will find an explanation of the matters on which we will be voting, along with detailed voting instructions. While you may register your position on proxy matters through the mail, there are clear benefits to opting for secure and instantaneous online voting.

In the Annual Report you will find detailed information about the bank’s performance over the past fiscal year. You can find the Annual Report on our website, along with the bank’s quarterly results, presentations to the investment community and other useful information about BMO Financial Group.

The bank is well positioned in this environment and we are committed to delivering on our strategy with the involvement and support of our shareholders.

Your Directors and the management team look forward to welcoming you on Tuesday, March 31.

We hope you will join the conversation.

Sincerely,

J. Robert S. Prichard	William A. Downe
Chairman of the Board	Chief Executive Officer

February 6, 2015

You may obtain a copy of this Management Proxy Circular by downloading it from www.bmo.com/home/about/banking/corporategovernance or by calling the Corporate Secretary’s Department at (416) 867-6785.

Bank of Montreal Management Proxy Circular	2

3	Bank of Montreal Management Proxy Circular

Notice of Annual Meeting of

Shareholders of Bank of Montreal

When:             Tuesday, March 31, 2015 at 9:30 a.m. (local time)

Where:            BMO Financial Group Institute for Learning

3550 Pharmacy Avenue, Toronto, Ontario

The meeting will be held for the following purposes:

1.	receive the consolidated financial statements of Bank of Montreal (the “Bank”) for the financial year ended October 31, 2014; and the Shareholders’ auditors’ report on those statements;
2.	elect the Board of Directors for 2015;
3.	appoint the Shareholders’ auditors for 2015;
4.	consider and, if deemed fit, approve an advisory resolution on the Bank’s approach to executive compensation;
5.	consider the Shareholder proposals set out starting on page 47 of the management proxy circular; and
6.	transact any other business properly brought before the meeting.

Our website will carry live coverage of the meeting, as well as a recording after the meeting. Online, you can also find our 2014 Annual Report, our 2014 Environmental, Social and Governance Report and Public Accountability Statement, our quarterly results, presentations to the investment community, and other useful information about us.

Holders of common shares (“Shares”) as at January 30, 2015, will be entitled to vote at the meeting. The number of eligible votes* that may be cast at the meeting is 647,022,995, such number being the total number of Shares of the Bank outstanding on January 30, 2015.

Whether or not you plan to attend the meeting in person, please complete the enclosed form of proxy or voting instruction form and return it in the postage prepaid envelope provided, or follow the instructions on the form in order to vote your Shares. For your vote to be recorded, your proxy vote must be received by our transfer agent, Computershare Trust Company of Canada, no later than 5:00 p.m. (Eastern Daylight Time) on March 30, 2015. To vote in person at the meeting, please see the section “Voting Information” on page 7 of the management proxy circular.

By order of the Board of Directors,

Barbara M. Muir

Corporate Secretary

February 6, 2015

*	The actual number of eligible votes may be fewer due to voting restrictions set forth in the Bank Act (Canada) as described on page 9 under “Who Cannot Vote”.

Bank of Montreal Management Proxy Circular	4

Management Proxy Circular

Annual Meeting of Shareholders

The annual meeting of Shareholders of the Bank on March 31, 2015 is our opportunity to discuss the Bank’s performance and our plans for the future. It is also your opportunity to vote on important matters. We encourage you to vote.

Management Proxy Circular

This circular provides Shareholders with important information to make voting decisions. References to “BMO”, the “Bank”, “we”, “our” or “us” mean Bank of Montreal and, where applicable, our subsidiaries. References to “Shareholders” mean common shareholders of the Bank and references to “Shares” mean common shares of the Bank. References to the “Board” mean Bank of Montreal’s Board of Directors.

Date of Circular

This circular is dated February 6, 2015, and all information, unless indicated otherwise, is as at that date.

Business of the Meeting

The meeting will cover the following five items of business:

1.	BMO’s Financial Statements

You can find BMO’s consolidated financial statements for the October 31, 2014 year end in our 2014 Annual Report.

2.	Electing the Board of Directors

Information about the director nominees starts on page 10. All nominees were elected as directors at the Bank’s 2014 annual meeting of Shareholders, other than Martin S. Eichenbaum and Lorraine Mitchelmore who are standing for election for the first time. The directors you elect at this year’s meeting will hold office from the close of the meeting until the next annual meeting or until their successors are elected or appointed.

If Robert Prichard or William Downe is your proxyholder and you have not given instructions on how to vote, he will vote for all of the nominees listed in this circular. If, for any reason, at the time of the meeting any of the nominees are unable to serve, and unless you have specified otherwise, Robert Prichard or William Downe may, at their discretion, vote for any number of substitute nominees.

Majority vote for directors

The Bank has a majority voting policy for the election of directors. If a director standing for election or re-election in an uncontested election receives more withhold votes than for votes, he or she must offer to resign. In such case, the Governance and Nominating Committee will recommend to the Board whether to accept or reject the resignation, and the Board shall accept the resignation absent exceptional circumstances. The nominee will not participate in the decision to accept or reject the resignation.

3.	Appointing Auditors

The directors propose to appoint KPMG LLP as the Shareholders’ auditors for the 2015 fiscal year. KPMG LLP has been one of the Bank’s auditing firms since 1990, and became the Bank’s sole auditing firm on November 1, 2003. If Robert Prichard or William Downe is your proxyholder and you have not given instructions on how to vote, he will vote for the appointment of KPMG LLP as the Shareholders’ auditors.

5	Bank of Montreal Management Proxy Circular

Independence of auditors

We have a strict policy limiting other services that the Shareholders’ auditors can provide to the Bank. Moreover, the Audit and Conduct Review Committee or its delegate pre-approves all services from the Shareholders’ auditors in accordance with the Bank’s Auditor Independence policy, either on a case-by-case basis or in annual budgets for specific services. This helps protect the audit function from conflicts of interest and helps ensure the independence of the Shareholders’ auditors. A rigorous process is applied under this policy to ensure that all the services provided by the Shareholders’ auditors comply with the policy and professional standards and securities regulations.

Shareholders’ Auditors’ fees

Aggregate fees paid to the Shareholders’ auditors during the fiscal years ended October 31, 2014 and 2013 were as follows:

Fees ($ millions) (1)	2014	2013
Audit fees	$17.3	$14.9
Audit-related fees (2)	1.9	1.5
Tax fees	—	—
All other fees (3)	1.2	1.0
Total	$20.4	$17.4

(1)	The classification of fees is based on applicable Canadian securities laws and U.S. Securities and Exchange Commission definitions.
(2)	Audit-related fees for 2014 and 2013 relate to fees paid for accounting advice, specified procedures on our Management Proxy Circular and other specified procedures.
(3)	All other fees for 2014 and 2013 relate primarily to fees paid for reviews of compliance with regulatory requirements for financial information and reports on internal controls over services provided by various BMO Financial Group businesses. They also include costs of translation services.

4.	Voting on our Approach to Executive Compensation

The governing objective of our executive compensation program is to align executive interests with Shareholders’ interests. This objective is reflected in our philosophy of pay for performance based on competitive market practice, without encouraging excessive or inappropriate risk taking. You can find details of our executive compensation program starting on page 60.

The Bank believes that our approach to executive compensation is in the Shareholders’ best interests, because executives and Shareholders share the common goal of success and improved Shareholder value. Independent studies commissioned by the Bank’s Human Resources Committee support our approach.

We are asking you to vote on the way we compensate our executives. This vote is advisory and non-binding. However, it will influence how the Human Resources Committee looks at compensation in the future.

The resolution, which needs a majority vote to be approved, is:

“Resolved, on an advisory basis and not to diminish the role and responsibilities of the Board of Directors, that the Shareholders accept the approach to executive compensation disclosed in the Management Proxy Circular delivered in advance of the 2015 Annual Meeting of Shareholders of the Bank.”

If Robert Prichard or William Downe is your proxyholder and you have not given instructions on how to vote, he will vote for this resolution.

You can contact the Corporate Secretary’s Department with comments and questions on our executive compensation program or you can communicate directly with the Board of Directors. Applicable contact information is on pages 42 and 43.

5.	Considering Shareholder Proposals

The Shareholder proposals are set out starting on page 47. You may vote for, against, or abstain from voting on each of them. If Robert Prichard or William Downe is your proxyholder and you have not given instructions on how to vote, he will vote against each of these proposals.

Bank of Montreal Management Proxy Circular	6

Voting Information

Items of business

At the meeting, you will vote on:

•	Election of directors
•	Appointment of the Shareholders’ auditors
•	Approval of approach to executive compensation
•	Shareholder proposals

Each item of business, other than the election of directors and the appointment of the Shareholders’ auditors, needs approval by a majority (more than 50%) of the votes cast in order to be approved.

Who Can Vote

You have the right to vote – one vote per Share – if you owned Shares on January 30, 2015, unless you are described below under “Who Cannot Vote”. On that date, we had 647,022,995 Shares outstanding.

Voting Instructions for Non-Registered Shareholders

You are a non-registered Shareholder if the Shares you own are registered for you in the name of an intermediary, such as a bank, investment dealer, securities broker or trust company. Most Shareholders are non-registered Shareholders. If you are a non-registered Shareholder, your intermediary will send you a voting instruction form with this circular. We may not have records of your shareholdings as a non-registered Shareholder, so you must follow the instructions from your intermediary to vote.

If you wish to vote in person at the meeting, insert your name in the space provided for the proxyholder appointment on the voting instruction form, and return it as instructed by your intermediary. Do not complete the voting section of the voting instruction form, since you will vote in person at the meeting. When you arrive at the meeting, please register with our transfer agent, Computershare Trust Company of Canada.

If you do not intend to attend the meeting and vote in person, you can either mark your voting instructions on the voting instruction form or choose another person – called a proxyholder – to attend the meeting and vote your Shares for you. In either case, you will need to complete and return your voting instruction form as instructed by your intermediary.

Voting Instructions for Registered Shareholders

You are a registered Shareholder if the Shares you own are registered directly in your name. If that is the case, your name appears on your Share certificate or a statement from a direct registration system confirming your shareholdings.

If you wish to vote in person at the meeting, do not complete or return the enclosed proxy form but bring it with you to the meeting. When you arrive at the meeting, please register with our transfer agent, Computershare.

If you do not intend to attend the meeting and vote in person, you can either mark your voting instructions in the voting section of the proxy form or choose another person – called a proxyholder – to attend the meeting and vote your Shares for you. In either case, you will need to complete and return the enclosed proxy form to Computershare.

Voting by Proxy

Choosing Your Proxyholder

The enclosed proxy form or voting instruction form names Robert Prichard or William Downe, each a director of the Bank, as your proxyholder. If you wish to appoint a different proxyholder, write that person’s or company’s name in the blank space on the form or, if voting online, in accordance with the online voting instructions. Your proxyholder does not have to be a Shareholder of the Bank. Make sure your chosen proxyholder will attend the meeting and vote for you. If you do not appoint a different proxyholder in your returned proxy form or voting instruction form, then Robert Prichard or William Downe will vote for you.

7	Bank of Montreal Management Proxy Circular

How Your Proxyholder Will Vote

For the election of directors and the appointment of the Shareholders’ auditors, you may either vote for or withhold. For other voting matters, except the Shareholder proposals, you may vote for or against. For the Shareholder proposals, you may either vote for or against or abstain from voting. If you have given voting instructions in your proxy form or voting instruction form, your proxyholder must vote according to those instructions. If you have not given voting instructions in your proxy form or voting instruction form, your proxyholder will decide how to vote. Your proxyholder will also decide how to vote on any amendment or variation to any of the matters in the notice of the meeting or any new matters that are properly brought before the meeting.

If you properly complete and return your proxy form or voting instruction form, but do not appoint a different proxyholder and do not give specific voting instructions, Robert Prichard or William Downe will vote for you as follows:

•	for the election of the nominee directors to the Board
•	for the appointment of the Shareholders’ auditors
•	for the advisory resolution approving the Bank’s approach to executive compensation
•	against the Shareholder proposals

Returning the Proxy Form

If you are a registered Shareholder, the enclosed proxy form tells you how to submit your voting instructions. Our transfer agent, Computershare, must receive your proxy by no later than 5:00 p.m. (Eastern Daylight Time) on March 30, 2015. You may return your proxy in one of the following ways:

•	by mail, in the envelope provided
•	by fax, to 1-866-249-7775 (if faxing within Canada and the United States) or 416-263-9524 (other countries)
•	by using the Internet by going to www.investorvote.com and following the instructions on the screen

Returning the Voting Instruction Form

If you are a non-registered Shareholder, return your voting instructions using one of the methods noted on the voting instruction form provided by your intermediary. Remember that your intermediary must receive your voting instructions in sufficient time for your intermediary to act on them. For your votes to count, they must be received by Computershare by no later than 5:00 p.m. (Eastern Daylight Time) on March 30, 2015.

Changing Your Voting Instructions

If you are a registered Shareholder and you change your mind about how you have voted before the meeting, you must deliver a signed written notice changing your instructions to one of the following people:

•

the Corporate Secretary of the Bank not later than 5:00 p.m. (Eastern Daylight Time) on the last business day before the meeting (or any adjournment, if the meeting is adjourned) at the address, fax number or email provided on page 42 of this circular

•	the Chairman of the Board before the meeting starts or any adjourned meeting reconvenes

You may also change your instructions by voting in person at the meeting after registering with our transfer agent, Computershare, at the meeting.

If you are a non-registered Shareholder and have returned your voting instructions to your intermediary and change your mind about your vote, or decide to attend the meeting and vote in person, contact your intermediary to find out what to do.

Voting Instructions for Employee Shareholders

If you hold Shares through the Bank of Montreal Employee Share Ownership Plan or Employee Share Purchase Plan, you may vote your Shares in one of the following ways:

•	electronically by visiting www.investorvote.com and following the online instructions
•	by following the Voting Instructions for Non-Registered Shareholders above

We Encourage You to Vote

We encourage you to vote. This circular is being sent to you for the purpose of soliciting proxies by the Bank’s management for use at the meeting. Costs of the solicitation are paid by the Bank. We

Bank of Montreal Management Proxy Circular	8

may also contact you by letter, email or phone call to ask you to vote, using our outside agency, D.F. King Canada. We expect to pay approximately $33,000 for their services, plus charges for any telephone calls.

Who Cannot Vote

Shares beneficially owned by the following entities and persons cannot be voted (unless in circumstances approved by the Minister of Finance):

•	the Government of Canada or any of its agencies
•	the government of a province or any of its agencies
•	the government of a foreign country or any political subdivision of a foreign country or any of its agencies
•	any person who has acquired more than 10% of any class of shares of the Bank

Also, if a person, or an entity controlled by a person, beneficially owns Shares that are, in the aggregate, more than 20% of the eligible votes that may be cast, that person or entity may not cast any vote on the Shares (unless permitted by the Minister of Finance).

To the knowledge of the Bank’s directors and officers, as at January 30, 2015, no one person or entity beneficially owned, directly or indirectly, or exercised control or direction over more than 10% of the Bank’s outstanding Shares.

Confidentiality

To keep voting confidential, Computershare counts all proxies. Computershare only discusses proxies with the Bank when legally necessary, when a Shareholder clearly intends to communicate with management, or when there is a proxy contest.

Contacting the Bank’s Transfer Agent

For general Shareholder inquiries, contact our transfer agent:

by mail at:

Computershare Trust Company of Canada

100 University Avenue

8th Floor, North Tower

Toronto, Ontario M5J 2Y1

by telephone:

within Canada and the United States at 1-800-340-5021

from all other countries at 514-982-7555

by email at:

service@computershare.com

by fax:

within Canada and the United States at 1-888-453-0330

from all other countries at 416-263-9394

Shareholder Questions at the Meeting

You can ask questions about the Bank and its business in any of the following ways:

1.	In person at the meeting
2.	In writing when you register for the meeting with Computershare
3.	During the webcast at www.bmo.com/home/about/banking/investor-relations/annual-general-meeting
4.	By email to the Corporate Secretary at corp.secretary@bmo.com
5.	By mail to the Corporate Secretary at the address provided on page 42

Shareholder Proposals Next Year

Proposals for the next annual meeting of Shareholders must be submitted by November 9, 2015.

9	Bank of Montreal Management Proxy Circular

Directors

The Board is responsible for supervising the management of the business and affairs of the Bank. As Shareholders, you elect the members of the Board as your representatives. This section provides information about the director nominees for election to the Board, their continuing education and skills, their compensation and their attendance at meetings.

Nominees	for Election to Board of Directors

The effective management of an organization of the Bank’s size and scope requires dedication, diversity and experience. Pie charts a) and b) below provide summary information about the geographical mix and tenure of the non-employee director nominees. Pie chart c) shows the attendance of non-employee director nominees serving on the Board at the end of fiscal 2014. The director nominee profiles on pages 11 to 19 provide detailed information about each nominee for election to the Board, including their expertise, committee memberships, meeting attendance, public board memberships and voting results for last year’s director elections. The profiles also disclose information on the securities held by the nominees as at February 6, 2015, as well as the value of their total compensation earned in fiscal 2014.

Bank of Montreal Management Proxy Circular	10

Janice M. Babiak Age: 57 Franklin, Tennessee United States Director Since: 2012 Independent (1)

Jan Babiak, a Corporate Director, is a former Managing Partner at Ernst & Young LLP (EY), an accounting firm. From 1982 until the end of 2009, and based in the United Kingdom from 1990 onwards, she held a number of roles including global assurance and advisory P&L leadership roles in Technology Security and Risk Services and Regulatory and Public Policy; and she founded and led their global Climate Change and Sustainability Services practice. She also served on EY’s management board for Northern Europe, Middle East, India and Africa. Her current portfolio includes sitting on the board of Walgreens Boots Alliance, Inc. where she chairs the Audit Committee and sits on the Finance Committee. She also sits on the board of Experian plc. She is a Council member for the Institute of Chartered Accountants in England and Wales. She received a B.B.A. in Accounting from the University of Oklahoma and an M.B.A from Baldwin Wallace University and holds international information systems security and control, as well as US and UK accounting, qualifications.

	BOARD/COMMITTEE MEMBERSHIP	ATTENDANCE	ATTENDANCE (TOTAL)
	Board of Directors	11 of 11 (100%)	26 of 26 (100%)
	Audit and Conduct Review	6 of 6 (100%)
	Risk Review	9 of 9 (100%)
	PUBLIC BOARD MEMBERSHIP DURING THE LAST FIVE YEARS		CURRENT BOARD COMMITTEE MEMBERSHIPS
	Walgreens Boots Alliance, Inc.	April 2012 – Present	Audit (Chair)
Finance
	Experian plc	April 2014 – Present	Audit Remuneration Nomination & Corporate Governance
	Royal Mail plc	October 2013 - April 2014
	Logica plc	2010 – 2012

SECURITIES HELD
Year	Shares (2)	Deferred Share Units (DSUs) (3)(9)	Total of Shares and DSUs	Total Amount at Risk (4)	Minimum Required (5)	Amount Exceeding Minimum Required (5)	Total Amount at Risk as a Multiple of Annual Retainer (6)
2015	500	6,062	6,562	$ 510,458	$ 600,000	$ (89,542)	2.6
2014	—	3,148	3,148	$ 218,156	$ 600,000	$ (381,844)	1.1
Net Change	500	2,914	3,414	$ 292,302		$ 292,302	1.5
VALUE OF TOTAL COMPENSATION RECEIVED IN FISCAL 2014
$215,000 ($215,000 in DSUs)
VOTING RESULTS OF 2014 ANNUAL MEETING OF SHAREHOLDERS
Votes For: 99.17% Votes Withheld: 0.83%

Sophie Brochu Age: 51 Bromont, Quebec Canada Director Since: 2011 Independent (1)

Sophie Brochu holds the position of President and Chief Executive Officer of Gaz Métro, a diversified energy company. Ms. Brochu is a graduate in Economics from Université Laval in Quebec City where she specialized in the energy field. She sits on the Board of Gaz Métro as well as on the Boards of Bell Canada and BCE. Ms. Brochu is involved with Centraide of Greater Montreal and is cofounder of 80, ruelle de l’Avenir project, which aims to combat school dropout in the Centre-Sud and Hochelaga Maisonneuve neighbourhoods. Ms. Brochu also sits on the Board of La Fondation Lucie et André Chagnon.

	BOARD/COMMITTEE MEMBERSHIP	ATTENDANCE	ATTENDANCE (TOTAL)
	Board of Directors	10 of 11 (91%)	16 of 17 (94%)
	Audit and Conduct Review	6 of 6 (100%)
	PUBLIC BOARD MEMBERSHIP DURING THE LAST FIVE YEARS		CURRENT BOARD COMMITTEE MEMBERSHIPS
	Bell Canada	2010 – Present	Audit
Corporate Governance
	BCE Inc.	2010 – Present	Audit
Corporate Governance

SECURITIES HELD
Year	Shares (2)	Deferred Share Units (DSUs) (3)(9)	Total of Shares and DSUs	Total Amount at Risk (4)	Minimum Required (5)	Amount Exceeding Minimum Required (5)	Total Amount at Risk as a Multiple of Annual Retainer (6)
2015	500	10,799	11,299	$ 878,949	$ 600,000	$ 278,949	4.4
2014	—	7,891	7,891	$ 546,846	$ 600,000	$ (53,154)	2.7
Net Change	500	2,908	3,408	$ 332,103		$ 332,103	1.7
VALUE OF TOTAL COMPENSATION RECEIVED IN FISCAL 2014
$200,000 ($200,000 in DSUs)
VOTING RESULTS OF 2014 ANNUAL MEETING OF SHAREHOLDERS
Votes For: 97.16% Votes Withheld: 2.84%

11	Bank of Montreal Management Proxy Circular

George A. Cope, O.C. Age: 53 Toronto, Ontario Canada Director Since: 2006 Independent (1)

George Cope is President and Chief Executive Officer of BCE Inc. and Bell Canada, leading the transformation of Bell, Canada’s largest communications company, with a competitive strategy of unmatched investment in advanced broadband networks, improved service and new content development. A seasoned Canadian communications executive, Mr. Cope has served in public-company chief executive roles in the industry for more than 25 years. He has earned a reputation as an innovative strategist and builder of high-performance teams during his career as CEO with Bell, Telus Mobility and Clearnet Communications. Under Mr. Cope’s leadership, Bell announced the Bell Let’s Talk initiative in 2010, the largest-ever corporate commitment to Canadian mental health. Bell has now committed more than $67.5 million in funding to support mental health research, workplace best practices, care and access initiatives, and high-profile anti-stigma programs such as Bell Let’s Talk Day and Clara’s Big Ride. He also served as Chair of United Way Toronto’s record-breaking 2013 campaign. Mr. Cope holds an Honours Business Administration (HBA) degree from the Ivey School of Business at Western University, and serves on the Advisory Board of the Ivey School. Mr. Cope has been awarded honorary doctorates by his alma mater and the University of Windsor, and was named Ivey Business Leader of the Year in 2013. Awarded the Queen’s Diamond Jubilee Medal for his work on Bell Let’s Talk, Mr. Cope was appointed as a Member of the Order of Canada in 2014.

	BOARD/COMMITTEE MEMBERSHIP	ATTENDANCE	ATTENDANCE (TOTAL)
	Board of Directors	10 of 11 (91%)	17 of 19 (89%)
	Human Resources	7 of 8 (88%)
	PUBLIC BOARD MEMBERSHIP DURING THE LAST FIVE YEARS		CURRENT BOARD COMMITTEE MEMBERSHIPS
	Bell Canada	2008 – Present	None
	BCE Inc.	2008 – Present	None
	Bell Aliant	2008 – 2014
	NII Holdings, Inc.	2004 – 2010

SECURITIES HELD
Year	Shares (2)	Deferred Share Units (DSUs) (3)(9)	Total of Shares and DSUs	Total Amount at Risk (4)	Minimum Required (5)	Amount Exceeding Minimum Required (5)	Total Amount at Risk as a Multiple of Annual Retainer (6)
2015	9,660	25,907	35,567	$ 2,766,757	$ 600,000	$ 2,166,757	13.8
2014	9,660	22,422	32,082	$ 2,223,283	$ 600,000	$ 1,623,283	11.1
Net Change	—	3,485	3,485	$ 543,474		$ 543,474	2.7
VALUE OF TOTAL COMPENSATION RECEIVED IN FISCAL 2014
$200,000 ($200,000 in DSUs)
VOTING RESULTS OF 2014 ANNUAL MEETING OF SHAREHOLDERS
Votes For: 96.62% Votes Withheld: 3.38%

Bank of Montreal Management Proxy Circular	12

William A. Downe Age: 62 Toronto, Ontario Canada Director Since: 2007 Non-Independent (1)

Bill Downe is Chief Executive Officer of BMO Financial Group, a role he has held since 2007. Mr. Downe serves on the Board of Directors of BMO Nesbitt Burns Holding Corporation and BMO Financial Corp. (both subsidiaries of the Bank). Mr. Downe is a Director of ManpowerGroup Inc. and a member of their Executive Compensation and Human Resources Committee. He is currently a member of the Rush University Medical Center Board of Trustees, and is a member of their Development and Compensation and Human Resources Committees. Mr. Downe is a Director of Catalyst Inc., a member of their Audit Committee and Chair of Catalyst’s Canadian Advisory Board. In Canada, he is a Director on the Board of the Canadian Council of Chief Executives (CCCE) as well as their Governance and Nominating Committee and is currently a Director on the Board of St. Michael’s Hospital Foundation and a member of the Campaign Executive for The Campaign for the University of Toronto. He serves as Vice Chair, Business on the National Executive Committee of the 2015 Governor General Canadian Leadership Conference, and is also a member of the Government of Canada’s Advisory Council on Women Entrepreneurs and Business Leaders. Additionally, Mr. Downe is a Board member of the International Monetary Conference (IMC), a member of their Nominating Committee and a member of the Economic Club of Chicago. Mr. Downe holds an M.B.A. from the University of Toronto.

	BOARD/COMMITTEE MEMBERSHIP	ATTENDANCE	ATTENDANCE (TOTAL)
	Board of Directors	11 of 11 (100%)	41 of 41 (100%)
	Audit and Conduct Review*	6 of 6 (100%)
	Governance and Nominating*	7 of 7 (100%)
	Human Resources*	8 of 8 (100%)
	Risk Review*	9 of 9 (100%)
	PUBLIC BOARD MEMBERSHIP DURING THE LAST FIVE YEARS		CURRENT BOARD COMMITTEE MEMBERSHIPS
	ManpowerGroup Inc.	2011 – Present	Executive Compensation & Human Resources

SECURITIES HELD
	Year	Shares (2)	Units (7)	Total of Shares and Units	Total Amount at Risk (4)	Minimum Required (8)	Amount Exceeding Minimum Required (8)
	2015	240,337	460,418	700,755	$ 54,511,731	$ 11,164,853	$ 43,346,878
	2014	233,176	450,118	683,294	$ 47,352,274	$ 10,746,750	$ 36,605,524
	Net Change	7,161	10,300	17,461	$ 7,159,457		$ 6,741,354
VOTING RESULTS OF 2014 ANNUAL MEETING OF SHAREHOLDERS
	Votes For: 99.38% Votes Withheld: 0.62%
*	During fiscal 2014, Mr. Downe attended Committee meetings, in full or in part as appropriate, at the request of the Committees but was not a member of any Committee.

13	Bank of Montreal Management Proxy Circular

Christine A. Edwards Age: 62 Chicago, Illinois United States Director Since: 2010 Independent (1)

Christine Edwards is a Capital Partner in the Corporate Practice Group of Winston & Strawn, an International law firm headquartered in the US. Ms. Edwards Chairs the firm’s Bank Regulatory Practice Group. Prior to joining Winston & Strawn in 2003, she was Executive Vice-President and Chief Legal Officer at several Fortune 250 Financial Services Companies including Bank One Corporation and Morgan Stanley. In those roles she had responsibility for each Company’s law, compliance, regulatory and government relations functions. Ms. Edwards is ranked nationally in the area of Financial Services and Securities Regulation by Chambers USA and America’s Leading Lawyers for Business; was named an Illinois Super Lawyer from 2008 through 2013 and is listed in The Legal 500. Ms. Edwards serves on the Board of Trustees, Executive and Nominating Committees, and Chairs the Audit Committee for Rush University Medical Center, a leading academic medical center in Chicago. Ms. Edwards serves in Washington D.C. on the Leadership Board of the U.S. Chamber of Commerce Center for Capital Markets Competitiveness. Ms. Edwards received a B.A. in English and Education from the University of Maryland and a J.D., with honors, from the University of Maryland School of Law.

	BOARD/COMMITTEE MEMBERSHIP	ATTENDANCE	ATTENDANCE (TOTAL)
	Board of Directors	11 of 11 (100%)	31 of 32 (97%)
	Governance and Nominating†	4 of 4 (100%)
	Risk Review	8 of 9 (89%)
	Human Resources*	4 of 4 (100%)
	The Pension Fund Society of the Bank of Montreal (Chair)	4 of 4 (100%)
	PUBLIC BOARD MEMBERSHIP DURING THE LAST FIVE YEARS		CURRENT BOARD COMMITTEE MEMBERSHIPS
	None		N/A

SECURITIES HELD
	Year	Shares (2)	Deferred Share Units (DSUs) (3)(9)	Total of Shares and DSUs	Total Amount at Risk (4)	Minimum Required (5)	Amount Exceeding Minimum Required (5)	Total Amount at Risk as a Multiple of Annual Retainer (6)
	2015	3,325	14,450	17,775	$ 1,382,717	$ 600,000	$ 782,717	6.9
	2014	3,325	10,986	14,311	$ 991,752	$ 600,000	$ 391,782	5.0
	Net Change	—	3,464	3,464	$ 390,965		$ 390,965	1.9
VALUE OF TOTAL COMPENSATION RECEIVED IN FISCAL 2014
	$233,750 ($233,750 in DSUs)
VOTING RESULTS OF 2014 ANNUAL MEETING OF SHAREHOLDERS
	Votes For: 99.56% Votes Withheld: 0.44%
†	Effective April 1, 2014, Ms. Edwards was appointed to the Governance and Nominating Committee.
*	Effective April 1, 2014, Ms. Edwards ceased to be a member of the Human Resources Committee.

Martin S. Eichenbaum Age: 60 Glencoe, Illinois United States Director Since: N/A Independent (1)

Martin Eichenbaum is the Charles Moskos Professor of Economics at Northwestern University (where he has been a Professor since 1988) and co-director of the Center for International Economics and Development at Northwestern University. He is a fellow of both the American Academy of Arts and Sciences and the Econometric Society. He is also an Associate of the National Bureau of Economic Research (NBER) and a co-editor of its Macro Annual. He serves on the advisory council of the Global Markets Institute at Goldman Sachs. Currently, he is completing a four-year term as co-editor of the American Economic Review. He has served as a consultant to the Federal Reserve Banks of Atlanta and Chicago and the International Monetary Fund. He received a Bachelor of Commerce from McGill University and a Doctorate in Economics from the University of Minnesota.

	BOARD/COMMITTEE MEMBERSHIP	ATTENDANCE	ATTENDANCE (TOTAL)
	N/A	N/A	N/A
	PUBLIC BOARD MEMBERSHIP DURING THE LAST FIVE YEARS		CURRENT BOARD COMMITTEE MEMBERSHIPS
	None		N/A

SECURITIES HELD
Year	Shares (2)	Deferred Share Units (DSUs) (3)	Total of Shares and DSUs	Total Amount at Risk (4)	Minimum Required (5)	Amount Exceeding Minimum Required (5)	Total Amount at Risk as a Multiple of Annual Retainer (6)
2014	500	—	500	$ 38,895	N/A	N/A	N/A
VALUE OF TOTAL COMPENSATION RECEIVED IN FISCAL 2014
N/A
VOTING RESULTS OF 2014 ANNUAL MEETING OF SHAREHOLDERS
N/A

Bank of Montreal Management Proxy Circular	14

Ronald H. Farmer Age: 64 Toronto, Ontario Canada Director Since: 2003 Independent (1)

Ron Farmer is Managing Director of Mosaic Capital Partners, a Toronto-based management and holding company with interests in several private companies. Prior to joining Mosaic in 2003, he spent 25 years with McKinsey & Company, serving as the Managing Partner for the Canadian practice from 1991 to 1997. Mr. Farmer is director of Integran Technologies, PowerMetal Technologies and Valeant Pharmaceuticals International Inc. He also serves on the Dean’s Advisory Council of the Schulich School of Business. He holds a B.A. and an M.B.A. from The University of Western Ontario.

	BOARD/COMMITTEE MEMBERSHIP	ATTENDANCE	ATTENDANCE (TOTAL)
	Board of Directors	11 of 11 (100%)	34 of 34 (100%)
	Audit and Conduct Review	6 of 6 (100%)
	Governance and Nominating	7 of 7 (100%)
	Human Resources (Chair)	8 of 8 (100%)
	The Pension Fund Society of the Bank of Montreal*	2 of 2 (100%)
	PUBLIC BOARD MEMBERSHIP DURING THE LAST FIVE YEARS		CURRENT BOARD COMMITTEE MEMBERSHIP
	Valeant Pharmaceuticals International Inc.	2011 – Present	Talent & Compensation (Chair) Nominating & Corporate Governance
	Afexa Life Sciences Inc.	October 2011 – December 12, 2011

SECURITIES HELD
	Year	Shares (2)	Deferred Share Units (DSUs) (3)(9)	Total of Shares and DSUs	Total Amount at Risk (4)	Minimum Required (5)	Amount Exceeding Minimum Required (5)	Total Amount at Risk as a Multiple of Annual Retainer (6)
	2015	5,000	43,523	48,523	$ 3,774,604	$ 600,000	$ 3,174,604	18.9
	2014	5,000	38,788	43,788	$ 3,034,508	$ 600,000	$ 2,434,508	15.2
	Net Change	—	4,735	4,735	$ 740,096		$ 740,096	3.7
VALUE OF TOTAL COMPENSATION RECEIVED IN FISCAL 2014
	$249,583 ($249,583 in DSUs)
VOTING RESULTS OF 2014 ANNUAL MEETING OF SHAREHOLDERS
	Votes For: 99.24% Votes Withheld: 0.76%
*	Effective April 1, 2014, Mr. Farmer ceased to be a member of The Pension Fund Society of the Bank of Montreal Board of Directors.

Eric R. La Flèche Age: 53 Montreal, Quebec Canada Director Since: 2012 Independent (1)

Eric La Flèche is President and Chief Executive Officer of Metro Inc., a leading Canadian food retailer and distributor, since April 2008. He joined Metro in 1991 and has held several positions of increasing responsibility, including Executive Vice-President and Chief Operating Officer from 2005 to 2008. Mr. La Flèche holds an M.B.A. from Harvard Business School and a civil law degree from the University of Ottawa. He is involved with several charities in Quebec including Centraide of Greater Montreal and CHU Sainte-Justine Foundation.

	BOARD/COMMITTEE MEMBERSHIP	ATTENDANCE	ATTENDANCE (TOTAL)
	Board of Directors	11 of 11 (100%)	19 of 20 (95%)
	Risk Review	8 of 9 (89%)
	PUBLIC BOARD MEMBERSHIP DURING THE LAST FIVE YEARS		CURRENT BOARD COMMITTEE MEMBERSHIPS
	Metro Inc.	2008 – Present	None

SECURITIES HELD
Year	Shares (2)	Deferred Share Units (DSUs) (3)(9)	Total of Shares and DSUs	Total Amount at Risk (4)	Minimum Required (5)	Amount Exceeding Minimum Required (5)	Total Amount at Risk as a Multiple of Annual Retainer (6)
2015	5,000	7,421	12,421	$ 966,230	$ 600,000	$ 366,230	4.8
2014	2,375	4,642	7,017	$ 486,278	$ 600,000	$ (113,722)	2.4
Net Change	2,625	2,779	5,404	$ 479,952		$ 479,952	2.4
VALUE OF TOTAL COMPENSATION RECEIVED IN FISCAL 2014
$200,000 ($200,000 in DSUs)
VOTING RESULTS OF 2014 ANNUAL MEETING OF SHAREHOLDERS
Votes For: 99.36% Votes Withheld: 0.64%

15	Bank of Montreal Management Proxy Circular

Lorraine Mitchelmore Age: 52 Calgary, Alberta Canada Director Since: N/A Independent (1)

Lorraine Mitchelmore is the Executive Vice President Heavy Oil for Shell, in addition to Shell Canada Limited President and Canada Country Chair. Ms. Mitchelmore has 30 years’ experience in the international Oil and Gas industry, including areas of risk management, business strategy, operations, and employee health and safety. Prior to joining Shell in 2002, Ms. Mitchelmore worked with PetroCanada, Chevron, and BHP Petroleum. Ms. Mitchelmore holds a BSc in Geophysics from Memorial University of Newfoundland, an MSc in Geophysics from the University of Melbourne, Australia and an MBA from Kingston Business School in London, England. She sits on several boards, including the Canadian Council of Chief Executives and is a member of the Catalyst Canada Board of Advisors. In 2015 Ms. Mitchelmore will serve as the chair of United Way Calgary Campaign and the Governor General’s Conference.

	BOARD/COMMITTEE MEMBERSHIP	ATTENDANCE	ATTENDANCE (TOTAL)
	N/A	N/A	N/A
	PUBLIC BOARD MEMBERSHIP DURING THE LAST FIVE YEARS		CURRENT BOARD COMMITTEE MEMBERSHIPS
	None		N/A

SECURITIES HELD
Year	Shares (2)	Deferred Share Units (DSUs) (3)	Total of Shares and DSUs	Total Amount at Risk (4)	Minimum Required (5)	Amount Exceeding Minimum Required (5)	Total Amount at Risk as a Multiple of Annual Retainer (6)
2014	—	—	—	—	N/A	N/A	N/A
VALUE OF TOTAL COMPENSATION RECEIVED IN FISCAL 2014
N/A
VOTING RESULTS OF 2014 ANNUAL MEETING OF SHAREHOLDERS
N/A

Philip S. Orsino, O.C., F.C.A. Age: 60 Toronto, Ontario Canada Director Since: 1999 Independent (1)		Philip Orsino has a B.A. from the University of Toronto and is a Fellow of the Institute of Chartered Accountants. Mr. Orsino retired as the President & CEO of Jeld-Wen Inc., a global integrated manufacturer of building products in March 2014 and now serves as Corporate Vice-Chairman. Formerly until October 2005 Mr. Orsino was the President and CEO of Masonite International Corporation for 22 years which was listed on the TSX and NYSE until a going private transaction in April 2005. He was also the former Chairman of the Board of Trustees of University Health Network. He was appointed an Officer of the Order of Canada in 2004 and was the recipient of the 2003 Canada’s Outstanding CEO of the Year Award. Mr. Orsino is the author of “Successful Business Expansion: Practical Strategies for Planning Profitable Growth” (published in 1994 by John Wiley and Sons, Inc.) and is a recipient of the Distinguished Business Alumni Award from the Rotman School of Management at the University of Toronto.
	BOARD/COMMITTEE MEMBERSHIP	ATTENDANCE	ATTENDANCE (TOTAL)
	Board of Directors	11 of 11 (100%)	24 of 24 (100%)
	Audit and Conduct Review (Chair)	6 of 6 (100%)
	Governance and Nominating	7 of 7 (100%)
	PUBLIC BOARD MEMBERSHIP DURING THE LAST FIVE YEARS		CURRENT BOARD COMMITTEE MEMBERSHIPS
	Clairvest Group Inc.	1998 – 2013	None

SECURITIES HELD
Year	Shares (2)	Deferred Share Units (DSUs) (3)(9)	Total of Shares and DSUs	Total Amount at Risk (4)	Minimum Required (5)	Amount Exceeding Minimum Required (5)	Total Amount at Risk as a Multiple of Annual Retainer (6)
2015	34,378	58,981	93,359	$ 7,262,397	$ 600,000	$ 6,662,397	36.3
2014	34,371	53,609	87,980	$ 6,097,014	$ 600,000	$ 5,497,014	30.5
Net Change	7	5,372	5,379	$ 1,165,383		$ 1,165,383	5.8
VALUE OF TOTAL COMPENSATION RECEIVED IN FISCAL 2014
$250,000 ($250,000 in DSUs)
VOTING RESULTS OF 2014 ANNUAL MEETING OF SHAREHOLDERS
Votes For: 99.36% Votes Withheld: 0.64%

Bank of Montreal Management Proxy Circular	16

Dr. Martha C. Piper, O.C., O.B.C., FRSC Age: 69 Vancouver, British Columbia Canada Director Since: 2006 Independent (1)

Martha Piper, a Corporate Director, was President and Vice-Chancellor of The University of British Columbia from 1997 to June 2006. Prior to this, she was Vice-President Research and External Affairs at The University of Alberta. She has served on the Board of the Advisory Council on Science and Technology, the British Columbia Progress Board and the National University of Singapore Council. In 2001, she served as Campaign Chair of the United Way of the Lower Mainland. Dr. Piper is an Officer of the Order of Canada and a recipient of the Order of British Columbia. She was named Educator of the Year by the Learning Partnership in 2004 and is a Fellow of the Royal Society of Canada.

	BOARD/COMMITTEE MEMBERSHIP	ATTENDANCE	ATTENDANCE (TOTAL)
	Board of Directors	11 of 11 (100%)	25 of 25 (100%)
	Audit and Conduct Review†	3 of 3 (100%)
	Governance and Nominating (Chair)	7 of 7 (100%)
	Human Resource Committee*	4 of 4 (100%)
	PUBLIC BOARD MEMBERSHIP DURING THE LAST FIVE YEARS		CURRENT BOARD COMMITTEE MEMBERSHIPS
	TransAlta Corporation	2006 – Present	Governance & Environment Human Resources
	Shoppers Drug Mart Corporation	2007 – March 2014

SECURITIES HELD
	Year	Shares (2)	Deferred Share Units (DSUs) (3)(9)	Total of Shares and DSUs	Total Amount at Risk (4)	Minimum Required (5)	Amount Exceeding Minimum Required (5)	Total Amount at Risk as a Multiple of Annual Retainer (6)
	2015	1,279	25,578	26,857	$ 2,089,206	$ 600,000	$ 1,489,206	10.4
	2014	1,230	23,040	24,270	$ 1,681,911	$ 600,000	$ 1,081,911	8.4
	Net Change	49	2,538	2,587	$ 407,295		$ 407,295	2.0
VALUE OF TOTAL COMPENSATION RECEIVED IN FISCAL 2014
	$240,000 ($125,000 in DSUs)
VOTING RESULTS OF 2014 ANNUAL MEETING OF SHAREHOLDERS
	Votes For: 99.32% Votes Withheld: 0.68%
†	Effective April 1, 2014, Dr. Piper ceased to be a member of the Audit and Conduct Review Committee.
*	Effective April 1, 2014, Dr. Piper was appointed to the Human Resources Committee.

17	Bank of Montreal Management Proxy Circular

J. Robert S. Prichard, O.C., O. Ont., FRSC Age: 66 Toronto, Ontario Canada Director Since: 2000 Independent (1)

Robert Prichard is Chairman of the Board of Bank of Montreal, having been appointed to this position effective March 20, 2012. He is the non-executive Chair of Torys LLP, a Canadian law firm. Before joining Torys LLP in September 2010, he served as President and Chief Executive Officer and a Director of Metrolinx. Metrolinx is the regional transportation agency and operator for the Greater Toronto and Hamilton Area. Mr. Prichard also served as President and Chief Executive Officer of Torstar Corporation, a leading Canadian media company from 2002 – 2009. Mr. Prichard is President Emeritus of the University of Toronto where he served as President from 1990-2000 and previously served as dean of law and as a professor specializing in law and economics. He also serves as Chairman of Metrolinx, a Trustee of the Hospital for Sick Children and a member of Ontario’s Economic Advisory Panel. He studied honours economics at Swarthmore College, received his M.B.A. from the University of Chicago and earned law degrees at the University of Toronto and Yale University. He is an Officer of the Order of Canada, a Member of the Order of Ontario and a Fellow of the Royal Society of Canada.

	BOARD/COMMITTEE MEMBERSHIP*	ATTENDANCE	ATTENDANCE (TOTAL)
	Board of Directors	11 of 11 (100%)	39 of 39 (100%)
	Governance and Nominating	7 of 7 (100%)
	Human Resources	8 of 8 (100%)
	Risk Review	9 of 9 (100%)
	The Pension Fund Society of the Bank of Montreal	4 of 4 (100%)
	PUBLIC BOARD MEMBERSHIP DURING THE LAST FIVE YEARS		CURRENT BOARD COMMITTEE MEMBERSHIPS
	George Weston Limited	2000 – Present	Lead Director
Governance, Human Resource, Nominating and Compensation
Pension
	Onex Corporation	1994 – Present	Audit & Corporate Governance

SECURITIES HELD
	Year	Shares (2)	Deferred Share Units (DSUs) (3)(9)	Total of Shares and DSUs	Total Amount at Risk (4)	Minimum Required (5)	Amount Exceeding Minimum Required (5)	Total Amount at Risk as a Multiple of Annual Retainer (6)
	2015	11,500	65,838	77,338	$ 6,016,123	$ 600,000	$ 5,416,123	30.1
	2014	11,500	56,416	67,916	$ 4,706,579	$ 600,000	$ 4,106,579	23.5
	Net Change	—	9,422	9,422	$ 1,309,544		$ 1,309,544	6.6
VALUE OF TOTAL COMPENSATION RECEIVED IN FISCAL 2014
	$549,449 ($549,449 in DSUs)
VOTING RESULTS OF 2014 ANNUAL MEETING OF SHAREHOLDERS
	Votes For: 98.83% Votes Withheld: 1.17%
*	Mr. Prichard was not a member of the Audit and Conduct Review Committee but attended 6 of 6 meetings of the Audit and Conduct Review Committee.

Bank of Montreal Management Proxy Circular	18

Don M. Wilson III Age: 67 Greenwich, Connecticut United States Director Since: 2008 Independent (1)

Don M. Wilson III, a Corporate Director, retired from JP Morgan Chase & Co., a U.S. bank, in 2006 where he had served as the bank’s first Chief Risk Officer. He was also a member of the bank’s Executive Committee and Operating Committee. Mr. Wilson’s career experiences at JPMorgan included major divisional management responsibilities in New York, London, and Tokyo in corporate finance, investment banking, and capital markets. He graduated from Harvard University in 1970 (AB cum laude) and from the Tuck School at Dartmouth College in 1973 (M.B.A.).

	BOARD/COMMITTEE MEMBERSHIP	ATTENDANCE	ATTENDANCE (TOTAL)
	Board of Directors	10 of 11 (91%)	34 of 35 (97%)
	Governance and Nominating	7 of 7 (100%)
	Human Resources	8 of 8 (100%)
	Risk Review (Chair)	9 of 9 (100%)
	PUBLIC BOARD MEMBERSHIP DURING THE LAST FIVE YEARS		CURRENT BOARD COMMITTEE MEMBERSHIP
	Ethan Allen Interiors Inc.	2010 – 2013

SECURITIES HELD
Year	Shares (2)	Deferred Share Units (DSUs) (3)(9)	Total of Shares and DSUs	Total Amount at Risk (4)	Minimum Required (5)	Amount Exceeding Minimum Required (5)	Total Amount at Risk as a Multiple of Annual Retainer (6)
2015	13,500	27,678	41,178	$ 3,203,237	$ 600,000	$ 2,603,237	16.0
2014	13,500	23,189	36,689	$ 2,542,548	$ 600,000	$ 1,942,548	12.7
Net Change	—	4,489	4,489	$ 660,689		$ 660,689	3.3
VALUE OF TOTAL COMPENSATION RECEIVED IN FISCAL 2014
$275,000 ($275,000 in DSUs)
VOTING RESULTS OF 2014 ANNUAL MEETING OF SHAREHOLDERS
Votes For: 99.51% Votes Withheld: 0.49%

(1)	“Independent” refers to the Board’s determination of whether a director is “independent” under the standards adopted by the Board as described under the heading “Director Independence” on page 34. Mr. Downe is not independent under the standards as he is an executive of the Bank.
(2)	“Shares” refers to the number of Shares beneficially owned, or over which control or direction is exercised, by the nominee as at February 6, 2015 and February 7, 2014, the respective information dates of this, and last year’s management proxy circulars.
(3)	“DSUs” refers to the number of deferred share units held by the nominee under the Deferred Share Unit Plans referenced on page 24 as at February 6, 2015 in respect of 2014 and February 7, 2014 in respect of 2013.
(4)	The “Total Amount at Risk” is determined by multiplying the number of Shares, DSUs and Units held by each nominee as at February 6, 2015 in respect of 2014 and February 7, 2014 in respect of 2013 by the closing price of the Shares on the Toronto Stock Exchange (“TSX”) on each such date ($77.79 and $69.30, respectively).
(5)	“Minimum Required” refers to the minimum value of Shares and/or DSUs the director is required to hold under the Board’s share ownership requirements. Under the fee structure adopted as of fiscal 2013, non-employee directors are required to hold at least eight times the cash portion of their annual retainer fee in Shares or DSUs. This is equivalent to the amount required under the prior fee structure which required Share and/or DSU holdings of at least six times the annual retainer. Newly appointed board members would be expected to build up the minimum share ownership requirement over time, which is accelerated by all remuneration being required to be paid in DSUs or in Shares until the requirement is met. See page 23.
(6)	“Total Amount at Risk as a Multiple of Annual Retainer” is determined by dividing “Total Amount at Risk” by the aggregate of the cash retainer and equity portion of the annual director fee ($200,000 under the current fee structure – see page 23 “Directors’ Compensation and Attendance”).
(7)	“Units” refers to the number of deferred share units under the Bank’s Deferred Share Unit Plan for Executives, and restricted share units and performance share units under the Bank’s Mid-Term Incentive Plan for Executives held by Mr. Downe as at February 6, 2015 in respect of 2014 and February 7, 2014 in respect of 2013. Note that Mr. Downe was not entitled to receive DSUs under the directors’ Deferred Share Unit Plans referenced on page 24.
(8)	Mr. Downe’s share ownership requirements as an executive of the Bank are described under “Executives have share ownership requirements” on page 66. Requirements are determined as a multiple of base salary reported in Canadian dollars. Mr. Downe’s base salary has been converted into Canadian (“Cdn”) dollars at the average rate of exchange for the fiscal year as follows: for 2014, US $1.00 = Cdn. $1.0937 and for 2013, US $1.00 = Cdn $1.0235.
(9)	The market or payout values of vested share-based awards (DSUs) not paid out or distributed as at October 31, 2014 using the closing Share price on the TSX on that date ($81.73) were: Jan M. Babiak ($438,155), Sophie Brochu ($825,555), George A. Cope ($2,048,971), Christine A. Edwards ($1,111,283), Ron H. Farmer ($3,460,939), Eric R. La Flèche ($552,004), Philip S. Orsino ($4,714,677), Martha C. Piper ($2,020,284), J. Robert S. Prichard ($4,803,599) and Don M. Wilson III ($2,174,018).

19	Bank of Montreal Management Proxy Circular

Continuing Education and Skills

Continuing Education

All directors are required to continuously advance their knowledge of the Bank’s business, the financial services sectors in which it operates, emerging trends and issues and significant strategic initiatives.

To assist directors in understanding their responsibilities and updating their knowledge of issues affecting our businesses, we provide directors with an ongoing education program. The Bank’s Governance and Nominating Committee is responsible for (i) overseeing the orientation program for new directors and committee members with respect to their Board responsibilities, the role of the board and its committees and the contribution individual directors are expected to make, and (ii) overseeing the programs for providing continuing education for all directors and committee members.

On an ongoing basis, the Bank provides many opportunities for directors to make site visits, and to read and hear about specialized and complex topics relevant to the Bank’s operations. In particular, directors:

•	receive timely access to comprehensive materials and relevant information prior to each Board and committee meeting;
•	receive regular deep dive presentations on relevant topics; and
•	have full access to our senior management and employees and participate in our Executives Meet Directors Program.

During the 2014 fiscal year, directors participated in educational sessions and received educational materials on the topics outlined below.

Quarter	Topic	Audience
Q1 2014	Educational session on Funds Transfer Pricing, including an overview of principles and how the rate that is charged on loans and paid on deposits is calculated – provided by management.	Risk Review Committee
	Sanctions Compliance – A component of the AML Program (white paper) – prepared by management and released on the Board Learning App.	Board
Q2 2014	Educational session on equipment financing and franchise financing, including an overview of the Bank’s exposure and risk in these sectors – provided by management.	Risk Review Committee
	BMO Financial Group Market Risk Primer – prepared by management and released on the Board Learning App.	Board
	Educational session on Anti-Money Laundering and Anti-Terrorist Financing (“AML”) – provided by Promontory Financial Group.	Audit and Conduct Review Committee (and other Board members)
Q3 2014

Educational session on the state of the capital markets and current economic issues – presented by management.

Educational session on U.S. Governance matters – presented by BMO Financial Corp. management.

Board
Q4 2014

Money Laundering, Terrorist Financing and Sanctions Risk Assessment (white paper) – prepared by management and released on the Board Learning App.

Mandatory Regulatory Reporting (white paper) – prepared by management and released on the Board Learning App.

Educational session on Anti-Money Laundering and Anti-Terrorist Financing (“AML”) provided by Promontory Financial Group – video of Q2 2014 session released on the Board Learning App.

Educational session on disruptors in the Retail Payments business – presented by management.

Board

In 2013, the Governance and Nominating Committee oversaw the implementation of an online director education program (the Board Learning App.), developed in conjunction with the Bank’s Institute for Learning, consisting of didactic learning via electronic medium and self-directed learning. Launched in April 2013, this learning application responds to the need for continuous financial industry and risk learning in support of the complex and evolving role of the Board of Directors at the Bank.

Bank of Montreal Management Proxy Circular	20

The content framework for the learning application consists of five core topic pillars: (1) financial industry (economic services and landscape created by the global management of money); (2) business of banking (the function and work of banks and banking within that landscape); (3) risk (how actions or activities could lead to a loss or an undesirable business outcome); (4) regulatory (how the rules and legislation are created, and enforced in terms of outlining responsibility and/or limiting duties); and (5) products & services (the things developed for and delivered to our customers, and the customers of other financial institutions).

In 2014, directors were provided with the following educational materials related to each of the five content areas. The learning application is updated quarterly with new materials, building on additional topics as they relate to the five core areas, the Bank’s strategic priorities, and select other topics from time to time.

Date Materials Made Available	Topics	Audience
March 2014

•    Financial Industry: Post Digital Consumerism – The self-service model as a quantifiable competitive advantage and business driver.

•    Business of Banking: Technology & Operations (T&O) – How corporate infrastructure is working to support the strategic agenda.

•     Regulatory: Spotlight: Asia – Understanding the regulatory landscape in Asia.

•    Risk: Cyber Security – Overview of risks and regulations pertaining to cyber security.

Board
June 2014

•    Financial Industry: Bitcoin – The evolution of Bitcoin and its impact on the mainstream economy.

•    Business of Banking: Global Asset Management – Discussing the business of portfolio management and the global outlook for fiduciary needs and asset managers.

•     Risk: Compliance Primer – Understanding the spectrum of BMO’s Compliance priorities and their importance.

•    Products & Services: Alternative Investments – Introduction to alternative investments with a focus on how BMO Capital Markets services Hedge Funds.

Board
October 2014	• Financial Industry: Alternative Lenders: Crowdfunding & Peer-to-Peer Lending. • Regulatory: The Volcker Rule. • Products and Services: Consumer Financial Protection Bureau (CFPB).	Board

21	Bank of Montreal Management Proxy Circular

Skills Matrix

Non-employee directors and other nominee directors standing for election at the next annual Shareholder meeting confirm their skills and experience in January of each year. The information is used to assess the overall strength and diversity of the Board, as shown below:

Executive Leadership (a)	✓	✓	✓	✓		✓	✓	✓	✓	✓	✓	✓
Other Board Experience (b)	✓	✓	✓	✓		✓	✓		✓	✓	✓	✓
Financial Services (c)	✓			✓	✓	✓						✓
Accounting and Finance (d)	✓	✓		✓	✓	✓		✓	✓	✓	✓	✓
Investment Banking/Mergers & Acquisitions (e)	✓	✓	✓	✓	✓	✓	✓		✓		✓	✓
Risk Management (f)	✓	✓	✓	✓			✓	✓	✓		✓	✓
Human Resources (g)	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓
Corporate Responsibility/Sustainability (h)	✓	✓	✓				✓	✓	✓	✓	✓
Legal (i)				✓			✓				✓
Strategic Planning (j)	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓
Retail (k)	✓	✓	✓	✓			✓		✓
Information Technology & Security (l)	✓		✓			✓		✓
Public Policy (m)	✓	✓	✓	✓	✓			✓		✓	✓

(a)	Experience as a senior executive/officer of a publicly listed company or major organization.
(b)	Served as a board member of a public, private or non-profit entity.
(c)	Oversight, advisory or operational experience in the financial services industry other than serving as a director of the Bank.
(d)	Knowledge of and experience with financial accounting and reporting, corporate finance and familiarity with internal financial/accounting controls, Canadian or U.S. Generally Accepted Accounting Principles and/or International Financial Reporting Standards.
(e)	Experience with investment banking or mergers and acquisitions.
(f)	Knowledge of, and experience with internal risk controls, risk assessments and reporting.
(g)	Experience with benefit, pension and compensation programs (in particular, executive compensation programs).
(h)	Understanding and experience with corporate responsibility practices and the constituents involved in sustainable development practices.
(i)	Experience as a lawyer either in private practice or in-house with a publicly listed company or major organization.
(j)	Experience in the development and implementation of a strategic direction of a large organization.
(k)	Experience as a senior executive in a major products, services or distribution company.
(l)	Experience or knowledge relating to the information technology and security needs of a major organization.
(m)	Experience in the workings of government and public policy.

Bank of Montreal Management Proxy Circular	22

Directors’	Compensation and Attendance

Directors’ Compensation – Fiscal 2014

Starting in fiscal 2012, the Board adopted a flat fee structure for director compensation. The flat fee structure is simpler to administer and disclose and aligns better with the job of being a director of the Bank. A director’s duty is to be available to assist and represent the Bank 365 days a year. Attendance at meetings is an important part of that but not the whole job. Providing advice outside of meetings, identifying opportunities for the Bank and generally being attentive to the best interests of the Bank at all times, including meeting increased regulatory requirements, are important elements of the role of the director. A flat fee structure better compensates for this responsibility.

Description of fee (a)	Amount
Annual retainer fee (including membership on two committees)	$200,000 ($125,000 in DSUs and $75,000 in cash) (b)
Fee for each additional committee (c) membership in excess of two	$10,000
Fee for each special Board meeting in excess of five per year	$2,000
Fee for each special committee (c) meeting in excess of five per year	$1,500
Chair retainer fees:
Chairman of the Board	$400,000 per year ($150,000 in DSUs and $250,000 in cash) (d)
Audit and Conduct Review Committee	$50,000 per year
Governance and Nominating Committee	$25,000 per year
Human Resources Committee	$50,000 per year
Risk Review Committee	$50,000 per year
The Pension Fund Society of the Bank of Montreal	$15,000 per year
Directors receive a $15,000 annual travel allowance where their principal residence is (i) 2 or more time zones away from Toronto; or (ii) across a border from Canada.

(a)	We only pay non-employee directors. They are also reimbursed for expenses incurred in the course of carrying out their duties as a director.
(b)	Subject to election by directors to take all or a portion of the cash retainer in additional DSUs (Deferred Share Units) or Shares – see below.
(c)	Includes meetings of the Board of Directors of The Pension Fund Society of the Bank of Montreal.
(d)	Includes the directors’ annual retainer fee and all committee membership fees.

Directors’ Compensation and Required Share Ownership

Each non-employee director must hold at least eight times the cash portion of the annual director retainer in Shares and/or DSUs based on the greater of the following: (i) the closing price of the Shares at the end of the fiscal year and (ii) their acquisition cost (for Shares) or value at the time credited (for DSUs). Newly appointed board members would be expected to build up the minimum share ownership requirement over time, which is accelerated by all remuneration being required to be paid in DSUs or in Shares until the requirement is met.

Directors receive a minimum of $125,000 of their $200,000 annual retainer fee in DSUs. The Chairman of the Board receives a minimum of $150,000 of his $400,000 annual retainer fee in DSUs. Directors may also elect to take all or a part of the cash portion of their annual retainer in additional DSUs or Shares. This election also applies to any fees for chair retainers and special meetings. For 2014, 10 of the 12 non-employee directors elected to receive all of their remuneration in DSUs.

Shares and DSUs Owned by Non-employee Directors

February 6, 2015:

•	Total Shares: 120,142
•	Total DSUs: 369,908
•	Total Value of Shares: $9,345,846
•	Total value of DSUs: $28,775,143
•	Total value of Shares and DSUs: $38,120,990

(based on the closing price of Shares on the TSX of $77.79 on February 6, 2015).

23	Bank of Montreal Management Proxy Circular

As at October 31, 2014, all non-employee directors met the minimum share ownership requirement, except for Ms. Babiak who joined the Board on October 23, 2012.

What are Deferred Share Units (DSUs)?

DSUs (or deferred share units) are ownership interests that have the same economic value as Shares. Non-employee directors of the Bank and its subsidiary, BMO Financial Corp., receive DSUs under the terms of their respective DSU plans. The DSUs vest immediately, and accrue dividend equivalents when dividends are paid on Shares. Directors are not paid out their DSUs until they leave the Board and the boards of all Bank affiliates. At that time, they may receive payment for their DSUs in cash or in Shares purchased on the open market.

Directors’ Compensation for Fiscal 2014

The following table sets out compensation paid by the Bank and BMO Financial Corp. to non-employee directors who served as directors during fiscal 2014.

	Board Retainer ($)
Director	Cash ($)	Stock-Based Compensation (DSUs) ($)	Chair Retainer ($)		Additional Committee Fees ($)		Travel Fees ($)	Other Fees ($)	Total ($)	Portion of cash fees taken in DSUs (%)	Total DSUs value vested or earned ($) (a)
Robert M. Astley	75,000	125,000	20,833	(b)	10,000	(b)			230,833	0	125,000
Janice M. Babiak	75,000	125,000					15,000		215,000	100	215,000
Sophie Brochu	75,000	125,000							200,000	100	200,000
George A. Cope	75,000	125,000							200,000	100	200,000
Christine A. Edwards (c)	75,000	125,000	8,750	(d)	10,000	(d)	15,000		233,750	100	233,750
Ronald H. Farmer (c)	75,000	125,000	35,417	(e)	14,167	(e)			249,583	100	249,583
Eric R. La Flèche	75,000	125,000							200,000	100	200,000
Bruce H. Mitchell	75,000	125,000							200,000	100	200,000
Philip S. Orsino (c)	75,000	125,000	50,000						250,000	100	250,000
Martha C. Piper (c)	75,000	125,000	25,000				15,000		240,000	0	125,000
J. Robert S. Prichard (c)			400,000	(f)				149,449 (g)	549,449	100	549,449
Don M. Wilson III (c)	75,000	100,000	50,000		10,000		15,000		275,000	100	275,000
Total	825,000	1,350,000	590,000		44,167		60,000	149,449	3,043,615	Total fees paid in DSUs: 2,822,782 Total fees paid in cash: 220,833	2,822,782

(a)	Includes the value at grant date of compensation paid in fiscal 2014 in the form of DSUs, but does not include dividends paid in fiscal 2014 in the form of additional DSUs on each director’s aggregate DSU holdings accumulated in 2014 and during the course of service as a director.
(b)	Effective April 1, 2014, Mr. Astley ceased to be Chair of the Human Resources Committee and a member of the Governance and Nominating Committee. Effective April 1, 2014, Mr. Astley was appointed to The Pension Fund Society of the Bank of Montreal Board of Directors.
(c)	Ms. Edwards is Chair of the board of directors of The Pension Fund Society of the Bank of Montreal. Mr. Farmer is Chair of the Human Resources Committee. Mr. Orsino is Chair of the Audit and Conduct Review Committee. Dr. Piper is Chair of the Governance and Nominating Committee. Mr. Prichard is Chairman of the Board. Mr. Wilson is Chair of the Risk Review Committee.
(d)	Effective April 1, 2014, Ms. Edwards was appointed Chair of the board of directors of The Pension Fund Society of the Bank of Montreal and became a member of the Governance and Nominating Committee. Effective April 1, 2014, Ms. Edwards ceased to be a member of the Human Resources Committee.
(e)	Effective April 1, 2014 Mr. Farmer was appointed Chair of the Human Resources Committee and ceased to be a member of The Pension Fund Society of the Bank of Montreal Board of Directors.
(f)	Includes the director annual retainer fee and all committee membership fees. The Chairman of the Board receives a minimum of $150,000 of his $400,000 annual retainer fee in DSUs.
(g)	Mr. Prichard earned US$135,000 in compensation for serving as a director of BMO Financial Corp. Such amount was paid in US $ and converted to Canadian dollars for purposes of this disclosure at the rate of exchange at the grant dates of US$1.0945 = Cdn$1.00 at January 15, 2014, US$1.0977 = Cdn$1.00 at April 15, 2014, US$1.0758 = Cdn$1.00 at July 15, 2014, US$1.1257 = Cdn$1.00 at October 15, 2014 and US$1.1965 = Cdn$1.00 at January 15, 2015. Mr. Prichard took this full amount in DSUs.

Compensation from Subsidiaries/Affiliates

From time to time, non-employee Bank directors serve as directors of subsidiaries and affiliates of the Bank. They are paid for their services and reimbursed for travel and other expenses incurred in attending related board and committee meetings. During fiscal 2014, Mr. Prichard was the only non-employee Bank director who was paid for serving as a director of a Bank subsidiary or affiliate. Mr. Prichard was a director of BMO Financial Corp., our U.S. bank holding company. Mr. Prichard took his annual retainer fee of US$135,000 in DSUs, pursuant to a plan offered to directors of BMO Financial Corp.

Bank of Montreal Management Proxy Circular	24

Non-Officer Director Stock Option Plan

The granting of options under the Non-officer Director Stock Option Plan was discontinued effective November 1, 2003. There are no options outstanding under this plan.

Directors’ Attendance for Fiscal 2014

The table below shows a summary of directors’ attendance for fiscal 2014.

Summary of Attendance of Directors	Board (11 meetings)		Audit & Conduct Review Committee (6 meetings)		Governance & Nominating Committee (7 meetings)		Human Resources Committee (8 meetings)		Risk Review Committee (9 meetings)		The Pension Fund Society of the Bank of Montreal Board of Directors (4 meetings)		TOTAL
	#	%	#	%	#	%	#	%	#	%	#	%	%
ASTLEY	10	91	–	–	3/3 (a)	100	8	100	9	100	2/2 (b)	100	97
BABIAK	11	100	6	100	–	–	–	–	9	100	–	–	100
BROCHU	10	91	6	100	–	–	–	–	–	–	–	–	94
COPE	10	91	–	–	–	–	7	88	–	–	–	–	89
DOWNE	11	100	6	100	7	100	8	100	9	100	–	–	100
EDWARDS	11	100	–	–	4/4 (c)	100	4/4 (d)	100	8	89	4	100	97
FARMER	11	100	6	100	7	100	8	100	–	–	2/2 (e)	100	100
LA FLÈCHE	11	100	–	–	–	–	–	–	8	89	–	–	95
MITCHELL	11	100	6	100	–	–	–	–	–	–	4	100	100
ORSINO	11	100	6	100	7	100	–	–	–	–	–	–	100
PIPER	11	100	3/3 (f)	100	7	100	4/4 (g)	100	–	–	–	–	100
PRICHARD	11	100	6 (h)	100	7	100	8	100	9	100	4	100	100
WILSON III	10	91	–	–	7	100	8	100	9	100	–	–	97
Average Percentage		97%		100%		100%		99%		97%		100%	98%

Notes

(a)	Effective April 1, 2014, Mr. Astley ceased to be a member of the Governance and Nominating Committee.
(b)	Effective April 1, 2014, Mr. Astley was appointed to The Pension Fund Society of the Bank of Montreal Board of Directors.
(c)	Effective April 1, 2014, Ms. Edwards was appointed to the Governance and Nominating Committee.
(d)	Effective April 1, 2014, Ms. Edwards ceased to be a member of the Human Resources Committee.
(e)	Effective April 1, 2014, Mr. Farmer ceased to be a member of The Pension Fund Society of the Bank of Montreal Board of Directors.
(f)	Effective April 1, 2014, Dr. Piper ceased to be a member of the Audit and Conduct Review Committee.
(g)	Effective April 1, 2014, Dr. Piper was appointed to the Human Resources Committee.
(h)	Mr. Prichard attended all meetings of the Audit and Conduct Review Committee in 2014.

More Disclosure About our Directors

To the Bank’s knowledge, as at February 6, 2015 or within the last 10 years, no nominee director of the Bank is or has:

(a)	been a director, chief executive officer or chief financial officer of any company (including the Bank):
(i)	subject to an order (including a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation) for a period of more than 30 consecutive days, that was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer; or
(ii)

subject to an order (including a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation) for a period of more than 30 consecutive days, that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which

25	Bank of Montreal Management Proxy Circular

resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer; or
(b)	been a director or executive officer of any company (including the Bank), that while that person was acting in that capacity, or within a year of the person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or
(c)	become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or became subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the nominee director, except as follows:

Philip Orsino, a director of the Bank, was a director of CFM Corporation from July 2007 until he resigned in March 2008. In April 2008, CFM filed for protection under the CCAA.

Bank of Montreal Management Proxy Circular	26

Corporate Governance

Bank of Montreal embraces high standards of corporate governance, which reflect not only applicable legal and regulatory requirements but also evolving best practices. We believe sound corporate governance is the foundation for responsible business behaviour towards our key stakeholders. For a complete discussion of our corporate governance practices, please refer to our Statement of Corporate Governance Practices starting on page 33.

This section includes reports of the Audit and Conduct Review Committee, the Governance and Nominating Committee, the Human Resources Committee and the Risk Review Committee, summarizing the responsibilities of the committees of the Board and highlighting key accomplishments in 2014.

Report of the Audit and Conduct Review Committee

Members: Philip Orsino (Chair), Jan Babiak, Sophie Brochu, Ron Farmer, Bruce Mitchell

The Audit and Conduct Review Committee is responsible for assisting the Board in fulfilling its oversight responsibilities for the integrity of the Bank’s financial reporting; the effectiveness of the Bank’s internal controls; the independent auditor’s qualifications, independence and performance; the Bank’s compliance with legal and regulatory requirements; transactions involving related parties; conflicts of interest and confidential information; and standards of business conduct and ethics. In addition, the Committee acts as the audit and conduct review committee of certain designated subsidiaries.

The Board has determined that each member of the Audit and Conduct Review Committee is “financially literate”, as such term is defined under the rules of the Canadian Securities Administrators and the Securities and Exchange Commission (“SEC”) and New York Stock Exchange (“NYSE”) standards, and that Mr. Orsino and Ms. Babiak are “Audit Committee Financial Experts” as such term is defined under SEC rules.

In 2014, the Committee:

Financial Reporting and Internal Controls

•

Recommended for approval by the Board the Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards and related Management’s Discussion and Analysis, financial releases, and the Annual Information Form.

•

Evaluated the appropriateness of the Bank’s accounting and financial reporting and the effectiveness of the Bank’s internal control framework, including an independent third party review of the Bank’s Sarbanes Oxley framework, in keeping with the Committee’s ongoing assessment of the effectiveness of the Bank’s oversight functions.

•

Reviewed the independence and performance of the Chief Auditor and the Corporate Audit function and approved the Corporate Audit function’s budget and audit plan for fiscal 2015, including organizational structure, resource plan and strategic priorities.

•	Discussed the performance of the Chief Financial Officer and approved the Finance function’s budget and resources for fiscal 2014.
•	Reviewed the independence and performance of the Shareholders’ Auditors, and approved the audit plan for fiscal 2015, including resources and qualifications.
•	Reviewed regulatory expectations of audit committees related to external auditors, including the Canadian Public Accountability Board’s recommendations relating to audit quality.

Legal, Regulatory and Compliance

•

Reviewed the effectiveness of the key controls through which legal and regulatory risk is managed, including reports on significant legislative and regulatory developments, significant litigation, compliance with banking law and regulatory matters, material transactions with related parties, the Bank’s whistleblowing regime and an independent third party review of the Compliance function.

•	Monitored current market issues and legal and regulatory developments having an impact on the Bank’s operations and material correspondence with regulators.

27	Bank of Montreal Management Proxy Circular

•

Approved the Committee’s Charter; the Compliance function’s mandate, organizational structure, strategic priorities, resource plan and budget for fiscal 2015; the Compliance Risk Appetite Statement; Corporate Policies and Procedures relating to Anti-Money Laundering, Anti-Terrorist Financing and Sanctions Measures Program; the Anti-Money Laundering Risk Appetite Statement; the Corporate Audit mandate, Auditor Independence, disclosure, and financial governance.

•	Discussed the performance of the General Counsel and Chief Compliance Officer.
•

Recommended the Board’s approval of revisions to the Bank’s FirstPrinciples – the Bank’s Code of conduct and ethics; and reviewed the Bank’s Environmental, Social and Governance Report and Public Accountability Statement.

•

Reviewed regular reports on Technology and Operations projects, including those related to evolving information security risks and mitigation plans, major Bank projects, risk management and regulatory matters.

•

Participated in an education session on Anti-Money Laundering, and received presentations on the Bank’s Anti-Money Laundering initiatives, including the sanctions program and risk assessment, and mandatory reporting requirements; and regulatory developments (including the Volcker Rule).

The Committee met frequently in private with each of the Shareholders’ Auditors, Chief Auditor, General Counsel and the Chief Anti-Money Laundering Officer, and at each meeting without management being present.

The Committee is satisfied that it has fulfilled its mandate for the year ended October 31, 2014. The mandate is contained in the Committee’s Charter at www.bmo.com/home/about/banking/corporate-governance.

Philip S. Orsino

Chair

Report of the Governance and Nominating Committee

Members: Martha Piper (Chair), Christine Edwards, Ron Farmer, Philip Orsino, Robert Prichard, Don Wilson III

The Governance and Nominating Committee is responsible for developing governance principles and guidelines for the Bank, identifying and recommending candidates for election or appointment to the Board and managing the Bank’s process for orientation and assessment of the Board, Board committees and directors.

In 2014, the Committee:

Director Assessments and Board Composition

•	Evaluated the composition, size, tenure, competencies and skills of the Board, Board committees and Board committee members.
•

Undertook the annual assessment of the effectiveness of the Chairman of the Board, the Board, the Board committee chairs and each Board committee, and reviewed the continued suitability and effectiveness of the current assessment process. With input from the results of this assessment process, developed the annual objectives of the Chairman of the Board and the Committee Chair.

•	Oversaw the process whereby the Chairman of the Board and each Board committee chair developed annual objectives which are used in the above annual assessments.
•	Oversaw the peer review process for all existing directors and reviewed the overall results.
•	Recommended the nominees to stand for election as directors at the Bank’s Annual Meeting of Shareholders and recommended the Board committee members and chairs for appointment.
•	Performed the annual 2014 Annual Assessment of the Expertise and Experience of the Human Resources Committee.
•	Assessed the effectiveness of the Bank’s strategy session.

Bank of Montreal Management Proxy Circular	28

Governance Commitment

•

Reviewed the Bank’s system of corporate governance for compliance with applicable legal and regulatory requirements. For a complete discussion of the Bank’s corporate governance practices, see the Statement of Corporate Governance Practices starting on page 33 of this circular or www.bmo.com/corporategovernance.

•	Assessed the independence, shareholdings and attendance of each director and supervised the assessment of the suitability of directors in accordance with applicable regulations.
•	Monitored the Bank’s practices related to governance against emerging best practices, including Board and Shareholder engagement matters.
•	Oversaw the development of the Bank’s processes related to the early notification of the Office of the Superintendent of Financial Institutions of changes to Board membership and senior management.
•

Reviewed the effective use of the online director education program developed in conjunction with the Bank’s Institute for Learning consisting of didactic learning via electronic medium and self-directed learning.

•	Coordinated issues-based discussions for director education purposes, including on U.S. governance.
•	Evaluated Shareholder proposals submitted for the Bank’s Annual Meeting of Shareholders.
•

Approved the Bank’s corporate governance documents (including the Board Mandate, the Committee’s and Board committee Charters, Position Descriptions and the Board Approval/Oversight Guidelines), and the orientation programs for new directors and Board committee members.

•	Reviewed the minutes of the meetings of BMO Financial Corp.’s Corporate Governance Committee.

Succession Planning

•	Undertook a rigorous search process to identify and recommend for Board approval two new nominees to stand for election at the annual Shareholder meeting to be held on March 31, 2015.

Director Compensation

•

Performed the annual review of director compensation and, taking into consideration the increased workload of directors of the Bank, including meeting increased regulatory requirements, and after reviewing appropriate benchmarking information, recommended increases to: (i) the annual director retainer; (ii) the annual retainer for the Chairman of the Board; (iii) the annual retainers for the chairs of the Audit and Conduct Review Committee, the Governance and Nominating Committee, the Risk Review Committee and the Human Resources Committee, which increases were approved by the Board.

The Committee met at each meeting without management being present.

The Committee is satisfied that it has fulfilled its mandate for the year ended October 31, 2014. The mandate is contained in the Committee’s Charter at www.bmo.com/home/about/banking/corporate-governance.

Martha C. Piper

Chair

29	Bank of Montreal Management Proxy Circular

Report of the Human Resources Committee

Members: Ron Farmer (Chair), Robert Astley, George Cope, Martha Piper, Robert Prichard and Don Wilson III

The Human Resources Committee oversees human resources strategies, including compensation and talent management. As required by its Committee Mandate, members of this Committee have, or must acquire within a reasonable period of time following their appointment, a thorough understanding of issues relating to human resources and compensation, so they can fully contribute to achieving the Committee’s objectives. The Governance and Nominating Committee completed an annual review of the Committee’s membership in August, 2014, and concluded the Committee has an appropriate level of expertise and experience related to risk management for financial institutions and compensation practices.

In 2014, the Committee:

Compensation oversight and governance

•

Confirmed that compensation programs are aligned to the Bank’s risk appetite framework, with the Financial Stability Board’s Principles for Sound Compensation Practices, and the related requirements of OSFI, and other jurisdictions we operate in. In the United States, we worked with BMO Financial Corp.’s Human Resources Committee to align its compensation programs with the principles of the U.S. Federal Reserve’s Guidance on Sound Incentive Compensation Policies.

•	Reviewed changes in material compensation programs with an independent advisor, and concluded these do not encourage excessive or inappropriate risk-taking.
•	Reviewed the performance of the Committee’s independent advisor.
•	Met with shareholder advisors to discuss BMO’s compensation program.

CEO and Senior Executive compensation

•	Reviewed reports on CEO pay for performance and determined that CEO pay is aligned to Bank and individual performance.
•

Assessed the CEO’s performance against his objectives for the past fiscal year, reviewed the assessment with the Board, and recommended his compensation to the independent members of the Board for approval.

•	Reviewed annual performance assessments submitted by the CEO for the Bank’s most senior executives and approved their compensation, along with the compensation of the other oversight function heads.
•	Approved incentive compensation for BMO Capital Markets top income earners and reviewed total compensation for other top income earners within the Bank.

Talent and succession planning

•

Completed an in-depth review of BMO’s leadership pipeline – including succession plans for the CEO and Senior Executive roles, leadership development commitments and progress against diversity goals – to monitor bench strength and talent strategies for the enterprise and in key business groups.

•	Reviewed executive talent strategies and succession plans with the Board, and recommended Senior Executive appointments and reassignments.
•	Conducted a program for Directors to meet key business leaders.
•	Reviewed results from the annual employee survey to assess employee engagement levels and feedback, and BMO’s competitive position compared to leading companies.

Strategic matters

•	Approved the fiscal 2015 executive incentive pay metrics to reinforce alignment with the Bank’s business strategy and good governance.
•	Approved the replacement of restricted share units with performance share units for all Senior Executives in fiscal 2015.

Bank of Montreal Management Proxy Circular	30

The Committee met at each meeting without management present. In addition, the Committee met with our independent compensation advisor without management present.

The Committee is satisfied that it has fulfilled its mandate for the year ended October 31, 2014. The mandate is contained in the Committee’s Charter at www.bmo.com/home/about/banking/corporate-governance.

Chair

Report of the Risk Review Committee

Members: Don Wilson III (Chair), Robert Astley, Jan Babiak, Christine Edwards, Eric La Flèche, Robert Prichard

The Risk Review Committee is responsible for assisting the Board in fulfilling its oversight responsibilities for the Bank’s identification and management of risk, adherence to risk management Corporate Policies, and compliance with risk-related regulatory requirements.

In 2014, the Committee:

Identification and Management of Risk

•	Reviewed and approved the risk appetite statement and risk dashboard presented by management.
•	Reviewed and approved the risk priorities and resource plan of the Bank’s risk management function.
•	Engaged management in in-depth discussions on risk strategies related to key businesses and products.
•	Reviewed and approved the Internal Capital Adequacy Assessment Plan and monitored the Bank’s quarterly capital position.
•	Reviewed the proposed exposure limits to be delegated to the Chief Executive Officer and recommended approval to the Board.
•	Regularly assessed the Bank’s credit, market, operational, reputational, liquidity and funding risk positions against the Risk Appetite Statement and approved exposure limits.
•	Reviewed the quality and performance of the credit portfolio, including the provision for credit losses and the allowance for credit losses.
•	Discussed top and emerging risks and proposed action plan with management.
•	Engaged management in discussion of industry best practices in specific risk areas.

Adherence to Risk Management Corporate Policies

•	Discussed and approved the corporate policies that were presented to the Committee.
•	Approved, ratified or reviewed exposures that exceeded limits prescribed in the risk management corporate policies.

Compliance with Regulatory Requirements

•	Periodically engaged regulators in discussions on key risks in the Bank.
•	Reviewed with management regulatory communications and discussed action plans.
•	Approved the Corporate Insurance Program.
•	Approved the Outsourcing Annual Report and reviewed the related Governance Framework.
•	Assessed the Chief Risk Officer’s performance and approved the Chief Risk Officer’s mandate for 2015.
•	Reviewed and approved (where required) reports and presentations that were provided in satisfaction of regulatory requirements.

31	Bank of Montreal Management Proxy Circular

The Committee met regularly in private with the Chief Risk Officer and also without management being present.

The Committee is satisfied that it has fulfilled its mandate for the year ended October 31, 2014. The mandate is contained in the Committee’s Charter at www.bmo.com/home/about/banking/corporate-governance.

Don M. Wilson III

Chair

Bank of Montreal Management Proxy Circular	32

Statement of Corporate Governance Practices

At a glance

•	Our high corporate governance standards reflect emerging best practices and meet or exceed legal, regulatory, Toronto Stock Exchange (“TSX”) and New York Stock Exchange (“NYSE”) requirements
•	We monitor regulatory changes and best practices in corporate governance to ensure we have leading governance practices

Overview

Good corporate governance is important – to our shareholders, our customers, our employees, the communities we operate in – and to us. Being clear about our expectations around governance supports ethical conduct and allows us to do a better job running our business, and complying with the laws and standards that apply to us.

Good governance starts with our Board of Directors (“Board”). We get the Board composition and structure right by having well-informed people with diverse backgrounds, relevant experience, and independence from management. We gain from their expertise and pay them fairly in return. Directors sit on committees that specialize in key areas: audit and conduct review, governance and nominating, human resources, and risk review.

This document communicates our corporate governance practices to you, our Shareholder.

CORPORATE GOVERNANCE SNAPSHOT
Size of the Board	13	Policy on Interlocking Directors	✓
Number of independent directors	12	Director Tenure Policy	✓
All committee members are independent	✓	Director Share Ownership Guidelines	✓
Directors are elected annually	✓	New Director Orientation	✓
Directors are elected individually	✓	Continuing Director Development	✓
Majority Voting Policy for the election of directors	✓	Regular assessments of the Board and its committees	✓
Annual advisory vote on approach to executive compensation	✓	Code of Business Conduct and Ethics rooted in core values	✓
The roles of Chairman and CEO are separate	✓

I. Board Structure

At a glance

•	Our Board’s role is to enhance Shareholder value, through a rigorous approach to accountability, performance and corporate governance
•	Regular assessment of the Board ensures it has the appropriate number of members and diverse expertise to make effective decisions
•	The Board annually reviews written position descriptions for the Chairman of the Board (“Chairman”), the Chief Executive Officer (“CEO”), committee chairs, and directors

Role of our Board

The Board supervises management of our business to enhance Shareholder value. The Board’s Mandate, set out on pages 44 and 45, outlines its general responsibilities. The Board Approval/Oversight Guidelines define its roles and responsibilities, plus those of management and also specify accountability within the Bank. The Bank Act (Canada) requires certain important matters, such as approval of financial statements and dividends, be approved by the Board and not delegated to Board committees.

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The Governance and Nominating Committee defines our approach to corporate governance. This committee reviews our corporate governance framework, guidelines, and practices to ensure they meet industry and Shareholder expectations, the regulatory environment, and best practices.

Composition of our Board

The Board considers its size annually, while the Governance and Nominating Committee does so regularly. At the beginning of 2015, there were 13 directors on the Board. Factors that are considered in determining Board size include the ability to ensure a high level of engagement of Board members, a high quality of discussion with management, the calibre and scope of its members’ expertise, and the ability to ensure Board committees have sufficient members and the required expertise. The Board has adopted a written Board Diversity Policy to facilitate more effective governance. In so doing, the Board positions itself to be made up of highly qualified directors from diverse backgrounds and who reflect the changing population demographics of the markets in which the Bank operates, the talent available with the required expertise, and the Bank’s evolving customer and employee base. The Board Diversity Policy includes the goal that each gender comprise at least one-third of the independent directors, and the Governance and Nominating Committee considers this when undertaking the process of recruiting new Board members. The Board believes a relatively smaller Board size is more effective, while recognizing the need to maintain flexibility to address certain needs or opportunities as they arise. As a result of the retirements of Messrs. Astley and Mitchell at the Bank’s annual meeting of Shareholders to be held on March 31, 2015, two new nominees, being Mr. Martin S. Eichenbaum and Ms. Lorraine Mitchelmore, as well as the remaining current 11 directors will stand for election at the 2015 Shareholder meeting. The Board believes the Board’s current size of 13 directors is appropriate and effective. The current Board has 4 women directors, representing 33.3% of the 12 independent directors. The newly constituted Board, assuming the election of the two new nominee directors at the 2015 Shareholder meeting, will have 5 women directors, representing 41.7% of the 12 independent directors who will then sit on the Board.

Directors are elected for a term of one year. Between Shareholder meetings, the Board may appoint additional directors. The Board believes that its current membership has the expertise, skills, geographic representation, diversity, and size to make effective decisions and staff Board committees appropriately, and that the newly constituted Board after the 2015 Shareholder meeting will be similarly qualified and effective.

Key Position Descriptions

The Board reviews position descriptions (listed on our website) annually for the Chairman, the CEO, committee chairs, and directors. The Board develops the position description for the CEO, with that person’s input, which is approved annually by the Human Resources Committee.

II. Independence

At a glance

•	All nominees standing for election at the annual meeting of Shareholders are independent and unaffiliated, except William Downe, CEO
•	The independent Chairman allows the Board to operate independently of management and gives directors an independent leadership contact
•	In camera sessions, attended only by the independent directors, are held at every Board meeting and every committee meeting

Director Independence

The Board believes that it must be independent of management to be effective. The Board has adopted Director Independence Standards (“Standards”) to assess whether a director is independent. The Standards use criteria from the definition of affiliated persons under the Bank Act (Canada) and definitions of independence from the Canadian Securities Administrators (“CSA”) and NYSE. The Standards are on our website.

The Board, with help from the Governance and Nominating Committee, uses the Standards to assess personal, business, and other relationships and dealings between directors and the Bank and

Bank of Montreal Management Proxy Circular	34

between directors and the Bank’s affiliates. The Board considers biographical material, reports, and questionnaires completed by directors as well as Bank records and reports, and information on entities with which the directors are involved. The Board considers these relationships keeping in mind both the importance to the Bank and the importance to, and impact on, the people and organizations with which the director has relationships.

The Board considers a director independent if he or she does not have a material relationship with the Bank or any of its affiliates that could interfere with his or her exercise of independent judgment. Certain relationships (for example, being an officer of the Bank) automatically mean a director is not independent. The threshold for independence is higher for members of our Audit and Conduct Review Committee, as the CSA and NYSE require.

William Downe has a material relationship with the Bank because he is the Bank’s CEO. Under the Bank Act (Canada), the Bank’s CEO must be a member of the Board. All other directors and nominees standing for election to the Board on March 31, 2015 are independent and unaffiliated. The Board’s policies limit the number of inside directors to two.

All members of the Audit and Conduct Review Committee meet the additional Canadian and U.S. independence requirements for membership on public company audit committees. While the Bank has lending, banking, and other commercial arrangements with some of the directors and entities they have relationships with, the Board is satisfied that those directors are independent under the Standards.

Information on the director nominees standing for election is on pages 11 to 19, which includes other public company boards on which they serve, the value of their equity holdings in the Bank, and their attendance record for all Board and committee meetings in fiscal 2014.

Board Interlocks and Outside Board Memberships

The Governance and Nominating Committee monitors the outside boards our directors sit on to determine if there are circumstances which would impact a director’s ability to exercise independent judgment and to ensure each director has enough time to fulfill his or her commitments to us. An interlock occurs when two or more Board members are also fellow board members of another public company. The Board has adopted a policy that no more than two directors may sit on the same public company board without the prior consent of the Governance and Nominating Committee. In considering whether or not to permit more than two directors to serve on the same board, that committee takes into account all relevant considerations including, in particular, the total number of Board interlocks at that time.

The only Board interlock is between George Cope and Sophie Brochu, who are both directors of Bell Canada and BCE Inc. The Board has determined this relationship does not impair the exercise of independent judgment by these Board members.

The following table sets out interlocking board memberships of the Bank’s directors.

Company Name	Director	Committee Membership (at other public company)
Bell Canada/BCE Inc.	Sophie Brochu	Audit Committee, Corporate Governance Committee
	George Cope	N/A

Independent Chairman

The roles of Chairman and CEO are separate. The Chairman manages the Board’s affairs to ensure that the Board functions effectively and meets its obligations and responsibilities, including responsibilities to Shareholders. The position description for the Chairman, available on our website, sets out the Chairman’s key responsibilities, which include setting Board meeting agendas in consultation with the CEO and chairing all Board meetings.

The Chairman provides leadership to the directors and ensures the Board is independent from management. Each Board meeting includes time for independent directors to meet with the Chairman, without management present. Similar meetings also take place outside of Board meetings, discussion at which includes topics like succession planning, risk management and strategy. Each Board committee, during each of its meetings, also has a scheduled session without management present.

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The Board has established a process for the appointment or a change in, and appointment of, the Chairman. That process is led by the current Chairman or, if he or she is being considered for reappointment, the chair of the Governance and Nominating Committee. That process includes identification of issues facing the Bank, individual consultations with all directors, as well as determination of the most appropriate process for the Board to make a final decision, which may involve deliberation and a vote if there is more than one person enjoying significant support. Under current Bank policies, the normal term for the role of Chairman will be five years with one possible renewal for a maximum of three years.

Other Independence Mechanisms

The Chairman and each committee can engage outside consultants, paid for by the Bank, without consulting management. This helps ensure they receive independent advice as they feel necessary. Also, none of our Audit and Conduct Review Committee members may serve on more than three public company audit committees without Board approval.

III. Orientation and Continuing Education

At a glance

•	New directors learn about our business through one-on-one meetings with the heads of each of our principal business groups
•	The Governance and Nominating Committee is responsible for directors’ continuing education

New Director Orientation

The Governance and Nominating Committee is responsible for orienting and educating new directors. The orientation program’s purpose is to (i) provide new directors with the information necessary to understand the financial industry and board operations; (ii) provide new directors with the historical background of the Bank, including the current issues and opportunities BMO Financial Group is facing; and (iii) facilitate a smooth transition for new directors into their roles as Board members. Upon joining the Board and as soon as possible within the first six months following appointment/election, new directors shall be provided an orientation by the Chairman of the Board, the chairs of the Board committees (as applicable) and the CEO in order to gain an understanding of the Bank’s history, culture, current status and strategic direction, including how the Bank differs from its peers. New directors also receive an orientation manual explaining our structure, director governance information, compliance requirements for directors, and corporate policies. The manual also has our bylaws, recent public disclosure documents, and agendas and minutes for Board and committee meetings for the preceding 12 months. New directors meet individually with the heads of each of our principal business groups and corporate functions to learn about our business.

Each Board committee also has an orientation program. New Board committee members receive an orientation manual for each committee on which they sit. New Members also have individual meetings with the committee chair and the head of the supporting corporate group, as well as with other senior officers (as applicable).

Continuing Director Development

The Governance and Nominating Committee is responsible for the continuing education and development of our directors. Directors receive presentations on Bank operations throughout the year. They also receive materials and reading recommendations from the Chairman, committee chairs, and the CEO. Topics include corporate governance, executive compensation, financial reporting and strategy, succession planning, key accounting considerations, risk assessment and disclosure, and Canadian and U.S. securities law developments. Directors are also encouraged to participate in relevant external education seminars at our expense.

The Governance and Nominating Committee, in conjunction with the Bank’s Institute for Learning, has developed a comprehensive and balanced online director education program consisting of didactic learning via electronic medium and self-directed learning. The Governance and Nominating Committee also coordinates issues-based discussions. Continuing education and development of our directors in 2014 is summarized on pages 20 and 21.

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Directors identify their specific continuing education needs in discussions with management, the Board and committees. Committee meeting minutes are also provided to all directors who are not on the committee.

IV. Strategic Planning and Risk Oversight

At a glance

•	Our enterprise-wide strategy is developed by management. The Board oversees the strategic planning process and reviews and approves our strategic plans
•	The annual strategy session provides a forum for directors to give management constructive feedback on our strategic plans
•

We are guided by an integrated risk management framework that is embedded in our daily business activities and planning process. The Risk Review Committee of the Board reviews our risk management framework on a regular basis

Strategic Planning

The Board reviews and approves our strategic plans, including key initiatives, opportunities, risks, competitive position, financial projections and other key performance indicators for each of our principal business groups.

An annual strategy session helps directors better appreciate planning priorities and progress made on strategic plans. Directors give management constructive feedback on our strategic plans and the strategy session itself. Feedback from directors and management is key to planning the next year’s session. Directors receive updates on the progress of our strategic plans, including those for each principal business group, throughout the fiscal year.

Risk Oversight

Our enterprise-wide risk management framework is comprised of a governance structure that includes a robust committee structure and a comprehensive set of corporate policies, which are approved by the Board or its committees, together with supporting corporate standards and operating guidelines. This enterprise-wide risk management framework is governed through a hierarchy of management committees and individual responsibilities. All elements of our risk management framework are reviewed on a regular basis by the Risk Review Committee of the Board to provide effective guidance for the governance of our risk-taking activities. See pages 31 and 32 for information on the responsibilities of the Risk Review Committee. Further information on our risk management framework, including the risk oversight responsibilities of the Board and its committees, our risk appetite, risk policies and limits, is set out on pages 77 to 105 of our Management’s Discussion and Analysis for the fiscal year ended October 31, 2014 (available on our website).

V. Ethical Business Conduct

At a glance

•	Our Code of Business Conduct and Ethics provides ethical guidance and is rooted in our core values
•	We foster an ethical culture by providing an environment where concerns can be raised without fear of retaliation

BMO’s Code of Business Conduct and Ethics provides ethical guidance for the organization and is rooted in our core values. The Code is approved annually by the Board of Directors. In addition to mandatory training every year, all directors and employees must confirm that they have read, understood, complied and will continue to comply with the Code. The Chief Ethics Officer is responsible for ensuring that awareness and understanding of ethical business principles are embedded in all aspects of our business and regularly reports to the Audit and Conduct Review Committee of the Board on the state of ethical conduct in the organization.

A key aspect to fostering an ethical culture is providing an environment where concerns can be raised without fear of retaliation. We support this and provide various means for concerns to be

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raised and grant anonymity if the person raising the concern wishes. All concerns are investigated and proven breaches of the Code are dealt with swiftly and decisively.

The Board has also implemented whistleblower procedures for officers and employees to confidentially and anonymously report concerns about accounting, internal accounting controls, or auditing matters.

To ensure ethical and independent decision-making by the Board, we have a protocol to identify and deal with director conflicts of interest. Directors or executive officers with a material interest in a matter do not receive related Board or committee materials, and are not present for any related discussion or vote.

VI. Directors – Becoming a Director, Sitting as a Director, Assessment, and Resignation Policy

At a glance

•	Shareholders vote for individual directors – not for a slate of candidates – and directors who do not get a majority of votes must offer to resign
•	Directors must offer to resign if they do not attend at least 75% of meetings of the Board and committees on which they serve
•	The Governance and Nominating Committee uses the results of assessments to recommend the mix of directors, process improvements, and continuing education opportunities
•	Individual directors evaluate the Board, its committees, and each other
•	Directors must hold eight times their annual cash retainer in common shares or deferred share units
•	Directors cannot hedge their Bank of Montreal Shares or other securities

Becoming a Director – Nomination and Election of Directors

The Governance and Nominating Committee decides what skills and competencies the Board requires, assesses the skills of current Board members and identifies and recommends suitable director candidates, with assistance of professional search firms as needed. We believe our directors should have the highest personal and professional ethics and integrity and be committed to serving the interests of the Bank, our Shareholders and other stakeholders. The Governance and Nominating Committee assesses the need for skills to manage the Bank’s risks and opportunities. This assessment helps determine if the Board needs new directors. In keeping with the Board’s Diversity Policy, potential candidates are screened for several attributes including ethics and integrity, range of experience, good business judgment, areas of expertise, personal skills and qualities, gender, age, ethnicity and geographic background. The Governance and Nominating Committee also takes into consideration possible conflicts, and the candidate’s ability to devote sufficient time and commitment as a director. The Board has set a goal that each gender comprise at least one-third of the independent directors.

The policy on majority voting to elect directors is described on page 5. See page 22 for a skills matrix setting out the skills and expertise of each of the nominee directors standing for election at the 2015 Shareholder meeting.

Board Tenure

Non-employee directors on the Board average eight years of service. Service ranges from more than two years to 16 years.

The Board approved a new approach to its Director Tenure Policy in 2009, as refined in 2011 and 2013, to ensure ongoing Board renewal, sustain Board performance, and add expertise. Directors who joined the Board prior to January 1, 2010 may serve until the earlier of when they turn 70 years of age or they have served 20 years. Directors who joined the Board on or after January 1, 2010, may serve until the earlier of when they turn 70 years of age or they have served 15 years. However, all directors will be allowed to serve for at least ten years, regardless of their age. In addition, the Chairman may serve a full five year term as Chairman with one possible renewal for a maximum of three years, regardless of his or her age or how long he or she has been on the Board. In addition, the Board may recommend any

Bank of Montreal Management Proxy Circular	38

director for re-election for additional terms, after age 70 or the expiry of the relevant 15 or 20 year term, in exceptional circumstances and to further the best interests of the Bank.

An officer will resign from the Board when no longer employed by the Bank. However, the Board may request a former CEO to continue as a director for a term not longer than two years.

Expectations and Responsibilities of Directors

Directors must devote sufficient time and energy to their role as a Bank director to effectively discharge their duties to the Bank and the Board. Directors are expected to review meeting materials in advance of meetings to facilitate discussion and to probe and, as appropriate, challenge management, while making informed business judgments and exercising oversight. Board meeting dates are established well in advance and directors are expected to be prepared for and to attend all required meetings. Annually, directors must attend at least 75% of all meetings of the Board and the committees on which they serve or offer to resign at the end of the fiscal year.

Director Compensation

The Governance and Nominating Committee annually reviews and benchmarks directors’ compensation against their peer group to ensure it is competitive and consistent with the responsibilities of directors. A flat fee structure was adopted in fiscal 2012 (see page 23 for further information about our director compensation philosophy). Directors’ compensation is disclosed on pages 23 and 24.

The Board approved amendments to the director share ownership guidelines, effective October 25, 2011, in conjunction with the adoption of its flat fee structure (see page 23). Each non-employee director must hold at least eight times the cash retainer portion of the annual fee in either Shares or deferred share units. Newly appointed board members would be expected to build up the minimum share ownership requirement over time, which is accelerated by all remuneration being required to be paid in DSUs or in Shares until the requirement is met. At February 6, 2015, all non-employee directors met the minimum share ownership requirements, except for Ms. Babiak who joined the Board on October 23, 2012. Directors’ current Share and deferred share unit holdings are listed in their respective profiles on pages 11 to 19.

The Board has adopted a policy prohibiting directors, senior executive officers and employees of the Bank from hedging their economic interest in Bank Shares, securities or related financial instruments.

Assessment of the Board, Committees, Directors, and Chairs

Each director annually completes an anonymous Board self-assessment survey, the results of which are compiled confidentially by an outside consultant, and has an annual one-on-one interview with the Chairman. The interview typically covers the operation of the Board, the adequacy of information provided to directors, Board structure, agenda planning for Board meetings, and strategic direction and process. The Board uses a skills matrix (see page 22) to review the skills of directors and the Board as a whole. The matrix outlines skills and experience based on broad categories relating to business and management skills and capabilities.

Each Board committee is separately evaluated through the annual survey. The assessment process is similar to that for the Board. It includes each director’s views on the operation of the committees, the adequacy of information provided to committee members, and agenda planning for committee meetings, taking into account the relevant committee charters.

The annual survey also includes a peer evaluation process for feedback on the effectiveness of individual directors. Every director assesses the contribution of each of their peers relative to the performance standards for the director position description. The results are also compiled confidentially by an outside consultant. The Chairman receives the results of each director’s peer assessment and meets with each director to discuss them.

The Governance and Nominating Committee assesses the Chairman’s performance annually, with input from each director, taking into account the position description. The results are reviewed with the Board and the Chairman.

The contribution and effectiveness of each committee’s chair are assessed annually against their respective objectives and the standards of their respective position description. The Chairman discusses the results with each committee chair individually.

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The Governance and Nominating Committee monitors and tracks progress of improvement opportunities identified through the self-assessment process.

Resignation Policy

Directors must offer to resign if they:

•	change their principal occupation,
•	fail to receive a majority of votes for election at an uncontested Shareholder meeting, or
•	fail to meet the annual 75% meeting attendance requirement.

The Governance and Nominating Committee will recommend to the Board whether to accept or reject the resignation, which resignation in the event of failing to achieve a majority vote at a Shareholder meeting shall be accepted absent exceptional circumstances.

VII. Committees of the Board

At a glance

•	The Board’s four committees each consist entirely of independent directors
•	The roles and responsibilities of each committee are set out in formal written charters (available on our website)

The Audit and Conduct Review Committee—oversees the integrity of our financial reporting, the effectiveness of our internal controls (including internal control over financial reporting), disclosure controls and procedures, our compliance with legal and regulatory requirements and the organizational structure, resources and effectiveness of the finance, legal and compliance functions. This committee also reviews and assesses the qualifications, independence, and performance of the Shareholders’ auditors.

It sets standards of business conduct and ethics for directors, senior management, and employees and reviews reports on “environmental, social and governance” issues. It oversees procedures for complying with self-dealing provisions of the Bank Act (Canada). It also monitors consumer protection measures and procedures for dealing with customer complaints, plus the use and disclosure of personal customer and employee information.

In addition to being independent, each member of the Audit and Conduct Review Committee is financially literate, as defined in CSA, U.S. Securities and Exchange Commission (“SEC”), and NYSE rules or standards. Jan Babiak and Philip Orsino are Audit Committee Financial Experts as defined by SEC rules. Definitions of “financially literate” and “Audit Committee Financial Experts” are found in the Audit and Conduct Review Committee Charter (available on our website).

See pages 27 and 28 for a report on this committee’s membership and activities in 2014. Additional Information respecting this committee is set out in our 2014 Annual Information Form under “Audit and Conduct Review Committee Information”.

The Governance and Nominating Committee—develops governance principles and guidelines for the Bank. It identifies and recommends candidates for election or appointment to the Board, and reviews our process for orienting and assessing the Board, its committees, and directors. This committee also reviews Shareholder proposals and recommends appropriate responses. Each year, the Governance and Nominating Committee reviews all Board committee charters, position descriptions, and the Board’s mandate to confirm that they meet all regulatory requirements and best practices.

See pages 28 and 29 for a report on this committee’s membership and activities in 2014.

The Human Resources Committee—helps the Board fulfill its oversight duties for the appointment, evaluation, compensation and succession planning of the CEO and other senior executives. It oversees the Bank’s strategy for attracting, retaining and developing high quality leaders at all levels with the capabilities to execute the Bank’s strategic goals. This committee has oversight over the philosophy and principles of compensation programs, the design and application of material compensation programs, and share ownership guidelines. This committee is responsible for ensuring the Bank’s material compensation programs meet the Bank’s compensation principles and risk profile and do not encourage excessive risk taking.

The Human Resources Committee works with a full-time executive responsible for talent strategies. It annually reviews succession planning for the CEO and all senior executives. This includes a thorough review of potential successors’ capabilities and development plans. This committee also

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annually reviews the in-depth talent and succession report for the entire executive group. This assessment, which includes roundtable talent assessments of the Bank’s executives, also details the current and projected leadership demographics, vacancy risks and capabilities and readiness of the successor pool. This committee also reviews detailed reporting on the profile, capabilities and development planning of the Bank’s emerging leaders against the projected executive needs of the Bank. In addition, the Human Resources Committee assesses the enterprise’s culture, including diversity, inclusion and employee engagement.

See pages 30 and 31 for a report on this committee’s membership and activities in 2014.

The Risk Review Committee—helps the Board perform its oversight duties for identifying and managing risk and complying with risk-related regulatory requirements. This committee reviews the organizational structure, resources and effectiveness of the risk management function, our risk appetite statement, management’s evaluation of the performance of our risk rating systems, and, together with management, the effectiveness of our systems for calculating risk-based capital requirements. It also reviews and, as applicable, approves our risk management corporate policies, transactions involving a material amount of risk and the methods and procedures management uses to control key risks.

See pages 31 and 32 for a report on this committee’s membership and activities in 2014.

VIII. Communications and Shareholder Engagement

At a glance

•	The management Disclosure Committee oversees the timely public release of material information about the Bank
•	Internal controls and procedures ensure material information is effectively communicated internally
•	Our Shareholder Engagement Policy (available on our website) promotes open dialogue and the exchange of ideas with Shareholders

The Audit and Conduct Review Committee reviews and approves the Disclosure Policy annually. The policy covers the timely distribution of all material non-public information. It sets out guidance for determining material information and ensures proper (non-selective) disclosure and wide distribution of material information.

The Disclosure Committee consists of members of senior management including the Chief Financial Officer (“CFO”), who chairs it. This Committee reviews all annual and interim filings and oversees the timely public release of material information about the Bank. The CFO and General Counsel together decide what information is material and therefore publicly disclosed.

We have a rigorous attestation process to support the certifications by the CEO and the CFO on the adequacy of our financial disclosure. Our most senior executives must make representations (quarterly and annually) to our Chief Accountant. This includes declaring that any potentially material issues they know of have been escalated to the Chief Accountant under our financial governance processes. The representations are specific to the executive’s area of responsibility.

Our Shareholder Engagement Policy encourages open dialogue and the exchange of ideas with our Shareholders. We communicate with Shareholders and other stakeholders through various channels, including our annual report, management proxy circular, annual information form, Environmental, Social and Governance Report and Public Accountability Statement, Corporate Responsibility Report, quarterly reports, news releases, website, industry conferences and other meetings from time to time. In addition, our quarterly earnings call is open to all, and features a live webcast and question and answer period. We also hold our annual meeting of Shareholders at different locations across Canada, with a live webcast, so all our Shareholders can participate.

Feedback from institutional Shareholders comes from one-on-one or group meetings and from informal surveys by our Investor Relations department. Feedback from retail Shareholders usually comes by email or telephone. Our Investor Relations and Corporate Secretary’s departments reply promptly to Shareholder concerns and take appropriate action. The Board believes these procedures reflect best practices in Shareholder engagement.

To communicate directly with the Board, Shareholders can use the contact details below, in item XII., “Contacting our Board”.

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IX. Gender Diversity in Senior Management

As part of the Bank’s leading talent practices, we work to ensure diversity in our succession slates (which include 3 potential successors for every executive position), as well as in candidate slates for all open executive officer positions. To monitor our progress on the advancement of women and develop a healthy pipeline of female talent, we also:

•	Identify top talent and implement development plans for high-potential women
•	Monitor the number of women in senior leadership roles and those in the pipeline as emerging leaders at monthly talent roundtable meetings with senior leaders
•	Developed a sponsorship program connecting female talent with senior leaders to accelerate the development and advancement of high-potential women

In 2012, the Bank renewed its commitment to diversity and inclusion, revitalizing our strategy and creating representation goals for women across our company. Our current objective is to reach 40% representation of women in senior leadership positions (including the executive and managing director levels) by 2016. As of December 31, 2014, we were at 36%.

Our representation goals for women do not explicitly focus on our executive officer positions; however, our overall company goal creates a healthy feeder pool that supports planning and succession strategies at the most senior levels of the Bank. This focus allows us to ensure the continued growth of women among our senior leadership ranks. As of October 31, 2014, 1 out of 13 (or 7.7%) executive officer positions were held by women.

X. Compliance with NYSE Standards

We are required to disclose any significant differences between our governance practices and those required by NYSE standards for U.S. domestic issuers of which only one difference exists. The NYSE requires Shareholder approval for all equity compensation plans and any material changes to such plans (with a few limited exceptions). This applies whether the securities in a plan are newly issued or bought over the open market.

In contrast, the TSX rules, with which we have elected to comply, require Shareholder approval of equity compensation plans only if they involve newly issued securities. Additionally, the TSX requires Shareholder approval every three years of plans that do not have fixed limits of Shares to be issued. If a plan includes procedures for amendment, the TSX requires Shareholder approval of amendments only if the plan specifically requires that approval or if the amendment does any of the following:

•	reduces the exercise price or extends the term of options held by insiders under the plan
•	removes or exceeds limits on insider participation under the plan
•	increases any fixed limit on the number of securities to be issued under the plan
•	changes the amendment procedure of the plan

XI. Additional Governance Information

This statement refers to documents on our website at www.bmo.com/corporategovernance. Print copies are available to Shareholders free of charge who ask the Corporate Secretary’s department at:

Bank of Montreal

21st Floor, 1 First Canadian Place

Toronto, Ontario M5X 1A1

Telephone: (416) 867-6785 Fax: (416) 867-6793

Email: corp.secretary@bmo.com

Financial information about us is in our consolidated financial statements and management’s discussion and analysis for the fiscal year ended October 31, 2014. Copies of these are available from the Corporate Secretary’s department at the address above. This (and other information about the Bank) is available on our website, on SEDAR (System for Electronic Document Analysis and Retrieval) at www.sedar.com, and on the SEC website at http://www.sec.gov/info/edgar.shtml.

Documents available on our website or from our Corporate Secretary’s department include:

•	Our code of business conduct and ethics
•	The Board Mandate and charters for each of the Board’s committees

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•	Position descriptions for each of the Chairman, the committee chairs and the directors
•	Director Independence Standards
•	Statement of Corporate Governance Practices
•	Shareholder Engagement Policy
•	Board Diversity Policy
•	Environmental, Social and Governance Report and Public Accountability Statement

XII. Contacting our Board

Shareholders, employees and other interested parties may communicate directly with the Board through the Chairman, by writing to:

Chairman of the Board of Directors

BMO Financial Group

P.O. Box 1, First Canadian Place

100 King Street West

Toronto, Ontario M5X 1A1

Email: board.directors@bmo.com

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Board Mandate

The Board of the Bank is responsible for supervising the management of the business and affairs of the Bank. In carrying out these responsibilities and discharging its obligations, the Board will, either directly or through its committees, perform the duties set out in this Board of Directors’ Mandate and such other duties as necessary or appropriate, including:

1.  Culture of Integrity

1.1	approving and monitoring compliance with FirstPrinciples, the Bank’s code of business conduct and ethics; and
1.2	satisfying itself, to the extent feasible, as to the integrity of the Chief Executive Officer and other executive officers and that the Chief Executive Officer and other executive officers create a culture of integrity throughout the organization.

2.  Governance

2.1	providing stewardship and using its collective expertise, skills, experiences and competencies, to probe, provide proactive, timely, objective and thoughtful guidance to, and oversight of, senior management;
2.2	developing the Bank’s approach to corporate governance, including establishing and maintaining a set of corporate governance principles and guidelines;
2.3	establishing appropriate structures and procedures to allow the Board to function independently of management;
2.4	establishing Board committees, appointing Board committee chairs and approving their respective charters to assist the Board in carrying out its duties and responsibilities;
2.5	evaluating, on a regular basis, the Board, its committees and individual directors, and reviewing the size, composition and policies of the Board and its committees with a view to the effectiveness, contribution, skills and independence of the Board and its members;
2.6	approving the Bank’s Board Approval/Oversight Guidelines, which set out the roles and responsibilities of the Board and management; and
2.7	overseeing the process pursuant to which the Office of the Superintendent of Financial Institutions (“OSFI”) is to be promptly notified of any potential changes to the membership of the Board and senior management.

3.  Strategic Planning Process

3.1	overseeing the Bank’s strategic planning process and annually approving a strategic plan, which takes into account, among other things, the opportunities and risks of the Bank’s business, its risk appetite, emerging trends, and the competitive environment in the industry;
3.2	supervising the implementation and effectiveness of the Bank’s approved strategic and operating plans taking into consideration its risk appetite framework;
3.3	reviewing, approving and monitoring performance against the Bank’s financial objectives, plans and actions, including significant capital allocations and expenditures and the declaration of dividends; and
3.4	reviewing and approving all major initiatives, corporate decisions and transactions.

4.  Risk Management, Internal Controls and Organizational Structure

4.1	overseeing that processes are in place to identify the principal risks of the Bank’s businesses and requiring the implementation of appropriate systems to measure and manage these risks;
4.2	monitoring risk management activities for sufficient independence, status and visibility;
4.3	reviewing and approving at least annually significant policies and practices that require respect for, and compliance with, applicable legal, regulatory and internal requirements and obtaining reasonable assurance about the Bank’s compliance;
4.4	overseeing the Bank’s internal controls and management information systems and monitoring their integrity and effectiveness;
4.5	reviewing reports provided by management on the effectiveness of internal control over financial reporting; and
4.6	reviewing and approving at least annually the Bank’s organizational structure.

Bank of Montreal Management Proxy Circular	44

5.  Communications and Public Disclosure

5.1	reviewing and approving the Bank’s significant disclosure documents including financial statements;
5.2	approving the Bank’s disclosure policy that provides for timely and accurate disclosure to analysts, shareholders, employees and the public that meets all applicable legal and regulatory requirements and guidelines;
5.3	periodically assessing the Bank’s Shareholder Engagement Policy and monitoring feedback received from the Bank’s stakeholders; and
5.4	overseeing a process whereby shareholders and other stakeholders may communicate directly with the Bank’s independent directors through the Chairman of the Board by furnishing publicly available instructions in the Bank’s management proxy circular and/or on its website.

6.  Evaluation and Succession Planning

6.1	overseeing the Bank’s succession planning processes including the appointment, training, compensation and performance assessment of the Chairman of the Board, Board committee chairs, independent directors, the Chief Executive Officer and other senior executives as well as the heads of the oversight functions;
6.2	establishing annual performance expectations and corporate goals and objectives for the Chief Executive Officer, monitoring progress against those expectations and dismissing and replacing the Chief Executive Officer as necessary;
6.3	approving the selection criteria for new directors, nominating directors for election, appointing Board committee members, reviewing the independence of directors and overseeing the orientation and continuing education of new directors; and
6.4	establishing expectations and responsibilities of the Chairman of the Board, the Chief Executive Officer, the chairs of each committee of the Board and other directors, which includes the approval of the position descriptions for each of the foregoing.

7.   Definitions

“Bank” means Bank of Montreal and as the context requires, subsidiaries of the Bank.

“Board” means the Board of Directors of Bank of Montreal.

Indebtedness of Directors and Executive Officers

To the knowledge of the Bank, as at January 31, 2015, and other than “routine indebtedness” (as such term is defined in securities legislation) and as set out below, there was no outstanding indebtedness to the Bank or its subsidiaries incurred by current and former directors, director nominees, executive officers and employees of the Bank and its subsidiaries and their respective associates, and there was no outstanding indebtedness incurred by any of such individuals to another entity that was the subject of a guarantee, support agreement, letter of credit or other similar agreement or undertaking provided by the Bank or its subsidiaries.

We do not make personal loans to our directors and executive officers, as the United States Sarbanes-Oxley Act of 2002 defines these terms, except if the loans meet the requirements of this law. We are not required to disclose routine indebtedness as Canadian securities laws define it.

The following table presents the indebtedness of each individual who is, or was during the most recently completed fiscal year, a director or executive officer of the Bank, each proposed nominee for election as a director of the Bank, and each associate of any such person, except for routine indebtedness as defined in securities legislation and indebtedness that has been entirely repaid at the date of this circular.

45	Bank of Montreal Management Proxy Circular

Name and principal position	Involvement of Bank or Subsidiary	Largest amount outstanding during fiscal year ended October 31, 2014 ($)	Amount outstanding as at January 31, 2015 ($)	Financially assisted securities purchases during fiscal year ended October 31, 2014	Amount forgiven during fiscal year ended October 31, 2014 ($)
Joanna Rotenberg Chief Marketing Officer and Head of Strategy	Bank of Montreal (lender)	$990,632.50	$572,100.45 (a)	—	0
Cameron Fowler Group Head Canadian Personal & Commercial Banking	Bank of Montreal (lender)	$3,745,332.14	$3,536,658.38 (b)	—	0

(a)	Mortgage loan secured by principal residence, with a five year term from June 2011, and bearing interest at a variable rate of prime minus 0.90%.
(b)	Comprised of a mortgage loan of $2,014,448.28 secured by residence, with a five year term from October 2014, and bearing interest at a fixed rate of 2.89%; a mortgage loan of $1,183,869.93 secured by property, with a five year term from January 2013, and bearing interest at a fixed rate of 2.99%; and a home owner’s line of credit of $338, 340.17 from August 2011, and bearing interest at a variable rate of BMO’s Homeowner’s Line of Credit Base Rate minus 1.5% (a variable rate which is currently equivalent to prime plus 0.50%).

Total Indebtedness

The following table shows the aggregate indebtedness outstanding at January 31, 2015 to the Bank or its subsidiaries incurred by current and former directors, executive officers and employees of the Bank and its subsidiaries. This amount excludes “routine indebtedness” as such term is defined in securities legislation.

Purpose	To us or our subsidiaries ($)
Other	$38,529,145

Directors’ and Officers’ Insurance

The Bank has purchased, at its expense, directors’ and officers’ liability insurance for the Bank and its subsidiaries. The insurance covers individual directors and officers in circumstances where the Bank does not, or is not permitted, to indemnify its directors and officers for their acts and omissions. This policy has a limit of $300,000,000 per policy year, no deductible and the annual premium is approximately $1.45 million.

Normal Course Issuer Bid

On January 26, 2015, we announced a new normal course issuer bid, commencing on February 1, 2015, and ending on January 31, 2016, under which we may repurchase for cancellation up to 15 million Shares, representing approximately 2.3% of the “public float” (as defined by the TSX) of our Shares. Shareholders may obtain a copy of the notice filed with the TSX, without charge, by contacting us at:

Bank of Montreal

Corporate Secretary’s Department

100 King Street West

1 First Canadian Place, 21st Floor

Toronto, Ontario

Canada M5X 1A1

Telephone:	416-867-6785
Fax:	416-867-6793
Email:	corp.secretary@bmo.com

Bank of Montreal Management Proxy Circular	46

Shareholder Proposals

Mouvement d’Éducation et de Défense des Actionnaires (MÉDAC), 82 Sherbrooke Street West, Montreal, Québec, H2X 1X3 has submitted three proposals. An English translation of these proposals and MÉDAC’s supporting comments are set out in full, in italics, below:

Proposal No. 1

Report on Compensation

It is proposed that the Bank implement a policy regarding the compensation of its executives that provides for the use, each year, of the equity ratio as a compensation benchmark in order to assure shareholders that its executive compensation strategy is fair and equitable.

After analyzing management proxy circulars, we came to the conclusion that the process of determining executive compensation depends highly on horizontal benchmarking with peers in so-called “similar” businesses. Such process leads to a continuous compensation escalation because it leads to an increase each time a business grants a compensation higher than its group median. Several observers of sound governance practices denounced the almost exclusive use of such process. This creates a growing discrepancy between the most senior officer’s compensation and the average compensation of an employee, leading to injustice within the company and malfunction of the economy, as fewer workers have the purchasing power to buy what is produced by the economy – which is one of the factors explaining the recent financial crisis.

As Yvan Allaire wrote:

[Translation] “Previously, compensation systems were conceived in a spirit of internal equity and not on the basis of a supposedly ‘talent’ market. We must reintroduce forms of compensation that foster and protect solidarity, mutual trust and a feeling of equity in and about the company, give the members of the organization the sense of ‘being all in the same boat’ and encourage them to share a long term vision for the company1.”

Being aware of the concerns raised by such process, the six major Canadian banks retained Meridian, a compensation consulting firm, to analyze this matter and make recommendations. While it considers horizontal benchmarking relevant, this firm suggested the following:

“While vertical benchmarking is unlikely to be sufficient as a primary basis for setting executive compensation, it can provide important context for a Committee, particularly in assessing trends in pay disparity2.”

Taking into consideration the benefits of comparing the executive compensation with the compensation of other employees of the Bank, we propose that the Bank policy provides for the systematic use of the equity ratio, i.e. the ratio between the chief executive officer’s compensation and the median income of the Bank’s employees.

THE BOARD OF DIRECTORS RECOMMENDS THAT SHAREHOLDERS VOTE AGAINST THIS PROPOSAL BECAUSE ADOPTING SUCH A POLICY IS UNNECESSARY.

Peer benchmarking is one element, among others, used by the Bank in setting appropriate executive compensation. To benchmark competitive pay more broadly, the Bank also takes into account general industry survey data for roles not specific to the industry, the compensation practices for CEOs at companies listed on the TSX 60 with similar market capitalizations, the vertical pay ratio of CEO pay to other employees of the Bank, as well as the independent view of an outside compensation advisor on global trends, best practices, BMO’s executive compensation program and the Human Resources Committee’s compensation decisions.

[1]	http://www.lesaffaires.com/blogues/yvan-allaire/le-noeud-gordien-de-la-remuneration-des-dirigeants/544879 [available in French only]
[2]	http://www.td.com/document/PDF/corporateresponsibility/Canadian-Banks-Horizontal-Benchmarking.pdf

47	Bank of Montreal Management Proxy Circular

In 2012, NEI Investments of Vancouver, British Columbia, and Mr. William Davis of Toronto, Ontario withdrew a co-filed proposal requesting that the Board’s Human Resources Committee provide a report to shareholders assessing the risks and results of basing senior executive compensation on horizontal comparison with peer companies, and discussing the potential to integrate vertical comparison metrics, such as average employee compensation, in its approach to setting total compensation. The proposal was withdrawn in light of the Bank’s commitment to explore the issues raised in the proposal and to advise the proponents periodically on the progress of the review. A report analyzing the issue was issued publicly in December 2013 (see http://www.meridiancp.com/insights/review-of-horizontal-benchmarking-and-its-impact-on-ceo-compensation-and-pay-disparity/) and was summarized on page 65 of the Bank’s management proxy circular dated February 25, 2014, as follows:

“In respect of a Shareholder proposal last year, BMO and the five other major Canadian banks commissioned Meridian Compensation Partners, an independent compensation consultant, to prepare a report on benchmarking and its impact on CEO compensation and pay disparity. Meridian looked at both horizontal benchmarking (benchmarking against peer companies) and vertical benchmarking (assessing the pay of employees as a percentage of CEO or executive compensation). The report, published in December 2013 at www.meridiancp.com, concluded that there is no compelling evidence that horizontal benchmarking results in excessive pay and that, when used properly, it provides proper context and is an effective input to executive pay.

Management later retained Meridian to review BMO’s benchmarking practices based on the report.

Meridian assessed BMO’s programs and practices in two categories:

•

Horizontal benchmarking practices: choosing the right peer group, making sure market data is accurate, making target compensation appropriate, evaluating pay in the context of broader BMO pay decisions and using peer benchmarking as only one element when setting executive pay.

•

Governance practices: oversight of an independent and qualified board, effective succession planning, incentive pay based on performance, independent advice, effective Shareholder communication and engagement on executive compensation, as evidenced by “say-on-pay” voting results.

Meridian concluded that BMO’s horizontal benchmarking programs and practices are sound and meet all of the recommendations for good benchmarking practices and good governance consistent with committee direction.”

The Board is satisfied with the methodology it follows in respect of setting executive compensation.

For these reasons, the Board recommends voting against this proposal.

Bank of Montreal Management Proxy Circular	48

Proposal No. 2

Stock Options

It is proposed that the Board of Directors abolish, over a period of five years, stock options as a means of compensation and replace them with a form of compensation focused on the institution’s long term performance.

From the outset, let us mention that in the middle of the last century, the academic literature referred to the executive compensation mainly as a salary and approached incentive compensation very carefully.

“In mid-twentieth-century business articles and textbooks, one finds references to executive ‘salaries’; mention of incentives (in cash, stock, or options) is an exception. As a management professor stated in 1951, ‘It is usually unwise to have a large proportion of executive pay consist of incentives.’3.”

Variable compensation developed from the 1980’s onwards, and stock options or any other stock based compensation played an increasingly important role among the tools used to set executive compensation. In a generally booming stock market, such form of compensation surely contributed to a constant compensation increase. Moreover, as described by Professor Yvan Allaire in the document entitled Pay for Value: Cutting the Gordian Knot of Executive Compensation:

“They [the stock options] tend to reward ‘luck’ as much as performance; a booming stock market lifts all boats; unless the exercise prices of stock options are indexed to some stock market index (a rare practice that raises some thorny issues), ‘lucky’ executives who happen to live through one of these recurring phases of stock market exuberance will become very rich; those who happen to spend a good deal of their career when stock markets are in doldrums will not be so lucky4.”

Finally, one can certainly question the need to give such weight to variable compensation, as it promotes excessive risk taking and was pushed forward by many as one of the factors explaining the most recent financial crisis:

“Risk-taking incentives provided by incentive compensation arrangements in the financial services industry were a contributing factor to the financial crisis that began in 20075”.

Since, as NEI Investments wrote, “[s]tock options are complex, susceptible to manipulation and have the effect of excessively rewarding executives on the basis of a single and questionable performance metric6”, we propose that stock options be gradually abolished.

THE BOARD OF DIRECTORS RECOMMENDS THAT SHAREHOLDERS VOTE AGAINST THIS PROPOSAL BECAUSE STOCK OPTIONS ARE AN EFFECTIVE COMPONENT OF BMO’S EXECUTIVE COMPENSATION PROGRAM.

MÉDAC submitted a similar proposal last year and the Bank’s position in respect of the use of stock options has not changed. The Bank’s executive compensation program is designed to attract, motivate and retain talent in a competitive marketplace and to encourage high performance over the long-term. The program presents a balanced mix of fixed and variable compensation. Variable

[3]	LORSCH, J. and R. KHURANA. 2010. The Pay Problem. May-June 2010. Harvard Magazine. http://harvardmagazine.com/2010/05/the-pay-problem
[4]	ALLAIRE, Y. Pay for Value: Cutting the Gordian Knot of Executive Compensation, IGOPP, p. 41
[5]	Board of Governors of the Federal Reserve System. Incentive Compensation Practices: A Report on the Horizontal Review of Practices at Large Banking Institutions. October 2011, p. 1.

http://www.federalreserve.gov/publications/other-reports/files/incentive-compensation-practices-report-201110.pdf

[6]	Crisis, What Crisis? – Executive Compensation in the 21st Century, NEI Investments

https://www.neiinvestments.com/Documents/Research/Exec_Comp_English_Final.pdf

49	Bank of Montreal Management Proxy Circular

compensation, which comprises 54% to 86% of target total compensation, is made up of various short-, mid- and long-term incentives. Short- and mid-term incentives take the form of cash and restricted share units. Long-term incentives take the form of deferred share units and stock options. The mix of variable incentives is adjusted according to the ability of a particular executive to influence business results over the short- (1 year), mid- (3 years) and long-term (10 years). Under the program, long-term incentives are used to encourage alignment between shareholder interests and executive management, to reinforce strategic decision-making and to ensure prudent risk-taking, all in the context of achieving the Bank’s long-term business objectives.

Each year the Board reviews and approves the Bank’s executive compensation program. Over the past several years the Board has reduced the use of stock options. For 2014, the Board further reduced the use of stock options – they were granted only to executive and senior vice-presidents; vice-presidents are no longer eligible to receive stock options. Moreover, stock options have been reduced to no more than 10% of variable compensation for those who remain eligible to receive them. The Board continues to recognise the benefits of stock options as a long-term incentive and expects they will remain a component, albeit more limited, of the Bank’s executive compensation program.

For these reasons, the Board recommends voting against this proposal.

Proposal No. 3

Business Practices related to Credit Cards and Corporate Responsibility

It is proposed that the Bank disclose, at the next annual meeting, the policy it intends to adopt in order to avoid being sued again for abusive business and pricing practices within the credit card market.

In 2003, Option consommateurs instituted proceedings against 12 banks, including the Bank of Montreal, complaining that the credit limit of several credit cards had been increased without customers requesting it, that the customers did not benefit from a 21-day grace period before being charged credit fees, that they paid fees for exceeding their credit limit and that they paid charges for cash advances.

Although no decision has been rendered yet regarding the proceedings instituted against the Bank, we are concerned about the consequences of such proceedings for its image and reputation as well as for the shareholders that we represent. Let us recall that for the same proceedings, the Royal Bank and the Bank of America Canada agreed to pay indemnities of $37.5 million to settle the dispute.

Regarding credit cards and the policy of banks on this matter, we wish to draw your attention to the interest rates that consumers of such a product, who are often low-incomed, have to pay. In a social context where the gap between the richest and poorest is an issue that is increasingly raised, such rates and credit card practices can hardly be justified. Such practices can question the legitimacy of operation of the Bank, and the Board of Directors must ensure that all policies are in place to maintain it. This is one aspect of financial institutions’ corporate responsibility that warrants attention and change.

THE BOARD OF DIRECTORS RECOMMENDS THAT SHAREHOLDERS VOTE AGAINST THIS PROPOSAL BECAUSE THE BANK HAS MANY POLICIES AND PROCEDURES IN PLACE TO ENSURE COMPLIANCE WITH APPLICABLE LEGISLATION, INCLUDING IN RESPECT OF ITS CREDIT CARD BUSINESS.

The Bank has a rigorous legal and regulatory compliance management framework designed to ensure that it complies with all applicable laws. The framework includes a code of conduct that is the basis for fostering a culture of integrity and trust and that guides the values and expected behaviours of all employees. In the ordinary course of business and despite our best efforts, however, the Bank is sometimes subject to litigation.

In this instance, the Bank was defending class actions brought by consumers who claimed that the practices in question were not compliant with Quebec’s provincial consumer protection legislation. The Bank has since settled these class actions for $5.3 million, with no admission of wrongdoing; it remains the fact that the Bank’s practices were, at all times, compliant with federal law.

Bank of Montreal Management Proxy Circular	50

Whether the specific provisions of provincial law in question were found to also apply to the Bank’s business is no longer an issue, given the settlement.

With respect to our policies on credit cards, for those who pay their credit card balances in full monthly, the rolling 30 days of credit a credit card provides is virtually free. For those who carry a balance, the associated interest is, across the industry, significantly higher than a customer would pay for a loan that is designed to be outstanding for a period of time. As such, if a customer seeks longer term credit, other products might be more suitable. Our bankers are available to help our customers make informed decisions based on the available options and our customers’ needs and qualifications. In addition to helping our customers make informed decisions about credit, we have programs in place to assist our more vulnerable customers to have low-cost basic banking available to them. This includes low- or no-cost chequing and savings accounts, and the waiver of certain fees for charges for some customers.

For these reasons, the Board recommends voting against this proposal.

51	Bank of Montreal Management Proxy Circular

Compensation Discussion and Analysis

Bank of Montreal’s strategic priorities are to:

1.	Achieve industry-leading customer loyalty by delivering on our brand promise.
2.	Enhance productivity to drive performance and Shareholder value.
3.	Leverage our consolidated North American platform to deliver quality earnings growth.
4.	Expand strategically in select global markets to create future growth.
5.	Ensure our strength in risk management underpins everything we do for our customers.

This section of the circular describes how BMO’s compensation policies and structure support these priorities.

Message from the Chair of the Human Resources Committee

One of the major responsibilities of the Human Resources Committee is to design compensation programs that align pay with performance, operate within the Bank’s risk appetite, help the Bank achieve its goals and are in the best interests of Shareholders. This Compensation Discussion and Analysis explains our approach to setting compensation targets for our Senior Executives, how we pay for performance, and the compensation decisions we reached.

Another good year

The Board is pleased with the Bank’s performance in 2014. Although performance was slightly below a plan considered challenging, it still surpassed record highs of 2013, and was competitive against peers.

These results are a reflection of BMO’s focused execution on its strategic priorities as well as the benefits of a diversified business model:

•

Large scale North American commercial banking platform – Canadian P&C Banking had strong earnings growth this year and net income at record levels. P&C Banking in the U.S. continued to expand its business and capabilities and exceeded its customer satisfaction targets for the second year in a row.

•

Successful Wealth Management business with strong growth opportunities in North America and select global markets – Wealth Management had adjusted earnings of over $800 million this year and completed its acquisition of F&C Asset Management.

•

Well-regarded Capital Markets franchise that continues to earn leading market share in Canada with a growing and profitable market share in the U.S. – BMO Capital Markets had strong return on equity this year and made good progress in its development of a fully integrated North American investment banking business.

Although it did not meet its operating leverage objective this year due to higher than planned expenses, the Bank made progress on a range of productivity initiatives that should yield benefits in 2015 and beyond. It also refreshed its brand across North America this year – an investment designed to help build and maintain industry-leading customer loyalty over time, and ultimately increase market share and drive revenue growth.

BMO also ended the year with a strong capital position, providing flexibility to balance growth opportunities with the return of capital to Shareholders to maximize long-term value.

Bank of Montreal Management Proxy Circular	52

These results are a reflection of the Bank’s well-executed growth strategy, and the benefits of a diversified business model.

2014 results (a)

Reported net income: $4.3 billion (up 3%)

Adjusted net income: $4.5 billion (up 5%)

Reported earnings per share: $6.41 (up 4%)

Adjusted earnings per share: $6.59 (up 6%)

Reported revenue: $16.7 billion (up 4%)

Adjusted revenue: $16.7 billion (up 9%)

Reported return on equity: 14.0% (down 90 basis points)

Adjusted return on equity: 14.4% (down 60 basis points)

3-year TSR: 16.7% annualized

1-year TSR: 17.1%

(a)	Adjusted results are non-GAAP and are discussed in the Non-GAAP Measures section on page 32, and on page 52 of BMO’s 2014 Annual Report.

2014 performance and awards

Compensation at BMO is primarily determined by actual performance against financial goals that are directly linked to the Bank’s strategic objectives.

We continued to set challenging financial targets this year, and while performance was better than 2013 and was competitive relative to peers, the Bank performed slightly below these ambitious targets.

Turn to page 77 for a detailed discussion of results against targets and the effect this had on our decisions about compensation this year. Decisions for each of the Named Executive Officers start on page 81.

The Committee assessed Mr. Downe’s performance and is pleased with the progress the Bank has made this year under his guidance, and with the leadership he has continued to provide. Mr. Downe is the most experienced CEO of a major bank in Canada, and this year made great progress in not only steering the Bank to year-over-year improved performance, but also in developing the next generation of leaders at BMO, ensuring the Bank has a solid, diverse team of executives to keep it strong and growing in the years to come.

Last year, we increased Mr. Downe’s compensation target for 2014 to recognize his excellent leadership, strategic vision and seasoned judgment, and also to bring his compensation in line with the market.

Based on the Bank’s results this year, Mr. Downe’s 2014 compensation was calculated at slightly below his new target. The Human Resources Committee reviewed other financial and non-financial considerations and recommended to the Board a lower amount than was calculated by the formula. Mr. Downe’s total direct compensation for 2014 is therefore 6% below his compensation target, and 5% higher than 2013.

	2014 Total direct compensation	Change from 2013	Compared to target compensation
W.A. Downe	$9,944,979	+5%	-6%

You can read about Mr. Downe’s 2014 compensation in detail starting on page 81.

53	Bank of Montreal Management Proxy Circular

Linking pay to performance

2014 CEO compensation continued to align pay with Shareholder interests. To demonstrate this, the Bank carried out a study again this year to analyze historical one-year, three-year and five-year TSR for the five largest Canadian banks. The study, which was reviewed by the Bank’s independent advisor, confirmed that our CEO’s compensation continues to be appropriately aligned with the performance of the overall Bank.

The chart below shows five-year CEO realizable pay relative to five-year TSR. The chart is for 2009 to 2013 only, because 2014 peer compensation data was not available at the time of the analysis.

BMO’s TSR over five years ranked first among our peers, and the CEO’s realizable pay over the same period ranked fifth. Similar to last year, the Bank’s independent advisor noted that Mr. Downe’s realizable pay was below that of the other CEOs mainly due to his historical target pay and his challenging performance targets. Given BMO’s strong TSR, the gap in realizable pay between BMO and its peers continues to get smaller.

Company	Annualized TSR	Annualized realizable pay (a)
Bank of Montreal	17.0%	$11.2 million
Peer A	13.0%	$13.6 million
Peer B	15.2%	$17.9 million
Peer C	15.8%	$11.4 million
Peer D	14.2%	$14.0 million

(a)	Annualized realizable pay is one-fifth of total realizable pay over the five-year period. Realizable pay is aggregate base salary plus the annual incentive actually earned over the five-year period and, for equity granted during the five-year period, the value on settlement of the award plus, for awards which had not settled, the value of restricted share units with no dividend accumulation, the value of voluntarily deferred share units at their original grant value, the value of in-the-money stock options, and estimated value of payouts of performance share units assuming target payouts. Since realizable pay looks at the actual or estimated value of compensation after it is awarded, it is an appropriate method for assessing the impact of performance on our compensation decisions. Realizable pay is calculated before deducting compensation the CEO returned to the Bank.

Effective oversight

Compensation governance, oversight and risk management mechanisms are sound and effective, and the Committee has the experience necessary to make executive compensation decisions that reinforce the Bank’s strategy and are in the best interest of Shareholders.

We have a formal process for overseeing BMO’s compensation policies and practices. This includes receiving advice from an independent consultant, and working with two management committees that are actively involved in reviewing compensation design and the annual compensation decision-making process, which includes assessing risk and other control function inputs (see page 58 for information about these committees).

Our compensation programs are aligned with the Financial Stability Board’s Principles for Sound Compensation Practices and the requirements of OSFI and of other jurisdictions. In the United States, our programs are aligned with the principles of the U.S. Federal Reserve’s Guidance on Sound Incentive Compensation Policies.

Turn to pages 58 and 59 for more about the Committee, our experience and our approach to managing risk.

Disciplined approach

Our four compensation principles are important for driving the Bank’s success and improving Shareholder value:

•	attract and retain executive talent
•	encourage a long-term view to increase Shareholder value

Bank of Montreal Management Proxy Circular	54

•	link compensation to Bank performance
•	align with prudent risk-taking

The Committee’s role is to make sure compensation is directly linked to the achievement of the Bank’s goals – that executives are paid more when performance against goals is strong, and less when performance is down – without encouraging excessive or inappropriate risk-taking. We do this by giving a significant weight to variable and deferred compensation.

We evaluate our compensation program every year, and make enhancements to strengthen the alignment between pay and performance and reduce risk. You can read about these on page 74.

Turn to pages 69 to 73 for more about our process, and how we link compensation to the achievement of our strategic priorities.

Positioned for growth

The Committee is confident in the leadership of the Bank. Mr. Downe is a proven leader who has built a strong executive team. BMO has an advantaged business mix, geographic diversification, and an engaged group of employees with a deeply ingrained commitment to our customers – an organization well positioned for growth.

On behalf of the Committee, I would also like to thank Tom Milroy, who retired on February 1, 2015, for his exemplary leadership as head of BMO Capital Markets, and to welcome Darryl White, who was appointed to that role on November 1, 2014.

The Committee is satisfied with the results of this year’s compensation decisions. We believe that compensation is effectively aligned with performance, Shareholder interests and our peers, and this has been confirmed year over year by good feedback from you, our Shareholders, and from our “say-on-pay” results.

We are confident that the 2014 compensation awards, and the measures they were based on, are an appropriate reflection of the year’s achievements.

Ron Farmer

Chair

55	Bank of Montreal Management Proxy Circular

What’s inside

Use this guide to find the key compensation and governance practices BMO uses to effectively link Bank results, compensation for executives and financial returns to Shareholders, without encouraging excessive or inappropriate risk-taking.

Compensation Governance and Oversight	57
Oversight by qualified, independent directors	57
Risk and compensation formally aligned	58
Advice from independent compensation experts	58

BMO’s Approach to Executive Compensation	60
Attract and retain executive talent
Best practices used to identify peer groups for setting competitive compensation targets	61

Long-term focus
A significant portion of compensation is deferred, at risk, and linked to share price, encouraging a long-term view of Shareholder value	65
Executives have share ownership requirements that apply to the CEO and Senior Executive post-retirement	66

Pay-for-performance
Compensation linked to Bank performance and strategic objectives, and aligned with our risk appetite framework	67
A disciplined process to make annual compensation decisions	69
Incentive plan pool funding based on performance against Bank and operating group targets, as well as performance compared to our peers	70
An appropriate risk-assessment before incentive pools are finalized	71
Risk performance metrics included in pool funding, along with provisions for credit, market, liquidity and other risks	71
Individual performance assessments include consideration of the implementation of risk controls	73
Cap on funding for incentive plan awards	72

Prudent risk-taking
Compensation plan design tested against FSB Principles and Standards	74
Clawback and forfeiture provisions ensure compensation paid or awarded is considered in case of financial restatement, significant loss or misconduct	75
Control function performance and variable compensation assessed separately from the performance of the businesses they support	75
Double-trigger change of controls prevents accelerated vesting of equity unless there is a termination of employment	75
Personal hedging not permitted	76

2014 Results and Compensation	77
2014 Compensation for the Named Executive Officers	81
Executive Compensation Tables	92

Other Information	98

Additional Disclosure	102

Bank of Montreal Management Proxy Circular	56

Compensation Governance and Oversight

The Human Resources Committee of the Board (the “Committee”) establishes and oversees the Bank’s compensation plans.

Six independent directors sit on the Committee. The average tenure is five years. See pages 11 to 19 for the directors’ biographies, and pages 30 and 31 for more information about the Committee and its activities in 2014.

All of the Committee members meet the New York Stock Exchange requirements for compensation committee independence, established in 2013.

On the Committee since
Ronald H. Farmer (Committee chair)	2003
Robert M. Astley	2004
George A. Cope	2010
Dr. Martha Piper (also a member 2006-2011)	2014
J. Robert S. Prichard (Chairman of the Board) (also a member 2000-2010)	2012
Don M. Wilson III	2009

Qualified directors

Committee members are required to have, or to acquire within a reasonable period of time after being appointed, a thorough understanding of issues relating to human resources and compensation so that the Committee has the expertise it needs to carry out its mandate.

Four of the members have gained experience in human resources and compensation by serving as chief executive officer (or equivalent) of a major organization. Four have experience serving on the compensation committees of other public companies.

The Governance and Nominating Committee looks at the mix of skills and experience of the directors on the Committee every year to make sure it remains appropriate. The table below shows the experience of the current members.

Number of Committee members with specific experience or expertise
Human resources experience Experience with benefit, pension and compensation programs (in particular, executive compensation)	5 of 6
Risk management experience Knowledge and experience with internal risk controls, risk assessments and reporting	4 of 6
Executive leadership experience Experience as a senior executive/officer of a public company or major organization	6 of 6

New for 2014

The Board made two changes to the Human Resources Committee this year:

•	Ronald H. Farmer took over as Committee chair. Mr. Farmer has served on the Committee since 2003. He also sits on the Talent & Compensation Committee at Valeant Pharmaceuticals.
•

Dr. Martha Piper rejoined the Committee, replacing Christine Edwards. Dr. Piper had served on the Committee from 2006 to 2011. In addition to having considerable executive leadership and human resources experience, Dr. Piper sits on the Human Resources Committee at TransAlta Corporation and is the Chair of the Compensation Committee at Shoppers Drug Mart.

You can read more about these directors in their biographies starting on page 11.

57	Bank of Montreal Management Proxy Circular

Supporting a culture of prudent risk-taking

One of BMO’s strategic priorities is to ensure its strength in risk management underpins everything it does for its customers. This philosophy also applies to the Bank’s executive compensation program, and the directors on the Human Resources Committee are chosen in part for their knowledge of risk management.

Four members of the Committee also sit on the Risk Review Committee. Mr. Wilson, who sits on both committees, is the chair of the Risk Review Committee and has significant experience in financial institution risk management.

The Committee has a formal process for overseeing BMO’s compensation policies and practices. It works with two management committees that are actively involved in reviewing compensation design and the annual compensation decision-making process, which includes assessing risk and other control function inputs:

•

The Enterprise Compensation Oversight Committee, established in 2011, includes the BMO Chief Risk Officer, Chief Financial Officer, Chief Compliance Officer and senior leaders from Human Resources, along with the Chief Auditor, Chief Anti-Money Laundering Officer and General Counsel as observers. It met 7 times in 2014.

•

The U.S. Compensation Oversight Committee, established in 2012, includes the U.S. heads of Risk Management, Finance, Compliance, Human Resources and the U.S. Country Head, along with BMO’s head of compensation programs and the U.S. Chief Auditor and Chief Anti-Money Laundering Officer as observers. The committee met 8 times in 2014.

BMO’s compensation programs are aligned with:

•	Principles for Sound Compensation Practices, issued by the Financial Stability Board (“FSB Principles”)
•	the requirements of OSFI
•	the principles of the U.S. Federal Reserve’s Guidance on Sound Incentive Compensation Policies, (“FRB Guidance”)
•	International guidelines for financial institution compensation policies and practices in the jurisdictions we work in, including China, Hong Kong, Ireland and the United Kingdom.

The Committee is satisfied that:

•	BMO’s compensation policies and practices do not encourage any Named Executive Officer (“NEO”) or employee to take inappropriate or excessive risks.
•	No risks have been identified in the Bank’s compensation policies and practices that are reasonably likely to have a material adverse effect on the Bank.

Global Governance Advisors (“GGA”) carried out a third-party review of the Bank’s material compensation plans in 2014 and reported that BMO continues to be a leader in compliance with FSB Principles, OSFI requirements and FRB Guidance. As part of its review, GGA:

•	assessed plan changes against the FSB Principles and FRB Guidance
•	performed stress testing and back testing, payout curve analysis, extensive scenario analysis, and volatility analysis of BMO and business unit results
•	assessed the compensation design process

Independent advice

The Committee works with an outside compensation advisor every year to get an independent view of global trends, best practices, BMO’s executive compensation program and compensation decisions. The Committee takes the information and recommendations the advisor provides into consideration, but also considers other factors, and is ultimately responsible for its own decisions.

Pay Governance LLC, an independent and unaffiliated executive compensation advisory firm, has been the Committee’s exclusive advisor on compensation issues since 2008. Pay Governance does not do any work for management.

Testing for independence

To make sure the advisor remains independent, the Committee:

•	reviews the advisor’s independence every year

Bank of Montreal Management Proxy Circular	58

•	sets the advisor’s mandate and fees
•	requires the advisor to get written approval from the Committee chair if, from time to time, the advisor is called upon to provide services to management
•	does not approve work that, in the Committee’s view, could compromise the advisor’s independence
•	discloses all work done by, and fees paid to, the advisor in the annual management proxy circular.

It also reviewed the advisor’s independence against the Securities and Exchange Commission’s six requirements for independence, established in 2013, and has confirmed that the advisor:

•	does not provide other services to BMO
•	has effective policies and procedures to prevent conflicts of interest
•	has no business or personal relationships with a Committee member
•	has no business or personal relationships with an executive officer of BMO
•	does not own BMO stock
•	bills fees to BMO that are within an acceptable range of, and make up only a small percentage of, its total revenues.

Pay Governance fees

In 2014, Pay Governance received US$276,208 for the following committee-related work:

•	updates on emerging executive compensation and global regulatory trends, best practices and senior executive compensation benchmarking
•	independent review and advice on the executive compensation program, CEO compensation and the CEO’s compensation recommendations for the senior executives
•	management proxy circular review
•	regular participation in Human Resources Committee meetings, including time with individual Committee members.

	Billed in 2014	Billed in 2013
Executive compensation—related fees	US$276,208	US$247,733
All other fees	$0	$0

59	Bank of Montreal Management Proxy Circular

BMO’s Approach to Executive Compensation

The Board believes that executive compensation programs are important tools in driving the Bank’s success and improving Shareholder value.

The Committee has structured the program to support BMO’s vision and strategic priorities, and give executives a significant personal financial stake in the long-term growth and health of the organization.

Bank results, compensation for executives, and financial returns to Shareholders are all strongly connected in a way that does not encourage or reward inappropriate risk-taking.

The executive compensation program has four core principles:

•	Attract and retain executive talent
•	Encourage a long-term view to increase Shareholder value
•	Link compensation to Bank performance
•	Align with prudent risk-taking

New in 2014

The Committee made the following changes to the 2014 executive incentive plan:

•	introduced a cap on cash bonuses for all executives of 150% of target (see page 73)
•

made the short-term incentive plan performance metrics consistent for Canadian and U.S. P&C, in line with our strategic priority of leveraging our consolidated North American platform to drive greater quality of earnings (see page 72)

•	gave equal weighting to absolute and relative performance granting measures in the mid- and long-term incentive plans – 50% relative TSR and 50% operating group results versus plan.
•	continued to reduce the use of stock options, to manage risk and respond to market practices:
•	in 2013, reduced stock options to 15% of total variable compensation for certain senior roles
•

in 2014, eliminated stock options for Vice-Presidents, and reduced stock options for Senior Vice-Presidents and above to 10% of total variable compensation. The amount formerly allocated to options was allocated to other forms of equity compensation based on executive level (see page 65)

•	extended our clawback provisions to include stock options (see page 75).

New for 2015

•

We will be replacing restricted share units (“RSUs”) with performance share units (“PSUs”) in the mid-term incentive plan for all Senior Executives, to better align our plans with performance, and to enhance the link between pay and performance on our incentives.

Bank of Montreal Management Proxy Circular	60

Attract and retain executive talent

BMO’s executive compensation program is designed to attract, retain and motivate the top talent that will achieve the Bank’s strategy.

Compensation in line with our peers

The Committee assesses the competitiveness of its compensation program by comparing it to two groups: a Canadian peer group of the four other largest Canadian banks for Canadian-based executives, and a U.S. peer group of seven regional mid-sized banks for U.S.-based executives. It also uses general industry surveys for non-industry specific roles to benchmark competitive pay more broadly.

For the CEO, the Committee primarily reviews the Canadian bank competitors and as secondary information considers Canadian-based insurance companies. For added calibration and a broader scope, the Committee also looks at the compensation practices of companies listed on the TSX 60 with similar market capitalizations, selected U.S. financial firms of similar size and scope, and the ratio of CEO pay to other employees of the Bank, as well as other factors.

	Peer companies	Why they are included
CEO

Primary

Bank of Nova Scotia

Canadian Imperial Bank of Commerce

Royal Bank of Canada

Toronto-Dominion Bank

Also reviewed for secondary consideration

National Bank of Canada

Manulife Financial

Sun Life Financial

Great-West Life Assurance Company

BB&T Corporation

Bank of New York Mellon

Fifth Third Bancorp

KeyCorp

The PNC Financial Service Group Inc.

Regions Financial

SunTrust Banks, Inc.

U.S. Bancorp

Canadian banks are direct competitors and share many of BMO’s economic and business challenges.

Select Canadian and U.S. financial firms are also reviewed as secondary considerations to provide additional context to the Committee when making decisions about CEO compensation.

Canadian–based executives and senior executives

Bank of Nova Scotia

Canadian Imperial Bank of Commerce

Royal Bank of Canada

Toronto-Dominion Bank

National Bank of Canada

Manulife Financial

Sun Life Financial

Great-West Life Assurance Company

The Committee also reviews general industry compensation surveys for non-industry specific roles to benchmark competitive pay more broadly.

Canadian banks are direct competitors and share many of BMO’s economic and business challenges. .

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	Peer companies	Why they are included
U.S.–based executives and senior executives	BB&T Corporation Bank of New York Mellon Fifth Third Bancorp Huntington Bancshares Inc. KeyCorp M&T Financial The PNC Financial Service Group Inc. Regions Financial SunTrust Banks, Inc. U.S. Bancorp	These U.S. banks are all publicly traded and are comparable to BMO’s U.S. operations, based on business mix and size, total assets, total revenue and market capitalization.

When setting the level and mix of compensation for executive roles, the Committee reviews market data for comparable positions within the primary group, considering the relative performance and size of each institution, the responsibility of the role being reviewed, and the incumbent’s experience.

The Committee’s independent advisor reviewed the comparable companies and roles used to benchmark target compensation and compensation mix for the CEO and Senior Executives, and concluded that they were appropriate.

Bank of Montreal Management Proxy Circular	62

A competitive program

BMO’s executive compensation program includes a combination of cash and equity (deferred) compensation. Executives also receive benefits, pension and an annual taxable cash allowance.

	Component	Form	Purpose	How it is determined
Cash	Base pay (salary)	Fixed cash	Fixed amount; compensates individuals for fulfilling their responsibilities.	Based on the median of the comparable market, adjusted for each executive’s responsibility and capability.
	Short-term incentive plan (“STIP”) (see page 68)	Variable cash (Executives can choose to receive some or all as deferred share units)	Focuses and motivates performance against specific annual business priorities and individual objectives.

Targets are based on the median of the comparable market, adjusted for each executive’s responsibility and capability, and the required compensation mix.

Awards are performance-based and depend on total Bank, operating group and individual performance.

Awards cannot be higher than 150% of the executive’s short-term incentive target.

Equity (deferred)	Mid-term incentive plan (“MTIP”) (see page 68)	Variable deferred • performance share units (“PSUs”) • restricted share units (“RSUs”)	Focuses and motivates performance against specific business priorities and encourages executives to create sustainable Shareholder value by rewarding returns over a three-year performance cycle.

Targets are based on the median of the comparable market, adjusted for each executive’s responsibility and capability and the compensation mix.

Awards are performance-based and depend on total Bank and operating group measures (both absolute and relative), as well as individual performance.

PSUs include performance-based vesting conditions that adjust the final number of shares at payout from 80% to 120% of the initial number granted based on the Bank’s three-year average return on equity.

Realized value depends on the price of BMO shares at payout.

	Long-term incentive plan (“LTIP”) (see page 69)	Variable deferred • stock options • deferred share units (“DSUs”)	Focuses and motivates performance against specific business priorities and encourages executives to generate sustained share price growth over the long term.

63	Bank of Montreal Management Proxy Circular

	Component	Form	Purpose	How it is determined
Other	Benefits	Employee share ownership program (Canada) Share purchase plan (U.S.)	Encourages share ownership.	Based on market competitive practices across the industry.
		Health care insurance benefits	Promotes employee health and productivity in the workplace.
	Executive allowance	Annual taxable cash allowance	Supports business development and the roles executives play as the Bank’s ambassadors.	Based on similar allowances in comparable markets.
	Pension	Defined benefit or defined contribution pension plan	Facilitates the Bank’s desire to provide financial support for individuals after retirement in respect of their service as employees.	Based on similar benefits provided in the industry.

Bank of Montreal Management Proxy Circular	64

Encourage a long-term view to increase Shareholder value

Executive compensation is substantially weighted towards variable or “at-risk” compensation, and a significant amount is deferred. This approach, combined with share ownership requirements for executives, focuses them on executing business strategies, sustaining performance, and growing Shareholder value over the longer term. This also encourages executives to stay with the Bank and, as future payouts depend on their current decisions, serves to incent more prudent risk-taking as well.

Compensation mix emphasizes deferred compensation

The table below shows the target mix of compensation for each executive level, which places a significant portion of total direct compensation at risk. A high percentage is paid as variable deferred compensation, tying compensation to longer-term performance. Each mix reflects the executive’s ability to influence business results over the short-term (1-year), mid-term (3-year) and long-term (10-years).

The percentage of variable pay for the CEO, Senior Executives and Executive Vice-Presidents is significantly higher than other executive roles because of their involvement in strategic decision-making and stewardship of the Bank. Executives can also choose to receive some or all of their short-term incentive bonus in deferred share units, which increases their percentage of deferred compensation.

	As a percentage of target compensation
	Cash		Equity (deferred)
	Fixed	Variable
	Base salary	Cash bonus	Performance share units/ Restricted share units	Stock options	Deferred share units	Total Percent variable	Total Percent deferred
CEO	14%	18%	35% (a)	8%	25%	86%	68%
Group Head, BMO Capital Markets	6%	34%	39%	9%	12%	94%	60%
Senior Executives (b)	16%	22%	41%	8%	13%	84%	62%
Executive Vice-Presidents	27%	23%	35%	7%	8%	73%	50%
Senior Vice-Presidents	34%	26%	34%	6%	0%	66%	40%
Vice-Presidents	46%	24%	30%	0%	0%	54%	30%

(a)	Awards are granted as PSUs for the CEO.
(b)	For 2015, RSUs will be replaced with PSUs for all Senior Executives.

FSB Principles recommend that deferred compensation be:

•	at least 60% of total compensation for Senior Executives
•	40% to 60% of total compensation for each employee at the Senior Vice-President level and above, and for certain employees in BMO Capital Markets who may have a material impact on the risk of the Bank

BMO compensation aligns with the FSB Principles. The portion of CEO compensation that is deferred is above the guidelines (68% of his target total direct compensation).

65	Bank of Montreal Management Proxy Circular

Executives have share ownership requirements

Executives and senior BMO Capital Markets employees are required to own shares as outlined in the table below. Share ownership requirements can be met with shares, restricted share units or deferred share units.

	Shares they must own while employed with the Bank	Number of years they must hold shares after they leave the Bank
Bank
CEO	7.0 times base salary	2 years
Senior Executives	5.0 times base salary	1 year
Executive Vice-Presidents	3.0 times base salary	—
Senior Vice-Presidents	2.0 times base salary	—
Vice-Presidents	1.5 times base salary	—
BMO Capital Markets
Group Head	1.0 times target total direct compensation	1 year
BMO Capital Markets employees who are members of the Executive and Management Committees	Greater of: • 1.0 times base salary and cash bonus, or • 3.0 times base salary	—
Managing Directors	1.0 times base salary	—

Executives must meet these requirements within three years of being appointed to their positions (five years for Vice-Presidents and Managing Directors). To encourage strong governance practices and prudent risk-taking, the CEO and Senior Executives must also continue to meet their share ownership requirements for a period of time after leaving the Bank.

Share ownership is measured annually, either at market value at the time of measurement or value at the purchase or grant date (whichever is greater). All executives and senior BMO Capital Markets employees meet or exceed their share ownership requirements. The CEO and the Named Executive Officers (“NEOs”) currently exceed their requirements (see pages 83 to 91 for details).

Bank of Montreal Management Proxy Circular	66

Link compensation to performance

Bank of Montreal’s vision is to be the bank that defines great customer experience.

Its guiding principle is to drive top-tier total shareholder return (“TSR”) and to balance its commitments to financial performance, customer loyalty and employee engagement. The Bank’s five strategic priorities provide direction on how this should be accomplished.

Our executives earn more when performance is strong and less when performance is down. This is accomplished by aligning executive rewards to performance against Bank, operating group and individual performance objectives that support the achievement of the Bank’s vision and strategic priorities.

The Committee also reviews other financial and non-financial considerations, including performance against our peers, the quality of our earnings, and other factors to validate that the rewards earned align with the principles of sound governance and prudent risk management. See page 74 for more about compensation and risk.

BMO’s five strategic priorities
1.	Achieve industry-leading customer loyalty by delivering on our brand promise.
2.	Enhance productivity to drive performance and Shareholder value.
3.	Leverage our consolidated North American platform to deliver quality earnings growth.
4.	Expand strategically in select global markets to create future growth.
5.	Ensure our strength in risk management underpins everything we do for our customers.

67	Bank of Montreal Management Proxy Circular

About the incentive plans

	Who participates	Link to performance	Terms
Short-term incentive plan Cash	Executives; Group Head, BMO Capital Markets	The size of the award is determined by performance against specific Bank and operating group measures, as well as individual performance. See page 72 for details about the formula for pool funding.

•    performance-based award

•    paid in cash

•    can be voluntarily deferred as deferred share units (“DSUs”)

•     executives must make this decision (which is irreversible) before the beginning of the fiscal year

•    the DSUs vest when received

•    see Long-term incentive plan, below, for other DSU terms

•    can be clawed back. See page 75 for details.

Mid-term incentive plan Performance share units (“PSUs”) Restricted share units (“RSUs”)	Executives, Group Head, BMO Capital Markets All other BMO Capital Markets executives participate in the BMO Capital Markets Variable Compensation Plan (see page 101).

The size of the grant is determined by performance against specific Bank and operating group measures (both absolute and relative), as well as individual performance.

See page 73 for details about the formula for pool funding.

PSUs also have performance-based vesting.

The final value of PSUs and RSUs depends on BMO share price.

PSUs

•    performance-based award

•    performance-based vesting—the number of shares that vest at the end of a three-year term varies from 80% to 120% of the initial number granted based on a business performance factor of the Bank’s average 3-year adjusted return on equity (“ROE”)(a)

•    earn dividend equivalents, which are credited as additional units

•    are valued based on the 20-day volume weighted average closing share price at vesting.

RSUs

•    performance-based award

•    vest at the end of a three-year term

•    earn dividend equivalents, which are credited as additional units

•    are valued based on the 20-day volume weighted average closing share price at vesting.

The Committee does not consider mid-term incentive awards the executive currently holds when determining the award.

Can be forfeited or clawed back (see page 75 for details).

(a)	Adjusted ROE is calculated as adjusted net income, less non-controlling interest in subsidiaries and preferred dividends, as a percentage of average common shareholders’ equity.

Bank of Montreal Management Proxy Circular	68

Who participates	Link to performance	Terms

Long-term

incentive plan

Options

(See page 98 for

more information about the

stock option plan)

Deferred share units (DSUs)

(does not include deferred share units received voluntarily under the short-term incentive plan)

Senior Vice-Presidents and above; members of the BMO Capital Markets Executive Committee Select executives below the Senior Vice-President level are eligible for DSUs.

The size of the grant is determined by performance against specific Bank and operating group measures (both absolute and relative), as well as individual performance.

See page 73 for details about the formula for pool funding.

The final value of options and DSUs depends on BMO share price.

Options

•    performance-based award

•    have a 10 year term

•    granted on or after December 2013 vest in equal tranches of 50% on the third and fourth anniversaries of their grant date

•    granted prior to December 2013 vest in tranches over a 4-year period starting from their grant date

•    can only be exercised after they have vested. The issue price depends on the TSX closing price of the shares on the trading day before the grant date

•     are valued based on the difference between the option’s issue price and the market price of the shares on the day the option is exercised

•    are granted on the date in December when the Board approves the CEO’s compensation, or the next open trading window under the Bank’s trading blackout policy.

DSUs

•    performance-based award

•    vest at the end of a 3-year term

•    can only be redeemed when the executive’s employment with the Bank ends

•    are valued based on the market price of shares on the day the deferred share unit is redeemed

•    earn dividend equivalents, which are credited as additional units

The Committee does not consider stock options the executive currently holds when determining the award.

Can be forfeited or clawed back. See page 75 for details.

Annual decision-making process

The Committee uses a disciplined, five-step process to make its compensation decisions every year, with input from the Enterprise and U.S. Compensation Oversight Committees and the CEO (see page 58 for information about the Compensation Oversight Committees).

At the beginning of the year			At the end of the year
1. Review corporate strategy	2. Set performance goals for the incentive plans aligned to strategy	3. Set executive compensation targets and individual performance goals	4. Calculate business performance factors and pool funding	5. Assess individual performance and award annual compensation

69	Bank of Montreal Management Proxy Circular

1.	Review corporate strategy

The Board reviews and approves the Bank’s strategic plans, including key initiatives, opportunities, risk, competitive position, financial projections and other key performance indicators for each operating group. It works with management to obtain a deeper understanding of the year’s priorities and how they relate to the overall strategic plan, and to give management its feedback on alignment of the priorities.

2.	Set performance goals for the incentive plans

Management and the CEO recommend to the Committee the business performance measures and weightings that drive incentive plan pool funding in support of the Bank’s overall priorities for each operating group.

These measures:

•	support the business’ one-year goals and reinforce the Bank’s strategic priorities and values (see page 67)
•	appropriately align with the Bank’s risk appetite
•	provide challenging but achievable goals which can be accomplished within the Bank’s requirements on compliance and ethics

Performance measures are recommended to the CEO, who in turn recommends them to the Committee. The Committee approves the performance measures and goals.

You will find this year’s performance measures and weightings on page 72.

Secondary considerations

The Committee also looks at performance against other financial and non-financial considerations not explicitly included in the business performance factor that contribute to the fulfillment of the Bank’s strategic objectives, and which are key indicators of organizational health. See page 71 for details.

3.	Set executive compensation targets and individual performance goals

Management develops compensation targets based on the market median for the role (see page 61 for information about the Bank’s compensation peer group) and the executive’s experience.

Individual performance objectives are used to cascade the Bank’s strategic objectives and annual goals. They include:

•	quantitative objectives, such as revenue growth, efficiency, return on capital, profit growth and customer loyalty scores
•	qualitative objectives, such as the executive’s contribution to the organization through leadership, innovation, demonstrated commitment to customers and teamwork

The Committee reviews and approves compensation targets for the Senior Executives. It also reviews and approves individual performance objectives for the CEO, and recommends the CEO’s compensation targets to the Board.

4.	Calculate business performance factors and pool funding

The short-term, mid-term and long-term incentive pools use a similar formula for calculating final funding.

Each executive’s share of the incentive pools depends on the performance of their operating group, their performance against individual objectives, and the alignment of their performance to the Bank’s risk appetite – as reviewed by the Compensation Oversight Committees and the executives’ managers.

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Target pool	x	Business performance factor	=	Incentive pool	+/-	Risk review and secondary considerations	=	Final pool funding
The sum of all executive targets for the incentive plan.		Based on absolute and relative performance of the Bank and operating groups. See below how this is calculated for each plan.		The Committee may use discretion to make a final adjustment to the size of each pool.

The Chief Risk Officer looks at risk factors during and at the end of the year, to make sure risk is appropriately reflected in the recommendations for funding.

The Committee can also adjust the pools up or down for other considerations not explicitly included in the business performance factor.

The sum of the amounts awarded under each incentive plan cannot be higher than the total funding available in the approved incentive pool.

Finance determines business results and calculates the business performance factor for each incentive plan (see below for details).

Management and the Compensation Oversight Committees work together to:

•	consider risk implications when assessing business results and the variable incentive pool calculations
•	recommend adjustments or holdbacks to reflect risk, compliance or other factors when necessary

Management and the Compensation Oversight Committees review and recommend variable pool funding for each incentive plan to the CEO, who then presents his recommendations to the Committee for approval.

The control functions perform an annual review of business events that have exceeded pre-defined risk thresholds at both the U.S. and Enterprise levels, and may recommend adjustments to the incentive pools or to individual awards to the Committee.

The Committee also has the discretion to adjust the size of each pool based on its assessment of:

•	actual Bank and operating group performance results measured against the established goals
•	financial, risk and compliance assessment

The Committee can also make a final adjustment up or down for other financial and non-financial considerations not explicitly included in the business performance factor:

Relative performance metrics compared to our Canadian competitors (a)

•    adjusted EPS growth

•    adjusted net income growth

•    adjusted ROE (regulatory basis)

•    adjusted provisions for credit losses as a percentage of loans and acceptances

•    adjusted revenue growth

•    adjusted expense growth

Non-financial metrics and other factors

•     significant non-recurring items
(not identified as adjusting items)

•     impact of acquisitions

•    ROE (economic capital base)

•    impact of provision for credit losses versus expected loss

•     people leadership and employee engagement

•     future growth/earning quality metrics

•     audit/compliance results

(a)	Adjusted results are non-GAAP and are discussed in the Non-GAAP Measures section on page 32 of the Bank’s 2014 Annual Report.

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Calculating the business performance factor for the funding of short-term incentive

The business performance factor for the funding of the short-term incentive pool uses metrics that consider both Bank and operating group performance. The weightings for each depend on the executive’s role.

2014 relative weightings by role
Business performance factor	Bank performance measures	Operating group performance measures
CEO, COO, CFO and CRO	100%	—
Operating group executives	25%	75% – executive’s operating group measures
Corporate area executives	25%	75% – weighted average of all operating group measures

Pool funding: minimum of 0% and maximum of 150%.

Bank performance measures and operating group priorities and performance measures are all directly tied to the Bank’s strategic priorities.

Adjusted measures are non-GAAP, exclude various items as detailed in notes (b) and (c) on page 78 and are discussed more fully on page 32 of the Bank’s 2014 Annual Report.

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Calculating the business performance factors for the funding of mid-term and long-term incentives

The business performance factor for the mid-term and long-term incentive pools is balanced between absolute and relative performance. The weightings for each depend on the executive’s role.

We measure absolute performance using the same performance measures we use for the short-term incentive plan. Relative performance is measured using three-year TSR versus the Canadian peer group. Deferring the payout and linking it to share price encourages executives to make effective risk management a key component in the decisions they make for our customers. See page 61 for information about the Canadian peer group.

2014 relative weightings by role
Business performance factor	Relative performance Three-year TSR relative to Canadian peer group	Absolute performance Performance measures used for the short-term incentive plan
Senior executives	50%	50% – Bank performance measures
Operating group executives	50%	50% – executive’s operating group measures
Corporate area executives	50%	50% – weighted average of all operating group measures

Pool funding: minimum of 80% and maximum of 120%; subject to Committee discretion to adjust to 0%.

5.	Assess individual performance and award annual compensation

Management, including the CEO:

•	determines the executive’s individual incentive awards based on business performance factors
•	assesses the performance of the Senior Executives against individual performance objectives
•	presents compensation recommendations to the Committee for approval
•	reviews and approves compensation recommendations for all other executives

The Committee:

•	determines the executive’s individual incentive awards based on business performance factors
•

assesses CEO and Senior Executive compensation against business performance and performance against individual objectives, including the occurrence of reportable control deficiencies in risk, compliance or audit within Bank and operating groups

•	recommends the CEO’s compensation to the Board
•	approves individual awards for Senior Executives and awards for other employees that exceed a dollar threshold.

Individual cash bonuses for all executives cannot be higher than 150% of their target.

73	Bank of Montreal Management Proxy Circular

Support a culture of prudent risk-taking

The Bank’s focus on risk management is applied in its executive compensation program, aligning to the Bank’s risk appetite and supporting the Bank’s requirements on compliance and ethics.

Management sets the risk appetite of the Bank and the Board must approve it. Our goal is to properly balance the level of risk-taking within the Bank, with the achievement of our stated priorities, and our responsibilities to help ensure the soundness and stability of the financial markets in which we operate.

The Committee sets the compensation philosophy and strategy of the Bank within that context, and approves compensation programs designed to meet these requirements. The Committee also oversees an annual independent review to stress test and back test the Bank’s material compensation plans, and to confirm their alignment to FSB Principles.

Working within the Bank’s risk appetite

As a diversified financial services company active in banking, investment, insurance and wealth management services, we are exposed to a variety of risks that are inherent in carrying out our business activities. Having an integrated and disciplined approach to risk management is key to the success of our business.

To achieve prudent and measured risk-taking that aligns with our business strategy, we are guided by a risk management framework that is embedded in our daily business activities and planning process.

The Enterprise Risk and Portfolio Management (ER&PM) group refined the Bank’s risk appetite framework this year, and the Committee adjusted the performance objectives for executives to align with the updated framework.

The executive compensation program includes several design features to account for risk in its variable compensation:

•	a significant portion of executive compensation is deferred
•	performance share units, restricted share units and deferred share units are used to limit and balance the use of stock options
•	in 2014 we eliminated stock options for Vice-Presidents, and reduced stock options for Senior Vice-Presidents and above to 10% of total variable compensation
•	there is a cap on the short-term, mid-term and long-term incentive pools, and on the potential payouts to executives from the short-term incentive plan
•	business results used to determine incentive pool funding include provisions for credit, market, liquidity and other important measures of risk
•	return on equity is a primary metric used in performance granting and/or performance vesting on equity awards for executives
•

the Enterprise and U.S. Compensation Oversight Committees conduct ongoing reviews on the design of variable compensation plans to make sure risk, compliance, finance, audit and anti-money laundering considerations are appropriately incorporated, and to fully assess risk before finalizing incentive pools or individual compensation awards for material risk-takers (see page 58 for information about the Compensation Oversight Committees)

•	the Committee’s independent advisor reviews all changes to the design of the executive compensation program.

Bank of Montreal Management Proxy Circular	74

The Board also uses the following mechanisms to align compensation and prudent risk-taking:

Clawbacks

The Board or the Committee can claw back cash and equity from all recipients, operating groups and selected individuals.

What can be clawed back	Who it applies to	How it works
Cash	Executives and BMO Capital Markets employees at the Managing Director level and above	All or part of variable compensation paid out in the past 12 months can be clawed back if the Bank restates its financial statements or there is qualifying employee misconduct. This includes cash bonuses, payouts from a mid-term incentive plan or the value received from exercising options.
Equity	All participants in the mid-term and long-term incentive plans

Vested and unvested restricted share units and performance share units can be clawed back if the Bank restates its financial statements.

Restricted share units, and deferred share units awarded in 2013 and after, can be clawed back or eliminated if information is discovered that would have reduced the size of an award when it was granted. For example:

•    financial performance was materially below target because of excessive risk-taking

•    the Bank’s reputation was affected

•    the size of the award was based in whole or in part on information that turned out to be materially incorrect.

Stock options granted after 2008 can be clawed back if the Bank restates its financial statements. Benefits associated with an executive’s unexercised options awarded in 2013 and after may be clawed back or eliminated if through the executive’s fraud, misconduct or gross negligence, BMO or BMO Financial Corp. suffers a consequential financial loss or is required to restate its financial statements.

Forfeiture

Executives forfeit all unvested performance share units, restricted share units, deferred share units and vested and unvested options when:

•	an executive resigns or is terminated for cause
•	it is discovered that an executive who no longer works for the Bank committed an act while employed with the Bank that would have been cause for termination
•	a terminated executive solicits Bank employees
•	a retired executive solicits employees or customers of the Bank.

Change of control

The long-term incentive plan calls for a double trigger for accelerated vesting of stock options when the Bank undergoes a change of control. Stock options will vest immediately only if a participant is dismissed without cause within 24 months after the change of control.

Independence of control functions

Compensation for employees in Risk Management, Finance, Audit, Legal, Compliance, Anti-Money Laundering and Human Resources is linked to overall Bank performance and performance against individual objectives. These employees do not report into the lines of business they support, nor does the success or financial performance of business areas they support or monitor directly impact

75	Bank of Montreal Management Proxy Circular

the assessment of their performance or their compensation. This independence encourages them to maintain their focus on BMO’s overall success.

Individual performance considerations

Managers consider risk, audit and compliance accountabilities during individual performance assessments, and when making compensation decisions.

No personal hedging

BMO policy prohibits employees and directors from using any kind of personal hedging (for example, prepaid variable contracts, equity swaps, collars or units of exchange funds), to reduce the risk and Shareholder alignment embedded in their mid-term and long-term incentive plan awards or other Bank shares or securities they hold.

Limits on guarantees

Incentive compensation received by new employees can be guaranteed for no more than 12 months, which the Committee considers enough time for their transition into the Bank.

Bank of Montreal Management Proxy Circular	76

2014 Results and Compensation

This has been a good year for Bank of Montreal: results surpassed the record highs of 2013 and were competitive against its peers.

Measure	2014 Reported		2013 Reported		2012 Reported		2014 vs. 2013
Net income	$4,333 million		$4,195 million		$4,156 million		+3%
ROE	14.0%		14.9%		15.9%		-90 bps
EPS	$6.41		$6.17		$6.10		+4%
Basel III Common Equity Tier 1 Ratio (a)	10.1%		9.9%		8.7%		+20 bps

Measure	2014 Adjusted		2013 Adjusted		2012 Adjusted		2014 vs. 2013
Net income	$4,453 million		$4,223 million		$4,059 million		+5%
ROE	14.4%		15.0%		15.5%		-60 bps
EPS	$6.59		$6.21		$5.95		+6%
Basel III Common Equity Tier 1 Ratio (a)	10.1%		9.9%		8.7%		+20 bps

Other Measures	2014		2013		2012		2014 vs. 2013
	Bank	Canadian peer group	Bank	Canadian peer group	Bank	Canadian peer group	Bank	Canadian peer group
1-year TSR (b)	17.1%	18.8%	28.8%	22.4%	5.2%	12.9%	-1,170 bps	-360 bps
3-year TSR (b)	16.7%	18.0%	11.5%	12.0%	10.8%	11.7%	+520 bps	+600 bps

(a)	The Basel III capital rules came into effect in 2013: the 2012 Basel III Common Equity Tier 1 Ratio is on a pro-forma estimate basis.
(b)	The average annual total shareholder return is calculated using the closing share price on October 31, 2014 and assuming reinvestment of dividends paid during the period. The Canadian peer group is comprised of the five other largest Canadian banks, excluding BMO.

Adjusted measures on page 77 are non-GAAP and are discussed on page 32, and on page 52 of the Bank’s 2014 Annual Report.

In 2014, BMO’s adjusted net income was $4,453 million, up $230 million or 5%. Adjusted EPS was up $0.38 or 6% from 2013, and our three-year average annual adjusted EPS growth rate was 9%; in line with our mid-term objective of achieving average annual adjusted EPS growth of 7% to 10%. On an adjusted basis there was good revenue growth in 2014. Higher revenues exceeded incremental costs, contributing to growth in net income. There were higher provisions for credit losses and a lower effective tax rate in 2014.

Canadian P&C Banking had strong annual earnings growth and posted record net income. P&C Banking in the U.S. continued to expand its business and capabilities and exceeded its customer satisfaction targets for the second year in a row. Wealth Management had another good year with over $800 million in adjusted earnings while completing the acquisition of F&C Asset Management. With the expansion of the Bank’s asset management platform, it has strengthened its global footprint in money management. BMO Capital Markets had strong return on equity and made good progress toward a fully integrated North American investment banking business.

This year the Bank also refreshed its brand across North America – an investment designed to help build and maintain industry-leading customer loyalty over time, and ultimately increase market share and drive revenue growth.

These results are a reflection of the Bank’s well-executed growth strategy, and the benefits of a diversified business model. Although it did not meet its operating leverage objective this year, the Bank made progress on a range of productivity initiatives that should yield benefits in 2015.

BMO also ended the year with a strong capital position, providing flexibility to balance growth opportunities with the return of capital to Shareholders to maximize long-term value.

77	Bank of Montreal Management Proxy Circular

2014 Compensation Awards

The table below shows the total compensation that was awarded to the NEOs for fiscal 2014, including the proportion of variable (at-risk) pay and deferred performance-based pay. See pages 81 to 91 for details about each executive’s awards.

	Cash ($)		Equity (deferred) ($)
	Fixed	Variable
	Base salary	Cash bonus	Performance share units/ Restricted share units		Stock options	Awarded deferred share units	Total direct compensation ($)	Percent variable	Percent deferred
W. A. Downe (a)	1,594,979	1,750,000	3,400,000	(b)	800,000	2,400,000	9,944,979	84%	66%
T. E. Flynn	500,000	765,000	1,250,000		270,000	415,000	3,200,000	84%	60%
F. J. Techar (a)	765,590	970,000	2,550,000		470,000	710,000	5,465,590	86%	68%
T. V. Milroy	500,000	2,350,000	2,750,000		650,000	850,000	7,100,000	93%	60%
J. M. Arès (a)	546,850	700,000	3,190,000	(c)	250,000	360,000	5,046,850	89%	75%

(a)	Equivalent to base salaries of US$1.5 million effective January 1, 2014 for Mr. Downe, US$700,000 for Mr. Techar and US$500,000 for Mr. Arès. See page 92 for details of currency conversion.
(b)	Awards were granted as performance share units for Mr. Downe.
(c)	Includes restricted share units awarded as part of a multi-year project initiative.

Incentive pool funding

Compensation at BMO is primarily determined by actual performance against financial goals that are directly linked to the Bank’s strategic objectives. See pages 72 and 73 for information about the formula for calculating funding of the incentive pools.

We continued to set challenging financial targets this year, and while performance was better than 2013 and compared favourably to our peers, the Bank performed slightly below its targets for the year.

The CEO and the U.S. and Enterprise Compensation Oversight Committees assessed risk, financial, AML and compliance factors and confirmed that final multipliers for the incentive plans appropriately reflected these factors. The CEO and CFO also confirmed that paying the variable incentives did not create any concerns with the Bank’s regulatory capital requirements.

Short-term incentive pool

Funding for the short-term incentive pools was determined by:

•	overall Bank performance: the Bank performed well but did not fully achieve its goals for 2014
•	operating group performance: operating groups performed well, but did not achieve all of their goals for 2014.

Bank performance measures (a)	2014 goal (b)	2014 actual (c)	Impact on pool funding
Adjusted revenue growth	6.4%	7.5%	Below target
Adjusted EPS growth	6.0%	5.2%
Adjusted return on capital – Return on Equity (“ROE”)(d) and Net Economic Profit (“NEP”)(e)	14.9%	14.7%
Adjusted efficiency ratio	61.8%	64.3%

(a)	Management assesses the Bank’s performance on a GAAP basis, and on an adjusted basis that excludes the impact of adjusting items to facilitate understanding of underlying ongoing business performance. Adjusted measures are non-GAAP and are discussed more fully on page 32 of the Bank’s 2014 Annual Report.
(b)	The 2014 Bank performance goals were established on an adjusted basis, and did not include the amortization of acquisition-related intangible assets, changes in the collective allowance for credit losses, and income taxes related to those items. Performance goals also excluded the impact of the acquisition of F&C Asset Management plc (“F&C”).
(c)	The Bank’s actual results above were measured on the same basis as the performance goals. The 2014 actual results exclude the amortization of acquisition-related intangible assets, which was $104 million after tax in 2014 and was allocated to the operating groups and the impact of the F&C acquisition. Amounts excluded from 2013 actual results also included credit-related items in respect of the purchased performing loan portfolio, restructuring costs, run-off structured credit activities, acquisition integration costs and the increase in the collective allowance for credit losses. For compensation purposes, an adjustment was made to Wealth Management’s adjusted results for measuring compensation to exclude a portion of a reduction to Wealth Management’s revenue that was considered not reflective of core operating performance.

Bank of Montreal Management Proxy Circular	78

(d)	Adjusted ROE is calculated as adjusted net income, less non-controlling interest in subsidiaries and preferred dividends, as a percentage of average common shareholders’ equity. This measure is reflected in the table for adjusted return on capital and represents 2/3 of the overall metric.
(e)	Adjusted NEP represents adjusted net income available to common shareholders less a charge for capital, and is considered a reasonable measure of added economic value. Adjusted NEP is a non-GAAP measure.

Mid-term and long-term incentive pools

Funding for the mid-term and long-term incentive plan pools was down this year because the Bank’s three-year TSR relative to the Canadian peer group was slightly below target, and the Bank did not fully achieve its goals for 2014 for the short-term incentive plan as identified in the table above.

Bank performance measures	2014 goal	2014 actual	Impact on pool funding
3-Year TSR (relative to Canadian peer group) (a)	At or above the average of the Canadian peer group	134 bps below the average of the Canadian peer group	Slightly below target

(a)	The 3-year TSR calculated for compensation purposes differs from the 3-year TSR reported above and in our 2014 Annual Report since it is calculated based on the average share price for the 90 days ending October 31, instead of on the closing price on October 31.

Pay continued to be aligned with performance

Shareholder returns

The chart below compares the cumulative value of $100 invested in shares on October 31, 2009 with the cumulative value of $100 invested in each of two TSX indices for the same period. The chart also compares total compensation awarded to the CEO, the CFO and the three most highly compensated NEOs in each year.

See page 82 for more information about how Mr. Downe’s compensation aligns with Shareholder returns.

(a)	Cumulative value of $100 invested on October 31, 2009, reflecting the change in share price plus reinvested dividends.
(b)	Includes base salary, annual short-term incentive payment, value of mid-term incentive awards at the time of grant, fair market value of the long-term incentive awards at the time of grant, other compensation and the annual pension service and compensation cost for the NEOs in each year.
(c)	NEOs in 2014, 2013, 2012 and 2011 were W.A Downe, T.E. Flynn and the three most highly compensated executive officers other than the CEO and CFO. In 2010 and 2009, the NEOs were W.A. Downe, R.C. Robertson and the three most highly compensated executive officers other than the CEO and CFO.

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Cost of management ratio

In response to a Shareholder proposal received in 2005, the Bank committed to working with other financial institutions to develop a cost of management ratio to be reported annually. This measure shows that executive compensation at the Bank has increased slightly over the past three years and remains below 1% of net income after tax.

	2014	2013	2012 (a)
Reported net income after tax ($ millions)	4,333	4,195	4,156
Total aggregate NEO compensation ($ millions)	32.5	30.2	27.8
Cost of management ratio as a percentage of net income after tax (%)	0.75	0.72	0.67

(a)	Excludes transition completion payment of US$6 million to M.F. Furlong, an NEO in 2012 for his role as President and Chief Executive Officer, BMO Harris, N.A. With payment included, total aggregate NEO compensation was $33.9 million and cost of management ratio would be 0.81%.

Total aggregate compensation is the total of base salary, short-term, mid-term and long-term incentives, other compensation and the annual pension service and compensation cost for NEOs in the management proxy circulars issued in 2012, 2013 and 2014.

Bank of Montreal Management Proxy Circular	80

2014 Compensation for the Named Executive Officers

W. A. Downe, Chief Executive Officer

Mr. Downe provides leadership and vision. Through the Board of Directors, he is accountable to Shareholders for defining, communicating and achieving the Bank’s strategy and operational goals, and is responsible for enterprise-wide performance, financial results, including profit and loss, balance sheet and shareholder value metrics, and defining and maintaining a culture of corporate responsibility.

Mr. Downe has held the following positions with the Bank, in Canada and the United States:

1983	Joined the Bank
1999	Vice-Chair, Bank of Montreal
2001	Deputy Chair of BMO Financial Group and Chief Executive Officer, BMO Nesbitt Burns
2006	Chief Operating Officer of BMO Financial Group
2007	Appointed to current role

He has a Bachelor of Arts degree from Wilfrid Laurier University and a Master of Business Administration from the University of Toronto.

2014 compensation

(Canadian $)	2014	2013	2012
Cash
Salary (a)	1,594,979	1,279,375	1,254,000
Short-term incentive (bonus)	1,750,000	1,300,000	1,000,000
Total cash	3,344,979	2,579,375	2,254,000
Equity
Mid-term incentive	3,400,000	3,500,000	3,550,000
Long-term incentive
• stock options	800,000	1,250,000	2,100,000
• deferred share units	2,400,000	2,150,000	1,300,000
Total equity	6,600,000	6,900,000	6,950,000
Total direct compensation	9,944,979	9,479,375	9,204,000
(a)	US$1.5 million effective January 1, 2014; US$1.25 million in 2013; US$1.25 million in 2012.

Target for 2014

The Board carried out a detailed analysis of the Canadian comparators in 2013 and Mr. Downe’s total direct compensation was below the median of the market. As a result, and in support of Mr. Downe’s strong performance, leadership over his tenure, strategic vision and seasoned judgment, the Board increased his target total direct compensation to $10.5 million for 2014. Stock options were reduced from 26% of total variable compensation to no more than 10%. Starting in 2013, his mid-term incentive awards were granted as PSUs, which have both performance granting and performance vesting conditions.

Performance in 2014

The Committee assessed Mr. Downe’s performance and is pleased with the progress the Bank has made this year under his guidance, and with the leadership he has continued to provide. Mr. Downe is the most experienced CEO of a major bank in Canada, and this year made great progress in not only steering the Bank to year over year improved performance, but also in developing the next generation of leaders at BMO, ensuring the Bank has a solid, diverse team of executives to keep it strong and growing in the years to come. Performance in 2014 was good for Bank of Montreal: although it was slightly below a plan considered challenging, results still surpassed the record highs of 2013, and were competitive against peers – a reflection of the Bank’s well-executed growth strategy, and the benefits of a diversified business model.

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The Board assessed Mr. Downe’s performance this year against the Bank’s enterprise strategic priorities:

1.	Achieve industry-leading customer loyalty by delivering on our brand promise.
2.	Enhance productivity to drive performance and Shareholder value.
3.	Leverage our consolidated North American platform to deliver quality earnings growth.
4.	Expand strategically in select global markets to create future growth.
5.	Ensure our strength in risk management underpins everything we do for our customers.

Please see pages 28 to 29 of the Bank’s 2014 Annual Report for a full discussion of Bank performance against its strategic priorities in 2014.

Based on the Bank’s results this year, Mr. Downe’s 2014 compensation was calculated at slightly below his new target. The Human Resources Committee reviewed other financial and non-financial considerations and recommended to the Board a lower amount than was calculated by the formula. Mr. Downe’s total direct compensation for 2014 was therefore 6% below his compensation target, and 5% higher than 2013.

Incentive awards

Mr. Downe’s incentives were based 100% on Bank performance. The Bank performed well but did not fully achieve its challenging goals for 2014, and funding of the short-term incentive pool was less than target as a result. Funding of the mid-term and long-term incentives was below target as well this year for the same reason, and because the Bank’s three-year TSR relative to the Canadian peer group was also slightly below target. See pages 78 and 79 for details.

Target for 2015

The Board reviewed Mr. Downe’s target total direct compensation and made no changes for 2015.

Aligning pay with performance

One of the governing principles of BMO’s compensation objectives is to align compensation with Shareholder interests. Deferring compensation is one way to ensure this.

The table below shows Mr. Downe’s total direct compensation over the last five fiscal years, and its current value compared to Shareholder value. He was appointed to his current role in 2007.

	Total direct compensation
Fiscal year	Value at time of the award ($)	Value on Oct 31, 2014 ($)(a)	Value on October 31, 2014 as a percentage of value at the time of the award (%)(b)	Shareholder value ($)(c)
2009	7,450,000	11,653,886	156	205
2010	9,542,600	13,904,275	146	163
2011	9,876,250	15,545,292	157	159
2012	9,204,000	13,096,423	142	151
2013	9,479,375	10,373,254	109	117
Weighted average			142	159

(a)	Mr. Downe’s total direct compensation as measured on October 31, 2014 includes:
•	actual salary and cash incentive payments received in the year of award
•	the actual value received from vested share units and option exercises that were granted during measurement period
•	the October 31, 2014 value of share units that have not vested
•	the October 31, 2014 in-the-money value of stock options awarded
•	compensation received in US$ has been converted into Cdn$ (see page 92 for foreign exchange rates)
(b)	The value of Mr. Downe’s total direct compensation measured on October 31, 2014 as a percentage of his total direct compensation in the year of the award.
(c)	The cumulative value at October 31, 2014 of $100 invested in Shares on November 1 in the award year, including reinvested dividends.

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Share ownership

Mr. Downe’s share ownership exceeds the guidelines.

Share ownership as at December 31, 2014
Required multiple	Shares ($)	RSUs ($)	PSUs ($)	DSUs ($)	Total share ownership ($)	Total shares as a multiple of base salary
7.0	19,750,895	5,405,686	7,468,096	24,733,616	57,358,293	35.96

Mr. Downe must consult with the Committee chair before he exercises any of his stock options. This ensures proper oversight of the Bank’s compliance with trading regulations and governance best practices.

Pension

Mr. Downe’s total annual pension benefit has reached the cap and is US$1.0 million (Cdn$1,127,100) payable immediately on an unreduced basis. This U.S. dollar benefit will not increase based on further years of credited service or earnings.

Mr. Downe participates in the following:

•	The Pension Fund Society of the Bank of Montreal (“PFS”), a federally-registered defined benefit pension plan for all eligible Canadian employees of the Bank
•

a Retirement Allowance Agreement (“RAA”), a Bank-funded non-registered agreement that defines his overall pension arrangement, clarifies his entitlement if there is a change of control, and limits his annual pension benefit to US$1 million regardless of his length of service, salary level, or bonuses. Mr. Downe has reached his capped annual pension benefit of US$1 million

Mr. Downe’s overall annual normal retirement pension benefit is:

•	equal to 2% of his pensionable earnings multiplied by his years of credited service. This formula is subject to an annual cap of US$1 million
•

pensionable earnings for Mr. Downe are in U.S. dollars and capped at 145% of base salary. They are defined as the sum of his last 12 months’ salary and the average of his highest five consecutive short-term incentive plan awards

•	payable immediately subject to legislation, regulations and plan rules
•	the portion that is paid from the PFS is paid as periodic payments. The remainder is converted into cash and paid in a lump sum according to the terms of the RAA.

T. E. Flynn, Chief Financial Officer

Mr. Flynn is accountable for financial governance and enterprise communications. He leads the management and oversight of Bank-wide treasury management, taxation, corporate development, investor relations, financial reporting, and governance and controls. Starting in 2013, his responsibilities also include leadership of the Corporate Communications and Government Relations group.

Mr. Flynn has held the following senior management positions with the Bank:

1992	Joined the Bank
2004	Executive Vice-President, Finance and Treasurer
2007	Acting Chief Financial Officer
2008	Executive Vice-President and Chief Risk Officer
2011	Appointed to current role

Mr. Flynn has an Honours Bachelor of Arts in Business Administration and a Master of Business Administration from the Ivey School of Business at University of Western Ontario, and is a Chartered Professional Accountant, Chartered Accountant.

83	Bank of Montreal Management Proxy Circular

2014 compensation

(Canadian $)	2014	2013	2012
Cash
Salary	500,000	500,000	500,000
Short-term incentive (bonus)	765,000	700,000	630,000
Total cash	1,265,000	1,200,000	1,130,000
Equity
Mid-term incentive	1,250,000	900,000	847,500
Long-term incentive
• stock options	270,000	540,000	508,500
• deferred share units	415,000	360,000	339,000
Total equity	1,935,000	1,800,000	1,695,000
Total direct compensation	3,200,000	3,000,000	2,825,000

Target for 2014

Last year, Mr. Flynn’s target total direct compensation was increased for 2014 to reflect his expanded mandate, breadth of experience and relative position in the market. His base pay remained unchanged. His compensation mix was also changed to reduce the use of stock options.

Performance in 2014

The CEO assessed Mr. Flynn’s 2014 performance against his key individual objectives:

•	Further strengthened the integrity of financial controls and governance
•	Demonstrated leadership of the Bank’s acquisition strategy across the enterprise
•	Continued to build a culture that focuses on sustained productivity: balancing key initiative investment and expense management
•	Strengthened focus on the talent agenda in finance and communications functions

Mr. Flynn performed well against his individual objectives this year. His total direct compensation was below target this year based on Bank results.

Incentive awards

Mr. Flynn’s incentives were funded based 100% on Bank performance. The Bank performed well but did not fully achieve its challenging goals for 2014, and funding of the short-term incentive pool was less than target as a result. Funding of the mid-term and long-term incentives was below target as well this year for the same reason, and because the Bank’s three-year TSR relative to the Canadian peer group was also slightly below target. See pages 78 and 79 for details.

Target for 2015

Mr. Flynn’s target total direct compensation remains unchanged for 2015; however, he will be granted performance share units in place of restricted share units.

Alignment with Shareholder interests

One of the governing principles of BMO’s compensation objectives is to align compensation with Shareholder interests. Deferring compensation is one way to accomplish this, and 60% of Mr. Flynn’s 2014 compensation is deferred.

Share ownership

Mr. Flynn’s share ownership exceeds the guidelines.

Share ownership as at December 31, 2014
Required multiple	Shares ($)	RSUs ($)	DSUs ($)	Total share ownership ($)	Total shares as a multiple of base salary
5.0	961,095	3,586,595	1,375,187	5,922,877	11.85

Bank of Montreal Management Proxy Circular	84

Pension

Mr. Flynn participates in the following:

•	the PFS
•	the Executive Supplementary Pension Plan (“Supplementary Plan”), a Bank-funded non-registered arrangement for executives, designated managing directors and designated officers

Mr. Flynn’s total annual normal retirement pension benefit is:

•

equal to 1.25% of his average pensionable salary (subject to certain limits), multiplied by his years of credited service, less an offset for a Canada Pension Plan (“CPP”) entitlement, plus 1.25% of the average of his 5 highest consecutive short-term incentive awards, capped at 45% of his average pensionable salary (subject to certain limits) multiplied by his years of credited service plus 0.75% of his average pensionable salary multiplied by the years of contributory service, because he has chosen to enhance a portion of his pension benefit by making optional contributions

•

payable at age 65 but can be paid up to 15 years earlier on a reduced basis (a reduction of 3% per year for each year that retirement precedes age 60 for the portion of the pension based on service accrued prior to July 1, 2007, and a reduction of 4% per year for each year that retirement precedes age 65 for the portion of the pension based on service accrued after June 30, 2007), subject to legislation, regulations and plan rules

•	paid as periodic payments from both the PFS and the Supplementary Plan.

His total annual retirement pension benefit to date is $205,120, payable on a fully unreduced basis at age 65. This amount will increase with additional years of credited service and earnings. See page 95 for more information.

F. J. Techar, Chief Operating Officer, BMO Financial Group

Mr. Techar has overall accountability for BMO’s North American Personal and Commercial Banking and Wealth Management businesses, as well as the Bank’s retail distribution channels, which serve more than 9 million customers. He is also accountable for overseeing aspects of marketing, technology and operations to deliver a category-defining customer experience and respond appropriately to market conditions, trends and technologies.

Mr. Techar has held the following senior management positions with the Bank:

1984    Joined the Bank

2001    President and CEO of Harris Bankcorp, Inc.

2006    President and CEO, Personal and Commercial Banking Canada

2013    Appointed to current position on November 1

He began his career with the Bank in the Corporate Banking Division, and then gained several years of international experience in the U.S. and as Senior Vice-President and General Manager, London, England.

Mr. Techar has a Bachelor of Science and an Engineering degree from Princeton University, and a Master in Business Administration from the University of Denver.

85	Bank of Montreal Management Proxy Circular

2014 compensation

(Canadian $)	2014	2013	2012
Cash
Salary (a)	765,590	614,100	601,920
Short-term incentive (bonus)	970,000	1,000,000	700,000
Total cash	1,735,590	1,614,100	1,301,920
Equity
Mid-term incentive	2,550,000	1,200,000	1,050,000
Long-term incentive
• stock options	470,000	600,000	630,000
• deferred share units	710,000	600,000	420,000
Total equity	3,730,000	2,400,000	2,100,000
Total direct compensation	5,465,590	4,014,100	3,401,920
(a)	US$700,000 in 2014 and US$600,000 in 2013 and 2012

Target for 2014

In 2014, Mr. Techar took on a new and expanded role as Chief Operating Officer. To reflect his additional accountabilities, Mr. Techar’s target total direct compensation was increased on November 1, 2013, including an increase in his base pay to US$700,000.

Performance in 2014

The CEO assessed Mr. Techar’s 2014 performance against his key individual objectives:

•	Led and sponsored the development and launch of the refreshed brand
•	Delivered strong results in the P&C Canada and U.S., and Wealth businesses, and identified cross-group opportunities for the future
•	Accelerated the creation of a distinctive customer experience and competitive advantage through improved digital channel capabilities
•	Oversaw that risk-taking falls within the risk appetite of the Bank and internal controls are in place and functioning effectively

Mr. Techar performed well against his individual objectives this year. He demonstrated enterprise-wide leadership around the Bank’s vision to be the Bank that defines great customer experience, achieving customer loyalty in delivering on our brand promise. His total direct compensation was calculated at slightly below target, however, because funding of the incentive pools was slightly below target.

Incentive awards

Mr. Techar’s incentive pools were funded based 100% on Bank performance. The Bank performed well but did not fully achieve its challenging goals for 2014, and funding of the short-term incentive pool was less than target as a result. Funding of the mid-term and long-term incentives was below target as well this year for the same reason, and because the Bank’s three-year TSR relative to the Canadian peer group was also slightly below target. See pages 78 and 79 for details.

Target for 2015

Mr. Techar’s target total direct compensation remains unchanged for 2015; however, his base salary will increase by US$50,000 to US$750,000. In 2015, Mr. Techar will be granted performance share units in place of restricted share units.

Alignment with Shareholder interests

One of the governing principles of BMO’s compensation objectives is to align compensation with Shareholder interests. Deferring compensation is one way to accomplish this, and 60% of Mr. Techar’s 2014 compensation is deferred.

Bank of Montreal Management Proxy Circular	86

Share ownership

Mr. Techar’s share ownership exceeds the guidelines.

Share ownership as at December 31, 2014
Required Multiple	Shares ($)	RSUs ($)	DSUs ($)	Total share ownership ($)	Total shares as a multiple of base salary
5.0	4,061,911	5,543,642	9,220,859	18,826,412	24.59

Pension

Mr. Techar participates in the following:

•	the PFS
•

the final average earnings defined benefit provisions of the Employees’ Retirement Plan of the Bank of Montreal/Harris (the “Harris Plan”), a company paid plan offered to all eligible employees of BMO Harris, including executives, which is now closed to new members

•	a Retirement Allowance Agreement (RAA), a Bank-funded non-registered agreement that defines his overall pension arrangement and clarifies his entitlement if there is a change of control.

Mr. Techar’s overall annual normal retirement pension benefit is:

•	equal to 2% of his pensionable earnings, multiplied by his years of credited service
•

pensionable earnings for Mr. Techar are in U.S. dollars and capped at 145% of base salary. They are defined as the sum of his last 12 months‘ salary and the average of his highest five consecutive short-term incentive plan awards

•	based on his U.S. dollar salary and the U.S. dollar equivalent of his Canadian short-term incentive plan awards
•	payable at age 60, but can be paid years earlier on a reduced basis (reduction of 3% per year for each year that retirement precedes age 60), subject to legislation, regulations and plan rules
•	the portion that is paid from the PFS is paid as periodic payments;
•	the portion paid from the Harris Qualified Plan is paid as either periodic payments or in a lump sum (Mr. Techar’s option), the portion from the Harris Non-Qualified Plan is paid as a lump sum
•	the remainder is converted into cash and paid in a lump sum according to the terms of the RAA.

His total annual retirement pension benefit to date is $686,404, payable immediately on an unreduced basis. This amount will increase with additional years of credited service and earnings. See page 95 for more information.

T.V. Milroy, Group Head, BMO Capital Markets

Mr. Milroy led the BMO Capital Markets business. He was responsible for developing and implementing strategic direction, and delivering customer solutions and financial results of the Investment and Corporate Banking and Trading Products lines of business.

Mr. Milroy has held the following senior management positions with the Bank:

1993    Joined the investment bank as Managing Director

2001    Vice-Chair of Investment & Corporate Banking

2006    Co-President of BMO Capital Markets

2008    Appointed to Group Head and CEO, Capital Markets

Mr. Milroy has a BA from McGill University, a Bachelor and Masters of Law from Cambridge University and an LLB from Dalhousie University, and completed the Advanced Management Program at the Harvard Business School.

After 21 years with BMO, Mr. Milroy announced his decision to retire effective February 1, 2015. He has been an exemplary leader whose vision, execution and strong client focus have made him highly respected among colleagues and clients. Under Mr. Milroy’s leadership, BMO Capital Markets has solidified its leadership position in Canada and achieved significant growth in U.S. and international markets.

Darryl White was appointed Group Head, BMO Capital Markets effective November 1, 2014.

87	Bank of Montreal Management Proxy Circular

2014 compensation

(Canadian $)	2014	2013	2012
Cash
Salary	500,000	500,000	500,000
Short-term incentive (bonus)	2,350,000	2,620,000	2,430,000
Total cash	2,850,000	3,120,000	2,930,000
Equity
Mid-term incentive	2,750,000	2,340,000	2,360,000
Long-term incentive
• stock options	650,000	1,404,000	1,415,000
• deferred share units	850,000	936,000	945,000
Total equity	4,250,000	4,680,000	4,720,000
Total direct compensation	7,100,000	7,800,000	7,650,000

Target for 2014

Mr. Milroy’s total compensation target was market competitive and remained unchanged for 2014. His equity mix was changed to reduce the use of stock options.

Performance in 2014

The CEO assessed Mr. Milroy’s 2014 performance against individual objectives, as well as the BMO Capital Markets 2014 group objectives:

•	Drove performance from the U.S. platform by leveraging expanded distribution capabilities and focused research and coverage in strategic sectors
•	Leveraged North American capabilities in select strategic sectors in international markets to expand the client offering
•	Continued to enhance risk management and regulatory and compliance practices to be responsive to an evolving regulatory environment
•	Focussed on leadership development and succession planning for key BMO Capital Markets roles.

See pages 54 to 56 of our Annual Report for a full discussion of 2014 group objectives and achievements.

Mr. Milroy performed well against his individual objectives for the year. BMO Capital Markets achieved net income of $1,079 million, up 3% from 2013, a strong ROE of 19.2%, and revenue growth of 10%. Mr. Milroy’s total direct compensation was calculated at below target, however, because BMO Capital Markets did not fully achieve its 2014 goals.

Incentive awards

Mr. Milroy’s short-term incentive was funded based 25% on Bank performance and 75% on BMO Capital Markets performance. Funding of the short-term incentive was below target based on Bank and operating group results. The mid-term and long-term incentive plan pools were funded 50% on three-year relative TSR and 50% on BMO Capital Markets performance, and their funding was slightly below target this year based on operating group results, and because the Bank’s three-year TSR relative to the Canadian peer group was also slightly below target. See pages 78 and 79 for details.

Bank of Montreal Management Proxy Circular	88

Short-term incentive plan
BMO Capital Markets measures (a)	2014 performance (b)
Adjusted net income	Below target	Net income was below target driven by higher than target revenues which were more than offset by higher than target expenses.
Adjusted efficiency ratio	Below target	Efficiency ratio of 63.1% was below target due to higher than target expense growth.
Adjusted return on capital – ROE and NEP	At target	ROE was at target due to lower than target net income being partially offset by slightly lower than target equity. NEP was slightly below target.
Customer loyalty/experience	Above target	Customer loyalty measure was slightly above target.
Impact on pool funding	Below target

(a)	Adjusted results exclude the amortization of acquisition-related intangible assets ($1 million after tax in 2014). Adjusted measures are non-GAAP and are disclosed more fully on page 32 of the Bank’s 2014 Annual Report.
(b)	For compensation purposes, an adjustment was made to BMO Capital Markets’ results for measuring compensation to increase provisions for credit losses to reflect credit losses on an expected loss basis, rather than actual credit losses.

See page 72 for Bank short-term incentive performance measures.

Alignment with Shareholder interests

One of the governing principles of BMO’s compensation objectives is to align compensation with Shareholder interests. Deferring compensation is one way to accomplish this, and 60% of Mr. Milroy’s 2014 compensation is deferred.

Share ownership

Mr. Milroy’s share ownership exceeds the guidelines.

Share ownership as at December 31, 2014
Required multiple of target total direct compensation	Shares ($)	RSUs ($)	DSUs ($)	Total share ownership ($)	Total shares as a multiple of target total direct compensation
1.0	1,570,624	9,063,453	21,974,843	32,608,920	Exceeds requirement

Pension

Mr. Milroy participates in the BMO Nesbitt Burns Employee Retirement Plan, a provincially (Ontario) registered defined contribution pension plan offered to all eligible employees of BMO Nesbitt Burns, with the following terms:

•	both Mr. Milroy and the Bank contribute to the plan
•	the Bank contributes 3% of earnings to the BMO Nesbitt Burns Employee Retirement Plan, to a maximum of $3,500 per year
•

Mr. Milroy must contribute 2% of earnings up to a maximum of $2,000 per year, either to the defined contribution pension plan or a registered retirement savings plan. He has chosen to direct his mandatory contributions to a registered retirement savings plan

•	Mr. Milroy is responsible for managing the investment of his retirement funds in the BMO Nesbitt Burns Employee Retirement Plan and in the registered retirement savings plan

See page 96 for more information.

89	Bank of Montreal Management Proxy Circular

J. M. Arès, Chief Technology and Operations Officer, BMO Financial Group

Mr. Arès has enterprise accountability for the diverse businesses and functions within Technology & Operations (T&O): Technology Development & Enterprise Infrastructure, Product Operations, Corporate Real Estate and Strategic Sourcing. He drives innovation and partners with our businesses to fully leverage the use of information technology and superior processes as a strategic tool and to provide competitive advantage in achieving our vision to be the Bank that defines customer experience.

Mr. Arès joined the Bank in April 2010 in his current role. Before joining the Bank he held the following positions:

1993	Consultantat McKinsey & Company, serving clients in telecommunications and banking
1996	JoinedGeneral Electric in the Corporate Initiatives Group, later that year appointed Chief Information Officer at GE Power Systems
2000	AppointedVice-President and Chief Information Officer, GE Power Systems
2002	JoinedThe Coca-Cola Company as Vice-President and Chief Information Officer, later appointed Senior Vice-President and Chief Information Officer

Mr. Arès has Bachelors and Master degrees in Electrical Engineering and an MBA from McGill University in Montreal.

2014 compensation

(Canadian $)	2014		2013	2012
Cash
Salary (a)	546,850		511,750	501,600
Short-term incentive (bonus)	700,000		700,000	420,000
Total cash	1,246,850		1,211,750	921,600
Equity
Mid-term incentive	3,190,000	(b)	900,000	790,000
Long-term incentive
• stock options	250,000		540,000	724,000
• deferred share units	360,000		360,000	566,000
Total equity	3,800,000		1,800,000	2,080,000
Total direct compensation	5,046,850		3,011,750	3,001,600
(a)	US$500,000 in 2014, 2013 and 2012.
(b)	Includes restricted share units awarded as part of a multi-year project initiative.

Target for 2014

Mr. Arès’ target total direct compensation was increased in 2014, although his base salary remained the same. The increase was commensurate with the global market for Mr. Arès skill set and expertise, and was to recognize his enhanced responsibilities in building enterprise-wide digital technologies that will position the Bank to identify and better serve our customers’ needs – a key multi-year initiative toward achieving the Bank’s vision.

Performance in 2014

The CEO assessed Mr. Arès’ 2014 performance against his key individual objectives:

•	Delivered operational excellence and effective risk management
•	Built solutions meeting both immediate and evolving regulatory requirements
•	Set the foundation to innovate and leverage digital and technology capabilities to create a distinctive customer experience and competitive advantage.

Mr. Arès performed well against his individual objectives this year. His total direct compensation was calculated at slightly below target this year because funding of the incentive pools was below target. The Committee used its judgment to make a slight upward adjustment to his incentive compensation to recognize his enterprise leadership in building and implementing transformative information technology solutions across the Bank.

Bank of Montreal Management Proxy Circular	90

Incentive pool funding

Mr. Arès’ short-term incentive was funded based 25% on Bank performance and 75% on the weighted average of all operating group measures. Funding of the short-term incentive pool was below target based on Bank and operating group results. Funding of the mid-term and long-term incentive plan pools was below target this year for the same reasons, and because the Bank’s three-year TSR relative to the Canadian peer group was slightly below target. See pages 78 and 79 for details.

Target for 2015

Mr. Arès’ target total direct compensation is competitive and remains unchanged for 2015. In 2015, Mr. Arès will be granted performance share units in place of a portion of the restricted share units currently offered. He will continue to be eligible for restricted share units as part of a multi-year project initiative.

Alignment with Shareholder interests

One of the governing principles of BMO’s compensation objectives is to align compensation with Shareholder interests. Deferring compensation is one way to accomplish this, and 75% of Mr. Arès’ 2014 compensation is deferred.

Share ownership

Mr. Arès’ share ownership exceeds the guidelines.

Share ownership as at December 31, 2014
Required multiple	Shares ($)	RSUs ($)	DSUs ($)	Total share ownership ($)	Total shares as a multiple of base salary
5.0	0	5,439,038	2,646,845	8,085,883	14.79

Pension

Mr. Arès participates in the following:

•	the PFS
•	the Supplementary Plan
•	the account-based provisions of the Harris Plan (Qualified and Non-Qualified)

Mr. Arès’ overall annual normal retirement pension benefit is:

•

equal to 1.25% of his average pensionable salary (subject to certain limits), multiplied by his years of credited service in the PFS and Supplementary Plans, less an offset for a Canada Pension Plan (“CPP”) entitlement, plus 1.25% of the average of his 5 highest consecutive short-term incentive awards, capped at 45% of his average pensionable salary (subject to certain limits) multiplied by his years of credited service in the PFS and Supplementary Plans

•

pension attributed to the PFS and Supplementary Plans is payable at age 65 but can be paid up to 10 years earlier on a reduced basis (a reduction of 4% per year for each year that retirement precedes age 65), subject to legislation, regulations and plan rules

•

pension attributed to the Harris Plan is an account-based benefit. Annual credits provide 3% to 8% of eligible pay based on age and service points. Account balances accumulate annually with interest based on 10-year Treasury Bond rates with a minimum rate of 5.03%. The Harris Non-Qualified Plan provides for benefits in excess of statutory compensation limits for the Harris Qualified Plan

•	portion paid from the PFS and Supplementary Plans paid as periodic payments
•	portion from the Harris Qualified Plan is paid as either periodic payments or in a lump sum (Mr. Arès’ option), the portion from the Harris Non-Qualified Plan is paid in a lump sum.

His total annual retirement pension benefit to date is $24,622, payable on a reduced basis at age 62. This amount will increase with additional years of credited service and earnings. See page 95 for more information.

91	Bank of Montreal Management Proxy Circular

Executive Compensation Tables

Summary Compensation Table for Named Executive Officers

The table below shows the compensation earned in the last three fiscal years by the NEOs.

			Share- based		Option- based	Non-equity incentive plan compensation ($)	Pension	All other		Total
Name and principal position	Year	Salary ($)	awards ($)(a)		awards ($)(a)(b)	Annual incentive plans (c)	value ($)(d)	compensation ($)(e)		compensation ($)
W. A. Downe	2014	1,594,979	5,800,000		800,000	1,750,000	0	14,218		9,959,197
Chief Executive	2013	1,279,375	5,650,000		1,250,000	1,300,000	0	13,050		9,492,425
Officer	2012	1,254,000	4,850,000		2,100,000	1,000,000	384,013	12,540		9,600,553
T. E. Flynn	2014	500,000	1,665,000		270,000	765,000	89,199	14,959		3,304,158
Chief Financial	2013	500,000	1,260,000		540,000	700,000	87,992	118,974		3,206,966
Officer	2012	500,000	1,186,500		508,500	630,000	66,854	14,959		2,906,813
F. J. Techar	2014	765,590	3,260,000		470,000	970,000	866,323	14,218		6,346,131
Chief Operating Officer	2013	614,100	1,800,000		600,000	1,000,000	1,410,262	316,633	(f)	5,740,995
	2012	601,920	1,470,000		630,000	700,000	236,616	154,833	(f)	3,793,369
T. V. Milroy	2014	500,000	3,600,000		650,000	2,350,000	3,500	2,992		7,106,492
Group Head,	2013	500,000	3,276,000		1,404,000	2,620,000	3,500	2,921		7,806,421
BMO Capital Markets	2012	500,000	3,305,000		1,415,000	2,430,000	3,500	3,000		7,656,500
J. M. Arès	2014	546,850	3,550,000	(g)	250,000	700,000	44,006	720,462		5,811,318
Chief Technology and Operations	2013	511,750	1,260,000		540,000	700,000	53,556	602,556		3,667,862
Officer	2012	501,600	1,356,000		724,000	420,000	22,905	190,979		3,215,484

Cash compensation paid in U.S. dollars has been converted into Canadian dollars at the average rate of exchange for each fiscal year as follows: for US$1.00 = in 2014, Cdn$1.0937; in 2013, Cdn$1.0235; in 2012, Cdn$1.0032.

Equity awards granted in U.S. dollars have been converted into Canadian dollars using the November month end spot rate for each fiscal year as follows: for US$1.00 in 2014, Cdn$1.1440; in 2013, Cdn$1.0620; in 2012, Cdn$0.9936.

U.S. dollar pension values have been converted into Canadian dollar values at an October 31st spot rate into Canadian dollar for each fiscal year as follows: US$1.00 = in 2014, Cdn$1.1271; in 2013, Cdn$1.0427; in 2012, Cdn$0.9990.

(a)	The option-based and share-based awards reported are the most recently approved, rather than those 12 months in arrears. The amounts shown represent the value at the grant date in each of calendar years 2014, 2013 and 2012. The table does not show the value of option-based and share-based awards granted to each of the NEOs in fiscal 2012, from November 1 to December 31, 2011.

•	The value of options granted during this period was: Mr. Downe $2,300,000; Mr. Flynn $936,000; Mr. Milroy $2,575,000; Mr. Techar $1,228,500; and Mr. Arès $854,100.
•	The value of share-based awards during this period was: Mr. Downe $5,400,000; Mr. Flynn $1,170,000; Mr. Milroy $2,575,000; Mr. Techar $1,228,500; and Mr. Arès $830,700.

(b)	A third party consultant prepared an estimate of the value of the options on the grant date, which was reviewed by the Bank’s market risk group. The consultant uses a binomial pricing model, a commonly used valuation method. The consultant gave key assumptions used to determine the option fair value: historic dividend yield: 4.51%; historic share price volatility: 24.96%; risk free rate of return: 2.35% and period until exercise: 10 years. Based on these assumptions, the compensation value of each option granted to the NEOs in December 2014 is $15.62 per option. For accounting purposes, the option value methodology and assumptions used are consistent with the guidance in International Financial Reporting Standard 2, Share-Based Payments. A binomial option pricing model was used with the following assumptions: expected dividend yield 4.7% – 4.8%, expected share price volatility 16.9% – 17.0%, risk free rate of return 1.9% – 2.0% and expected period until exercise 6.5 years – 7.0 years. Based on these assumptions, the weighted-average value of each option granted in December 2014 is approximately $7.45 per option. For the options granted in December 2013 and December 2012, the compensation value was $13.72 and $12.62, respectively, and the accounting value was $6.36 and $5.29, respectively.

(c)	Executives can defer a portion of their short-term cash incentive award and receive DSUs instead. This is what they elected to defer:

Year	NEO	% deferred
2013	Mr. Techar	25%
2012	Mr. Techar	25%

Bank of Montreal Management Proxy Circular	92

(d)	Pension value includes the current service cost and the impact of differences between actual compensation and compensation estimated for actuarial purposes. (See pages 95 and 96 for information about the pension plans and obligations). Mr. Downe’s fiscal year 2014 pension value is zero as he did not accrue further pension benefits in 2014 because he reached his total pension entitlement cap of US$1,000,000 in fiscal 2012. Of the $866,323 reported for Mr. Techar’s fiscal year 2014 pension value, $337,541 is attributable to the cost for 2014 service. The remainder is attributable to the increase in accrued pension liability based on Mr. Techar’s total years credited service to date, resulting from his January 1, 2015 increase in base salary.

(e)	These amounts represent the Bank’s contributions to the NEOs under the employee share purchase programs and the aggregate value of perquisites and benefits where they are above $50,000, or 10% of the total annual salary (whichever is lower). Mr. Arès 2014 amount includes a tax equalization payment of $438,276 and a travel allowance of $218,740.

(f)	Amounts shown for fiscal 2013 and 2012 in past management proxy circulars were inadvertently understated by $215,585 and $89,045, respectively.

(g)	Includes restricted share units awarded as part of a multi-year project initiative.

Outstanding Option-based Awards and Share-based Awards

The table below shows the value of the outstanding option-based and share-based awards for each of the NEOs as of October 31, 2014.

		Option-based awards					Share-based awards
Name	Grant date	Number of securities underlying unexercised options	Option exercise price ($)	Option expiration date	Value of unexercised in-the- money options ($)(a)	Value of options exercised ($)(b)	Number of shares or units of shares that have not vested	Market or payout value of share- based awards that have not vested ($)	Market or payout value of vested share- based awards not paid out or distributed ($)(c)
W. A. Downe	December 8, 2004		56.60	December 8, 2014		289,822
	December 8, 2004	13,332	56.60	December 8, 2014	335,033
	December 8, 2004	13,736	56.60	December 8, 2014	345,186
	December 8, 2005	15,279	62.99	December 8, 2015	286,328
	December 8, 2005	15,279	62.99	December 8, 2015	286,328
	December 8, 2005	15,742	62.99	December 8, 2015	295,005
	December 14, 2006	32,439	68.97	December 14, 2016	413,922
	December 14, 2006	32,439	68.97	December 14, 2016	413,922
	December 14, 2006	33,422	68.97	December 14, 2016	426,465
	December 13, 2007	54,582	60.23	December 13, 2017	1,173,513
	December 13, 2007	54,582	60.23	December 13, 2017	1,173,513
	December 13, 2007	56,236	60.23	December 13, 2017	1,209,074
	December 10, 2009	183,194	53.45	December 10, 2019	5,180,726
	December 22, 2010	199,408	57.78	December 22, 2020	4,775,822
	December 13, 2011	178,572	56.00	December 13, 2021	4,594,658
	December 13, 2011						78,736	6,435,064
	December 13, 2011								2,339,320
	December 14, 2012	166,362	60.11	December 14, 2022	3,596,746
	December 14, 2012						65,170	5,326,384
	December 14, 2012								1,919,293
	December 16, 2013	91,108	68.60	December 16, 2023	1,196,248
	December 16, 2013						49,045	4,008,416
	December 16, 2013								2,589,215
Total		1,155,712			25,702,489	289,822	192,951	15,769,864	21,931,068
T.E. Flynn	December 8, 2004		56.60	December 8, 2014		206,128
	December 8, 2004	10,250	56.60	December 8, 2014	257,583
	December 8, 2005		62.99	December 8, 2015		235,090
	December 8, 2005	10,800	62.99	December 8, 2015	202,392
	December 14, 2006	11,800	68.97	December 14, 2016	150,568
	December 14, 2006	11,800	68.97	December 14, 2016	150,568
	December 13, 2007	17,300	60.23	December 13, 2017	371,950
	December 13, 2007	17,300	60.23	December 13, 2017	371,950
	December 11, 2008	18,120	34.13	December 11, 2018	862,512	1,377,724
	December 10, 2009	58,466	53.45	December 10, 2019	1,653,418
	December 22, 2010	60,951	57.78	December 22, 2020	1,459,776
	December 13, 2011	72,671	56.00	December 13, 2021	1,869,825
	December 13, 2011						23,030	1,882,257
	December 14, 2012	40,284	60.11	December 14, 2022	870,940
	December 14, 2012						15,558	1,271,581
	December 14, 2012						6,124	500,493
	December 16, 2013	39,359	68.60	December 16, 2023	516,784
	December 16, 2013						12,611	1,030,736
	December 16, 2013						5,305	433,544
Total		369,101			8,738,266	1,818,942	62,628	5,118,611	0

93	Bank of Montreal Management Proxy Circular

		Option-based awards					Share-based awards
Name	Grant date	Number of securities underlying unexercised options	Option exercise price ($)	Option expiration date	Value of unexercised in-the- money options ($)(a)	Value of options exercised ($)(b)	Number of shares or units of shares that have not vested	Market or payout value of share- based awards that have not vested ($)	Market or payout value of vested share- based awards not paid out or distributed ($)(c)
F. J. Techar	December 8, 2004	16,368	56.60	December 8, 2014	411,328
	December 8, 2004	16,864	56.60	December 8, 2014	423,792
	December 8, 2005	17,061	62.99	December 8, 2015	319,723
	December 8, 2005	17,578	62.99	December 8, 2015	329,412
	December 14, 2006		68.97	December 14, 2016		161,519
	December 14, 2006	20,988	68.97	December 14, 2016	267,807
	December 14, 2006	21,624	68.97	December 14, 2016	275,922
	December 13, 2007		60.23	December 13, 2017		429,566
	December 13, 2007	26,136	60.23	December 13, 2017	561,924
	December 13, 2007	26,928	60.23	December 13, 2017	578,952
	December 11, 2008		34.13	December 11, 2018		1,764,119
	December 10, 2009		53.45	December 10, 2019		1,449,846
	December 22, 2010	63,581	57.78	December 22, 2020	1,522,765	354,329
	December 13, 2011	77,231	56.00	December 13, 2021	1,987,154	318,935
	December 13, 2011						24,182	1,976,370
	December 14, 2012	49,909	60.11	December 14, 2022	1,079,033
	December 14, 2012						19,276	1,575,410
	December 14, 2012						7,587	620,080
	December 16, 2013	43,732	68.60	December 16, 2023	574,201
	December 16, 2013						16,815	1,374,314
	December 16, 2013						8,841	722,572
Total		398,000			8,332,013	4,478,314	76,701	6,268,746	7,020,609
T. V. Milroy	December 8, 2004	8,200	56.60	December 8, 2014	206,066
	February 7, 2006	5,700	67.94	February 7, 2016	78,603
	February 7, 2006	5,700	67.94	February 7, 2016	78,603
	December 14, 2006	5,250	68.97	December 14, 2016	66,990
	December 14, 2006	5,250	68.97	December 14, 2016	66,990
	December 13, 2007	12,050	60.23	December 13, 2017	259,075
	December 13, 2007	12,050	60.23	December 13, 2017	259,075
	March 27, 2008	46,767	45.00	March 27, 2018	1,717,752	345,933
	December 10, 2009	73,114	53.45	December 10, 2019	2,067,664	423,280
	December 22, 2010	125,853	57.78	December 22, 2020	3,014,179
	December 13, 2011	124,962	56.00	December 13, 2021	3,215,272	1,614,715
	December 13, 2011						50,686	4,142,573
	December 14, 2012	112,097	60.11	December 14, 2022	2,423,537
	December 14, 2012						43,325	3,540,921
	December 14, 2012						17,071	1,395,179
	December 16, 2013	102,333	68.60	December 16, 2023	1,343,632
	December 16, 2013						32,790	2,679,913
	December 16, 2013						13,792	1,127,212
Total		639,326			14,797,438	2,383,928	157,664	12,885,798	18,261,970
J. M. Arès	December 22, 2010	30,175	57.78	December 22, 2020	722,691
	December 31, 2010								466,713
	December 13, 2011	62,431	56.00	December 13, 2021	1,606,350
	December 13, 2011						16,351	1,336,402
	December 13, 2011								83,547
	December 14, 2012	57,356	60.11	December 14, 2022	1,240,037
	December 14, 2012						14,503	1,185,309
	December 14, 2012						10,224	835,631
	December 16, 2013	39,359	68.60	December 16, 2023	516,784
	December 16, 2013						12,611	1,030,736
	December 16, 2013						5,305	433,544
Total		189,321			4,085,862	0	58,994	4,821,622	973,211

(a)	The value of unexercised in-the-money options is equal to the difference between the grant price of the options and the closing price of the shares on the TSX on October 31, 2014 ($81.73). This includes options that have not yet vested or cannot be exercised because they are subject to 50% or 100% price condition hurdles that have not been reached.
(b)	The value of options exercised is the proceeds received in fiscal 2014 from the exercise of options granted in previous years, before deductions for taxes and commissions.
(c)	Total represents the aggregate value of annual cash bonuses the NEO voluntarily elected to defer into DSUs, awarded DSUs that have vested and the dividend equivalents earned as additional DSUs. Only the individual awarded DSU details are outlined in the column.

Bank of Montreal Management Proxy Circular	94

Incentive Plan Awards – Value Vested or Earned

The table below shows the value of the option-based awards, share-based awards and non-equity incentive plan compensation that vested or was earned during fiscal 2014.

Name	Option-based awards – value vested during the year ($)(a)	Share-based awards – value vested during the year ($)(b)	Non-equity incentive plan compensation – value earned during the year ($)(c)
W. A. Downe	2,274,117	6,394,779	1,750,000
T. E. Flynn	739,847	1,570,569	765,000
F. J. Techar	965,921	1,530,243	970,000
T. V. Milroy	1,858,885	2,444,286	2,350,000
J. M. Arès	409,832	637,471	700,000

(a)	The value of the stock options that vested during the fiscal year is based on the difference between the grant price of the options and the share closing price on the TSX on the vesting date.
(b)	The value of share-based awards that vested during the fiscal year includes dividend equivalents earned on these share-based awards during the period. Share-based awards are valued based on a 20-day volume-weighted average of a common share on the TSX calculated as at December 1, 2013 for RSU awards and a 10-day average of a common share on the TSX calculated as at December 16, 2013 for DSU awards.
(c)	These are the annual cash incentive awards for 2014. This table includes the full amount of the annual cash incentive even if a portion was voluntarily deferred into DSUs.

Defined Benefit Pension Plan Table

The table below describes the defined benefit pension plans, including the annual pension payable to the NEOs for three pension-eligibility time frames – year end, normal retirement and age 65 – and accrued obligations determined on a defined benefit basis.

Name	Number of years credited service	Annual benefits payable ($)(a)(b)						Accrued obligation at start of year ($)(e)	Compensatory change ($)(f)	Non- compensatory change ($)(f)	Accrued obligation at year end ($)(e)
		At year end (c)		At normal retirement (d)		At age 65
W. A. Downe	31.42	1,127,100	(g)	1,127,100	(g)	1,127,100	(g)	15,772,923	0	2,030,410	17,803,333
T. E. Flynn	21.92	205,120		255,489		359,214		1,758,653	89,199	296,055	2,143,907
F. J. Techar	30.00	686,404	(h)	776,291	(h)	886,854	(h)	9,353,746	866,323	1,989,293	12,209,362
J. M. Arès	4.50	24,622	(i)	89,814	(i)	130,245	(i)	151,803	44,006	63,423	259,232

(a)	Annual benefits payable are inclusive of all pension entitlements from the Bank.
(b)	All annual benefits shown for Mr. Flynn reflect earnings as of October 31, 2014. For Mr. Techar, annual benefits payable at year-end reflect earnings as of October 31, 2014, whereas, annual benefits payable at normal retirement and age 65 reflect the approved increase in salary effective fiscal 2015.
(c)	Annual benefits payable reflect the pension benefit earned as at year end and do not reflect the reductions of benefits applied in the event of early retirement, with the exception of Mr. Arès as noted on page 91.
(d)	According to their pension arrangements, Messrs. Downe and Techar have a normal retirement age of 60. A portion of Mr. Flynn’s pension will be unreduced at age 60 and his total pension will be unreduced at his normal retirement age of 65. The amount shown is the amount payable at age 60.
(e)	Accrued obligation is the present value of the accrued benefit, calculated using the same actuarial assumptions and methods used to calculate the pension liabilities in the consolidated financial statements. The assumptions reflect a best estimate of future events, so the values shown may not be directly comparable to similar estimates of pension liabilities disclosed by other corporations. Also, if an NEO is entitled to a lump sum payment on retirement, the lump sum payment may be significantly different compared to the accrued obligation because of differences between the lump sum assumptions (which are dependent on economic conditions at the time of retirement) and the assumptions used to prepare the consolidated financial statements.
(f)	Compensatory Change consists mainly of the service cost (the present value of the additional benefit earned during the year by virtue of accruing service) and differences between actual compensation and compensation estimated for actuarial purposes. Non-Compensatory Change includes interest on the obligation and changes in assumptions, changes in exchange rates, non-compensatory plan experience (such as retirement behaviour other than as expected) and employee contributions.
(g)	A portion of Mr. Downe’s annual pension benefit will be payable as an annuity from The Pension Fund Society of the Bank of Montreal (PFS). The balance of the total annual pension entitlement will be converted to a lump sum on retirement. The annual pension is subject to a total pension entitlement cap of US$1,000,000. The Cdn$1,127,100 annual benefit payable has been converted from US$1,000,000 at the exchange rate outlined in the notes to the Summary Compensation Table.
(h)	A portion of Mr. Techar’s annual pension benefit will be payable from the PFS, a portion from the Harris Qualified Plan and the balance of the total annual pension entitlement will be converted to a lump sum on retirement. The benefit amounts shown have been converted from U.S. dollars at the exchange rate outlined in the notes to the Summary Compensation Table.
(i)	A portion of Mr. Arès’ annual pension benefit will be payable from the PFS and Supplementary Plans, a portion of the Harris Qualified Plan may be paid either as periodic payments or in a lump sum (Mr. Arès’ option). The balance of his entitlement from the Harris Non-Qualified Plan will be payable as a lump sum. The benefit amounts shown have been converted from U.S. dollars at the exchange rate outlined in the notes to the Summary Compensation Table.

95	Bank of Montreal Management Proxy Circular

Defined Contribution Pension Plan Table

The table below describes the defined contribution pension from the BMO Nesbitt Burns Employee Retirement Plan for Mr. Milroy.

Name	Defined Contribution Pension Accumulated value at start of year ($)	Compensatory ($)(a)	Defined Contribution Pension Accumulated value at year-end ($)
T. V. Milroy	100,971	3,500	115,529

(a)	The compensatory component of this disclosure includes only the Bank’s contributions to the BMO Nesbitt Burns Employee Retirement Plan on behalf of Mr. Milroy. The Plan does not provide “above market investment earnings”.

Termination and Change of Control Benefits

The table below explains how the components of the executive compensation program for the NEOs are treated under five termination scenarios and where applicable the incremental payment.

Compensation element	Resignation	Termination with cause	Termination without cause	Retirement (early or normal)	Change in control
Base pay (salary)	Ceases immediately	Ceases immediately	Severance paid as a lump sum or salary continuation.	Normal retirement provisions apply.	No incremental payment
Short term incentive plan (Bonus)	Forfeited	Forfeited	As negotiated	Pro-rated for the year	No incremental payment
Bank mid-term incentive plan (RSUs and PSUs)	Forfeited	Forfeited	Normal vesting and payout dates apply. Units are forfeited if non-solicit provision is breached or if employee engaged in misconduct while employed.	Normal vesting and payout dates apply. Units are forfeited if non-solicit and non-compete provisions are breached or if employee engaged in misconduct while employed.	Normal vesting and payout dates apply.
Long-term incentive plan (stock options)	All options are cancelled.	All options are cancelled.	All vested options expire in 90 days. If non-solicit provision is breached, all options are cancelled. However, if employee is at retirement age, the retirement provisions apply instead.	All options expire at the earlier of five years from retirement or normal expiry. If non-compete and non-solicit provisions are breached, all options are cancelled.	If terminated without cause within 24 months after change in control, all options become fully vested and will expire within 90 days.
Deferred share units (“DSUs”)	Units are redeemed if vested, otherwise forfeited.	Units are redeemed if vested, otherwise forfeited.(a)	Units are redeemed if vested, otherwise forfeited.	Units are redeemed.	Participation continues.
Pension Fund Society of Bank of Montreal Executive Supplementary Pension Plan	No incremental payment	No incremental payment	Prior to age 55, bonus related pension provision (1.25% of best average earnings less the average pensionable salary, multiplied by credited service) is payable.	No incremental payment	No incremental payment

Bank of Montreal Management Proxy Circular	96

Compensation element	Resignation	Termination with cause	Termination without cause	Retirement (early or normal)	Change in control
BMO Nesbitt Burns Employee Retirement Plan Employees’ Retirement Plan of the Bank of Montreal/Harris	No incremental payment	No incremental payment	No incremental payment	No incremental payment	No incremental payment
Retirement Allowance Agreement (b)	No incremental payment	No incremental payment	Granted an additional two years of credited service plus severance payment equal to two times the sum of annual salary plus the average of the best five consecutive bonuses.	No incremental payment	The payment is the same as Termination without cause, if there is a change of control and within 24 months the executive is terminated without cause.
Benefits	None	None	None	None	None
Perquisites	Cease	Cease	Subject to negotiation	Cease	No incremental payment

(a)	All granted DSUs awarded on or after December 2013 that are vested will also be forfeited on termination with cause.
(b)	Limited to those governed by an Retirement Allowance Agreement (Messrs. Downe and Techar), termination without cause includes voluntary termination by the executive for good reason within 24 months of a change in control.

The table below shows the estimated incremental payments to each NEO at, following, or in connection with each of the termination scenarios below as at October 31, 2014 (a).

Name	Type of payment	Resignation ($)	Termination with cause ($)	Termination without cause ($)	Retirement (early or normal) ($)	Change in control ($)
W. A. Downe	Total cash severance	0	0	8,150,794	0	8,150,794
	Stock options	0	0	0	0	11,869,629
	Pension	0	0	0	0	0
	Total	0	0	8,150,794	0	20,020,423
T. E. Flynn	Total cash severance	0	0	0	0	0
	Stock options	0	0	0	0	3,452,357
	Pension	0	0	54,792	0	0
	Total	0	0	54,792	0	3,452,357
F. J. Techar	Total cash severance	0	0	3,592,296	0	3,592,296
	Stock options	0	0	0	0	6,266,717
	Pension	0	0	43,472	0	43,472
	Total	0	0	3,635,768	0	9,902,485
T. V. Milroy	Total cash severance	0	0	0	0	0
	Stock options	0	0	0	0	7,097,610
	Pension	0	0	0	0	0
	Total	0	0	0	0	7,097,610
J. M. Arès	Total cash severance	0	0	0	0	0
	Stock options	0	0	0	0	2,430,678
	Pension	0	0	2,063	0	0
	Total	0	0	2,063	0	2,430,678

(a)	The estimated incremental benefit received by the NEO excludes statutory benefits. Calculations assume the NEO ceased to be an employee on October 31, 2014. Values are based on the closing share price on the TSX on October 31, 2014 ($81.73). Incremental payments in U.S. dollars have been converted at US$1.00 = Cdn$1.1271.

•	Severance payments for Messrs. Downe and Techar are governed by their respective Retirement Allowance Agreements. Common law would determine severance payments for Messrs. Flynn, Milroy and Arès.
•

Stock option values shown are the in-the-money amount of options vesting earlier than normal. Accelerated vesting of stock options would occur if the NEO is terminated without cause within 24 months of the change of control.

97	Bank of Montreal Management Proxy Circular

•

Pension payments for Messrs. Downe and Techar are governed by their respective Retirement Allowance Agreements. Mr. Downe has reached the US$1,000,000 pension cap and no additional amounts are payable under his Retirement Allowance Agreement. Payments for Mr. Flynn are governed by the Pension Fund Society of the Bank of Montreal and Executive Supplementary Pension Plan, Mr. Milroy by the BMO Nesbitt Burns Pension Employee Retirement Plan , and Mr. Arès by a combination of the Pension Fund Society of the Bank of Montreal, the Executive Supplementary Pension Plan and the Employees’ Retirement Plan of the Bank of Montreal/Harris.

Other Information

Bank’s Stock Option Plans

The only compensation plans under which the Bank issues equity securities are the Stock Option Plan and the Marshall & Ilsley (“M&I“) stock option plans BMO assumed when it acquired M&I.

Stock Option Plan – Shareholders approved this plan in 1995, and approved an amendment to increase the number of shares issuable under the plan at the Annual Meeting of Shareholders on March 3, 2009. In fiscal 2014, the Board amended the Stock Option Plan to expand the circumstances under which the benefit to be realized from a grant of stock options after December 2013 may be clawed back to include where either the Bank or its U.S. operations suffers a significant financial loss. The Stock Option Plan was also amended to change the expiry date of options from three years to five years following termination of employment due to death or permanent disability for options granted after October 2014, to be consistent with the expiry date of options following retirement. In addition, minor corrections were made to the plan text to improve consistent use of language. These changes did not require Shareholder approval under the terms of the Stock Option Plan.

Non-Officer Director Stock Option Plan – Shareholders approved this plan in 2002. The Board decided to discontinue granting options under the Plan effective November 1, 2003. The last options granted under this Plan expired on February 28, 2013. This Plan is no longer active.

Dilution Impact of Long-Term Incentive Plan

At any time, there are a number of options available to be issued, plus options outstanding that have not yet been exercised. These are known as overhang. To reduce the future dilutive effects stock options have on share value, the Committee has established a guideline limiting overhang to 7.5% or less of the total number of issued and outstanding shares. The Bank also monitors the outstanding options (dilution) and the number of options issued each year (burn rate).

The table below shows these key measures, and shows our management of stock option awards to minimize the dilutive effect on Shareholders.

	Measure (shown as a % of issued and outstanding shares as of October 31, 2014)
	2014	2013	2012
Overhang (a)	2.71%	3.13%	3.49%
Dilution (b)	2.05%	2.32%	2.43%
Burn rate (c)	0.25%	0.31%	0.39%

(a)	Overhang is the total number of options available to be issued, plus all options outstanding that have not yet been exercised, expressed as a percentage of the total number of issued and outstanding shares at the end of the fiscal year, being 649,050,049.
(b)	Dilution is the number of options issued but not exercised, expressed as a percentage of the total number of issued and outstanding shares at the end of the fiscal year.
(c)	Burn rate is the number of stock options issued during the year, expressed as a percentage of the total number of issued and outstanding shares at the end of the fiscal year.

Securities Authorized for Issuance under the Equity Compensation Plans

The table on the following page shows (at October 31, 2014):

•	shares to be issued when outstanding options under the various stock option plans are exercised
•	remaining number of shares available for issuance under the Stock Option Plan (there are no further shares available for issue under the M&I stock option plans).

Bank of Montreal Management Proxy Circular	98

Shareholders have approved all equity compensation plans that involve the issuance of shares.

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted- average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by the security holders	13,337,765	$76.21	4,222,722
Equity compensation plans not approved by the security holders	Nil	Nil	Nil
Total	13,337,765	$76.21	4,222,722

(a)	Includes outstanding M&I stock options that were converted into options to purchase shares when the M&I acquisition closed, in accordance with the purchase agreement.
(b)	Includes the weighted-average exercise price for the converted M&I stock options.

Bank’s Stock Option Plan – Issuance Limits

Eligibility	Options granted to employees and employees on a temporary leave of absence of the Bank and its affiliates at Committee discretion.
Maximum number of Shares issuable	75,876,632 shares (representing 11.73% of issued and outstanding shares as at February 6, 2015)
Currently issued (dilution)	13,194,878 shares issuable upon exercise of outstanding options (representing 2.04% of the Bank’s issued and outstanding shares as at February 6, 2015)
Available for issue	4,074,928 shares remaining available for issuance (representing 0.63% of the Bank’s issued and outstanding shares as at February 6, 2015)
Other limits	The number of shares issuable to insiders, at any time, under all security-based compensation arrangements, cannot exceed 10% of the issued and outstanding shares; and the number of shares issued to insiders, within any one-year period, under all security-based compensation arrangements, cannot exceed 10% of the issued and outstanding shares. Maximum number of shares reserved for issuance under options to any one participant cannot exceed 5% of the shares then issued and outstanding.
Committee guideline (overhang)	The Committee adopted a guideline that the total number of options available for issue, plus all options outstanding that have not yet been exercised, should be 7.5% or less of the total number of the Bank’s issued and outstanding shares.

Bank’s Stock Option Plan – Conditions

Maximum option term	Ten-year expiry date from date of grant. Term is extended if the expiry falls during a Bank trading black-out period to fifth business day after blackout period is lifted; except that any option holder who is a U.S. taxpayer is excluded from this provision.
Exercise price	Equal to the closing price of the shares on the TSX on the trading day immediately preceding the date of grant
Vesting and exercise of options	Stock options must have vested before they can be exercised. Stock options granted on or after December 2013 vest in equal tranches of 50% on the third and fourth anniversaries of their grant date. Options granted prior to December 2013 vest in tranches over a four-year period starting from their grant date. For stock options that include a price-condition, in addition to vesting, the shares must meet or exceed share price growth conditions before options can be exercised. Beginning in 2013, the Committee may outline different vesting terms in the participant’s award acknowledgement.
The Committee has full discretion to determine the number of options to be granted in the form of standard options and price-conditioned options.

99	Bank of Montreal Management Proxy Circular

Expiry of options	The earlier of:
	(i)	the fifth anniversary of a participant’s retirement date
	(ii)	the fifth anniversary (third anniversary for options granted before November 2014) of the date of termination of full-time employment due to disability or death
	(iii)	the ten-year anniversary of date of grant.
Options are forfeited if a participant resigns or is terminated for cause. For termination without cause, the participant may exercise outstanding exercisable options within 90 days of termination. All remaining options are then forfeited.
Transfer/ assignment	Only by will or under succession laws
Forfeiture on detrimental act committed while employed	All or a portion of an executive’s vested and non-vested options may be forfeited if it is discovered that a former executive while employed committed an act detrimental to the Bank.
Forfeiture on competition	Options may be forfeited where a retired participant or participant on permanent disability competes with the Bank or solicits the Bank’s employees or customers and when a participant who was terminated without cause solicits the Bank’s employees or customers.
Change of control	If an executive is terminated (other than for cause) within 24 months of a change of control, the executive’s options vest immediately and the executive has 90 days to exercise.
Plan changes	The Committee or Board of Directors may amend, modify or terminate the Plan at any time provided that any changes do not decrease entitlements that have accrued prior to the date of change. Changes are subject to Shareholder approval where such change:
	(i)	increases the number of shares reserved for issuance under the Plan
	(ii)	reduces the exercise price of an option (the cancellation or termination of an option of a Plan participant prior to its expiry date for the purpose of re-issuing options to the same Plan participant with a lower exercise price shall be treated as an amendment to reduce the exercise price of an option)
	(iii)	extends the term of an option beyond the expiry date (except where an expiry date would have fallen within a blackout period of the Bank)
	(iv)	extends eligibility to participate in the Plan to non-employee directors
	(v)	permits options or stock appreciation rights to be transferred other than for normal estate settlement purposes
	(vi)	extends the expiry date of an option beyond ten years from its grant date (except where an expiry date would have fallen within a blackout period of the Bank)
	(vii)	permits awards, other than options and stock appreciation rights, to be made under the Plan
Amendments which may be made without Shareholder approval include amendments of a “housekeeping” nature, the addition of covenants of the Bank for the protection of participants, adjustments to outstanding options in the event of certain corporate transactions, specifying practices with respect to applicable tax withholdings, a change to the vesting provisions of an option and a change to the termination provisions of an option which does not entail an extension of the term of the option beyond its original expiry date.
Exercise process	(i)	executives open a BMO brokerage account
	(ii)	when the option is exercised, the account is debited for the amount of the strike price and, to the extent that the amount debited exceeds available funds in the account, the executive is charged interest at the same rate charged to customers for purchases of securities on margin
	(iii)	when the executive has elected to sell all or some of the shares issued upon the exercise of the options, brokerage firm retains a portion of the sale proceeds to cover the strike price, applicable commissions and taxes and debit interest
	(iv)	when any executive has elected to hold the shares issued upon the exercise of the options, he or she must pay the strike price, applicable commissions and taxes and debit interest
An executive may also elect to surrender their in-the-money options a day prior to expiry in exchange for shares equivalent in value to the in-the-money amount.
Clawback

Up to 100% of the benefit associated with an executive’s unexercised options may be clawed back, if through the executive’s fraud, misconduct or gross negligence BMO or BMO Financial Corp. suffers a consequential financial loss or is required to restate its financials.

Up to 100% of the benefit received from the exercise of stock options in the past 12 months may be clawed back if there is a financial restatement or misconduct, as per Bank policy.

Bank of Montreal Management Proxy Circular	100

Key Features of the BMO Capital Markets Variable Compensation Plan

Eligibility	BMO Capital Markets employees (excluding the BMO Capital Markets CEO)
Form of award	Cash, restricted share units (“RSUs”) or deferred share units (“DSUs”)
Pool funding

A global pool is established based on a fully expensed model through the use of Net Income Before Bonus and Taxes performance against performance targets; the amount available to the BMO Capital Markets Executive Committee is based on the operating group performance outlined on page 89.

Pool is fully adjusted for actual loan losses and incorporates a BMO Capital Markets ROE measure.

Pool may also be adjusted to reflect other considerations such as risk.

Form of award

Individual awards apportioned between cash and RSUs, based on nature of the role and compensation level.

Cash portion can be voluntarily deferred into DSUs.

All material risk-taking employees in BMO Capital Markets receive at least 40% of their incentive award in RSUs. See pages 102 and 103 for more information on material risk-taking employees.

RSU terms

RSUs:

•    Earn dividend equivalents as additional RSUs.

•    Value is based on the share price.

•    Vests 25% in each of the first two years, and 50% over the third year, with payout either each year or at the end of three years.

•    Non-vested units are forfeited on resignation.

•    Continue to vest upon retirement or termination without cause, subject to a non-compete provision and/or non-solicit provision.

•    Non-vested RSUs are forfeited if participant committed an act while employed with the Bank that would have led to termination for cause.

DSU terms

BMO Capital Markets employees at the Managing Director level and above may choose to receive some or all of their cash award in DSUs.

DSUs:

•    Earn dividend equivalents as additional DSUs.

•    Redeemable only when employees sever all ties with the Bank and its affiliates.

•    Value is based on the share price.

Clawback

Cash, RSUs and DSUs paid out in the past 12 months may be clawed back if there is a financial restatement or misconduct, as per Bank policy.

RSU equity award payouts may be reduced or eliminated based on information that would have negatively impacted the size of an award when it was granted.

101	Bank of Montreal Management Proxy Circular

Additional Disclosure

This section of the management proxy circular includes information about compensation plans and employees that can have a material impact on the Bank’s risk exposure (“material plans and employees”) and is consistent with the Basel Committee Pillar 3 Disclosure Requirements.

The Committee is accountable for establishing and approving compensation policies and philosophies for BMO Financial Group’s material plans and employees. Its overall approach is consistent with the approach it applies to executive compensation, with appropriate modifications to comply with requirements in local jurisdictions:

•	tie compensation payouts to business performance, strategy and Shareholder returns, while balancing risk
•	consider individual performance when determining variable pay
•	require material risk-taking employees to defer a portion of their variable compensation

(See the Compensation Discussion and Analysis starting on page 52 for information about executive compensation and the Committee’s role.)

Material Plans

The Committee approved criteria for identifying material plans after receiving input from the Bank’s Risk, Audit, Finance, Human Resources and Compliance groups.

The risk level of a business (based on the Risk group’s assessment) and its total annual compensation spend determine whether or not a compensation plan is considered material. Generally, higher risk businesses and larger spends on annual compensation would lead to classification as a material plan.

The Committee must approve:

•	the annual list of material plans
•	changes to material plans, after review by the U.S. and enterprise Compensation Oversight Committee and CEO (see page 58 for more details on the U.S. and Enterprise Compensation Oversight Committees)
•	funding for the variable incentive pools, after review by the U.S. and Enterprise Compensation Oversight Committees and CEO.

Material Risk-Taking Employees

The Committee has approved the following categories of employees as its material risk-taking employees: all Senior Vice-Presidents and above in the Bank and any BMO Capital Markets employees whose actions could have a material impact on the Bank’s risk.

The following standards apply to the compensation of material risk taking employees:

•	non-financial metrics (such as risk limits exceeded and unsatisfactory audit reports) are consolidated in performance assessments and compensation decisions
•	deferred compensation for this group is 40% to 60% of their total compensation
•	variable compensation reflects pay for performance and appropriate risk measures.

Compensation Tables for Material Risk-Taking Employees

Cash compensation paid has been converted into Canadian dollars at the average rate of exchange in fiscal 2014 of US$1.00=Cdn$1.0937 and £1=Cdn$1.8157; fiscal 2013 of US$1.00=Cdn$1.0235 and £1=Cdn$1.5978.

Equity awards granted have been converted into Canadian dollars using the November month-end spot rate in fiscal 2014 of US$1.00=Cdn$1.1440 and £1=Cdn$1.7890; fiscal 2013 of US$1.00=Cdn$1.0620 and £1=Cdn$1.7382.

Bank of Montreal Management Proxy Circular	102

Total direct compensation awarded in fiscal 2014 and 2013

	2014		2013
Category (a)	Senior Executives	Other material risk takers	Senior Executives	Other material risk takers
Number of employees (#)	10	95	9	100
Total fixed compensation (non-deferred) ($)	6,640,430	26,585,202	5,456,075	28,038,787
Total variable compensation
Cash (non-deferred) ($)	9,615,550	50,562,678	7,981,255	58,861,111
Cash (deferred) ($)	289,100	556,967	875,000	1,225,514
Share-based (deferred) ($)	25,802,080	61,341,357	18,547,700	56,546,155
Option-based (deferred) ($)	3,664,520	6,259,609	6,286,040	10,948,556
Total variable compensation ($)(b)	39,371,250	118,720,611	33,689,995	127,581,336
Total direct compensation ($)	46,011,680	145,305,813	39,146,070	155,620,123
(a)	Employees who have left the Bank during the year are included in these categories. Senior Executives are the Bank’s most senior executives.
(b)	Total variable compensation represents the total of cash (excluding fixed compensation), share-based, and option-based. The amounts for fiscal 2013 in last year’s management proxy circular were overstated due to a calculation error – total fixed compensation amounts were inadvertently added.

Deferred compensation outstanding and paid out in fiscal 2014 and 2013

	2014		2013
Category	Senior Executives	Other material risk takers	Senior Executives	Other material risk takers
Cash
Vested	3,705,826	1,089,424	3,285,481	1,201,653
Share-based (a)(b)
Vested	76,526,127	38,479,594	58,271,359	39,095,226
Unvested	55,679,661	193,790,556	46,326,638	219,019,123
Option-based (a)(c)
Vested	55,321,328	52,572,280	35,791,079	44,571,062
Unvested	30,975,549	40,781,494	24,738,609	35,498,155
Paid in the fiscal year	24,624,925	72,817,789	14,462,729	65,922,316

(a)	Based on the closing share price on the TSX on October 31, 2014 ($81.73) and October 31, 2013 ($72.62).
(b)	The value of vested and unvested share-based awards equals the number of outstanding units on October 31 multiplied by the closing share price.
(c)	The value of vested and unvested in-the-money options is equal to the difference between the grant price of the options and the closing share price on October 31. Vested options include options that have vested and cannot be exercised because they have not met the price condition hurdles.

Outstanding share-based and option-based awards are subject to implicit adjustments (share price fluctuation) and explicit adjustments (i.e., risk adjustments, clawback or forfeiture). In 2014 and 2013, no reductions were taken due to explicit adjustments. In 2014 and 2013, there were no implicit reductions.

Other compensation paid

In 2014, the severance payments agreed to were $17.3 million for 4 material risk takers and $18.7 million was paid out to 14 material risk takers. In 2013, the severance payments agreed to were $14.3 million for 4 material risk takers and $17.0 million was paid out to 17 material risk takers. The severance payments awarded were aligned with common law practice. No Senior Executives received or were awarded severance in fiscal 2014 or 2013.

Information on sign-on payments, guaranteed bonuses and the highest severance awarded in 2014 and 2013 was provided to OSFI on a confidential basis to protect employee privacy.

103	Bank of Montreal Management Proxy Circular

Directors’ Approval

Our Board of Directors approved the contents of this Management Proxy Circular for distribution to Shareholders.

BARBARA M. MUIR

Corporate Secretary

February 24, 2015

Bank of Montreal Management Proxy Circular	104

A Commitment

To lead by example in everything we do

➢	Responsibly managing performance

➢	Ensuring discipline around risk

➢	Growing a loyal customer base

➢	Fostering our employees’ success

➢	Conducting business with integrity

➢	Helping others along the way

Read about the commitments we’ve made to our customers and the communities where we operate in the latest Corporate Responsibility Report at: www.bmo.com/corporateresponsibility

BMO’s Environmental, Social and Governance Report and Public Accountability Statement (ESG Report/PAS) outlines the issues that have the most impact on our stakeholders and on the long-term viability of our business. This report is available on our website at: www.bmo.com/esg-pas-report

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our Management Proxy Circular

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